02028977

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Doral Industries Inc.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 15 2002
THOMSON FINANCIAL

FILE NO. 82- 2800 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

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12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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OICF/BY: dl

DATE : 5/14/02

forty years and still growing



ANNUAL REPORT **2001**

DOREL

LES INDUSTRIES DOREL INDUSTRIES INC.

a rapidly growing global consumer products manufacturer specializing in three product areas: juvenile products, ready-to-assemble (RTA) furniture, and home furnishings. Dorel's product offerings include a wide variety of RTA furniture for home and office use; juvenile products such as infant car seats, strollers, high chairs, toddler beds, cribs, infant health and safety aids, play yards and juvenile accessories; and home furnishings such as metal folding furniture, chairs, tables, futons and step stools.

Dorel employs approximately 3,600 people in nine countries. Major North American facilities are located in Montreal, Quebec; Cornwall, Ontario; Columbus, Indiana; Cartersville, Georgia; Wright City, Missouri; Tiffin, Ohio; Dowagiac, Michigan; and Canton, Massachusetts. The Company's major divisions in the United States include Ameriwood Industries and the Dorel Juvenile Group (DJG USA), which incorporates the Cosco and Safety 1st brand names. In Canada, Dorel operates Ridgewood Industries and Dorel Home Products. European operations are carried out through the Dorel Juvenile Group (DJG Europe) which includes the Maxi-Cosi, Quinny and Safety 1st brand names. Dorel's international sourcing operations are carried out through Dorel Asia based in Hong Kong.



Manufacturing
Sales
Distribution
Corporate

financial highlights

[illegible]

Operating Results
(In thousands of US dollars, except per share amounts)

	2001	2000	1999	1998	1997
Sales	[illegible]	757,540	596,702	492,554	351,989
Cost of sales	[illegible]	582,741	452,974	381,826	264,789
Gross profit	[illegible]	174,799	143,728	110,729	87,200
as percent of sales	[illegible]	23.1 %	24.1 %	22.5 %	24.8 %
General and administrative expenses	[illegible]	127,356	85,996	74,635	61,024
Restructuring costs and other one-time charges	30,000	12,037	–	10,067	–
Pretax earnings	31,293	35,406	57,732	26,027	26,176
as percent of sales	[illegible]	4.7 %	9.7 %	5.3 %	7.4 %
Income taxes	[illegible]	5,432	17,756	8,330	8,862
Net earnings from continuing operations	[illegible]	29,974	39,976	17,697	17,314
as percent of sales	[illegible]	4.0 %	6.7 %	3.6 %	4.9 %
Income (loss) from discontinued operations	[illegible]	(12,668)	(1,401)	1,000	225
Net earnings	[illegible]	17,306	38,575	18,697	17,539
as percent of sales	[illegible]	2.3 %	6.5 %	3.8 %	5.0 %
Earnings per share from continuing operations					
Basic *	0.94	1.07	1.43	0.65	0.69
Fully diluted *	0.92	1.05	1.41	0.65	0.69
Earnings per share					
Basic *	[illegible]	0.62	1.38	0.69	0.71
Fully diluted *	0.89	0.61	1.36	0.69	0.70
Book value per share at end of year **	7.52	6.75	6.55	5.63	4.26

* Adjusted to account for the weighted daily average number of shares outstanding.

** Based on the number of shares outstanding at year-end.

All per share amounts have been adjusted to give retroactive recognition to the two-for-one stock split that took place in 1998.



Martin Schwartz and granddaughter Avery

message to shareholders

We believe that we have a compelling story. What makes us even more excited is that there remain significant opportunities for growth.

No one could have predicted the tragic events of 2001 and the hardship it would bring to so many. We can only be relieved that we are now well into a new year. While the effects of September 11 were widespread and directly impacted consumer confidence, Dorel was able to outperform the competition. Both our top and bottom lines were enhanced despite the challenges. Shareholders were rewarded with a considerable appreciation in the value of the Company's stock. We are confident that as we celebrate our 40th anniversary we can do even better and look forward to continued growth.

THE YEAR IN REVIEW

Income from continuing operations, before one-time charges, was up 4% on a year-over-year basis. We also succeeded in building market share in each of our three segments. I find this performance most acceptable in an environment where retailers were taking a cautious approach and consumers were being extremely prudent. The reverberations through the economy sparked by the tragic events of September 11, along with the run-up to Kmart's Chapter 11 filing, were significant and Dorel felt the impact of these factors.

We were disappointed with the overall performance of the Juvenile Group in 2001. While the segment was able to maintain sales at last year's levels, fourth quarter sales in North America were flat with the growth coming from increases in Europe, principally as a result of the Quint acquisition made during the second quarter. We have reacted decisively to ensure that the Juvenile Group returns to its traditional levels of profitability. And we feel can do even better. There is still considerable additional potential. While Dorel's Juvenile segment has seen rapid top line growth, we are not yet satisfied with earnings.

We will welcome a new President to Dorel Juvenile Group USA during the first half of this year. He has been mandated to maximize the many strengths of the Group. Strong brands and licensing programs coupled with intensive new product development will continue to solidify the Dorel Juvenile Group as a world leader in the industry. We expect to see the benefits of this intensified focus as early as this year.

The positive results of our ready-to-assemble furniture segment were in contrast to others in the industry that experienced a particularly difficult 2001. We believe we are the only RTA producer that was able to post such strong earnings increases on a year-over-year basis. Dorel's RTA segment has traditionally done well in a weaker economy as our products are popular and affordable. Clearly, we have made gains during this difficult economic period at the expense of our competitors.

In Home Furnishings, Dorel achieved the planned turnaround and this segment is now definitely on track for continued improvement. Strong demand for the futon line and an aggressive program that significantly lowered the cost structure of the Montreal operations point to continued improvement and profitability through 2002.

I refer you to our Management Discussion & Analysis section beginning on page 18 for details of the $12.4 million one-time, after-tax charge related to the decision to increase the self-insured component of the Company's product liability insurance program as well the $0.05 per share charge for the write-off of Kmart accounts receivable.

DOREL'S STRENGTHS

A question often asked by investors, particularly when the economy shows weakness, is what is Dorel doing that makes it stand out amongst the crowd? As a global consumer products company, we are committed to ensuring that people buy our products, even if they are spending less. That is why as one of the world's largest juvenile products and RTA manufacturers, we have concentrated on items used daily, in homes and offices. Dorel makes products that generally are in the opening to mid-price point ranges, which can withstand economic fluctuations and inflationary pressures.

INNOVATION IN PRODUCT DEVELOPMENT

Dorel is committed to continuous new product development and innovation, across a vertically integrated, low-cost manufacturing base. This is a key to our success and has been a major factor in placing us ahead of the competition. On average, Dorel introduces 100 new quality products each year. We have been extremely aggressive in out-sourcing versus manufacturing in-house. Over the years we have built an exceptionally strong capability to source a wide variety of products, designed by Dorel, but manufactured in Asia, allowing us to maintain a highly competitive position. We are, and will continue to be, relentless in our pursuit to be the lowest cost producer in all areas of our operations.

Despite its size, Dorel can act quickly. We have brought new products to market in record time, such as a line of tricycles and ladders. We have designed and are continuing to develop a new line of popular-priced car seats and strollers for Europe's mass retailers, hypermarches, as well as for newer entry big box operations such as Wal*Mart. This will widen the Company's growing customer base and will complement its existing strong product lines in Europe. Rollouts will continue through 2002.

QUALITY PRODUCTS

Dorel offers a growing variety of strong brand name products on a reliable basis, providing retailers with a highly dependable source of exciting merchandise. Well aware of the importance of branding, we have worked diligently to create names that consumers relate to and continue to seek out, such as Cosco, Maxi Cosi, Safety 1st and Quinny in Juvenile and Ridgewood, Charleswood, and Ameriwood in RTA.

We have also developed an assertive approach to licensing and have secured programs with well known names such as Disney, Eddie Bauer and Playskool.

STRATEGIC MOVES

We have grown internally as well as by successfully integrating companies purchased through a disciplined acquisition strategy–from our first acquisition of Cosco in 1988 to last year's acquisition of Quint B.V. in Europe. Dorel has always maintained a strong focus on the maintenance of a very solid financial base. Our healthy balance sheet has given us the ability to take advantage of opportunities on an ongoing basis.

CULTIVATION OF A SOLID CUSTOMER BASE

Another strength has been the ability to build and maintain extremely solid relationships with customers. The national mass merchants we serve oblige us to deliver the best product for the best price, accompanied by the best service. Our success in dealing with these important merchandisers has translated into Dorel being what we believe to be the sharpest in the game. We continue to gain all important market share as we further our strong relationships and build on our customer base. The popularity of our products with consumers ensures that retailers increasingly turn to Dorel. Consumers are able to access a wide choice of Dorel products at any mass merchants.

OUTLOOK

We earnestly believe that we have a compelling story. What makes us even more excited is that there remain significant opportunities for growth. We are set to reap the benefits of our continued integration of recent acquisitions. Bottom line improvement will be maintained through aggressive purchasing and cost cutting initiatives. Our European presence will continue to be bolstered by the initiatives recently put in place. In addition, there is considerable potential with additional retailers that we haven't yet penetrated.

We are convinced that with our record of growth, our entrepreneurial spirit, dedication to customer service, strong client relationships and known brands, we can confidently predict continued expansion and additional gains. Dorel will grow profitably, but we must do it intelligently so that we can continue to reward shareholders.

I can assure you that everyone at Dorel is focused on improving the way we conduct business. The on-going challenge is to take nothing for granted, despite our successes. Although we have increased profitability, we recognize there remains room for additional improvement. This means being more efficient, raising margins, cutting operating expenses, lowering purchasing costs and becoming better than we are today. Our employees and suppliers have proven they are up to the challenge. I sincerely thank all for their professionalism.

As we enter our 40th year, together we will continue to grow.



MARTIN SCHWARTZ
President and Chief Executive Officer



"Thanks for making child car seats that live up to their reputation. My family and I were involved in a car accident. Without your products, I fear that we would have lost our two children. I wish to thank you and your Company for making a safe and reliable product."

Mrs. Simpson, Florida, USA



growing through innovation and dynamic product development


40 YEARS AND STILL GROWING

Dorel's constant focus on innovation and design in product development provides a clear competitive advantage. With 100 new quality product introductions each year, the Company's three segments provide customers with a continuous flow of exciting new products. Modern R&D and design facilities in each of our divisions are staffed by industry specialists; their sole mission is to maintain a steady stream of ideas to be tested, perfected and upon meeting rigorous quality standards, manufactured.

Speed in product development is also a hallmark of Dorel. Examples include the line of tricycles introduced during the first quarter of 2001 as well as a new assortment of ladders. A highly experienced team with intimate knowledge of the bicycle industry was mandated to create the bicycle line and did so in record time. Production was then outsourced to a reliable, dedicated bicycle manufacturing source in Asia. To underline Dorel's competitive strategy, the factory manufacturing the bicycles is the one that has so successfully been producing the Company's line of strollers. Dorel will continue to be relentless in its pursuit as the lowest cost producer in all areas of its operations.

growing through high-quality products and excellence in customer service


40 YEARS AND STILL GROWING

There can be no compromising when it comes to quality and customer service. Dorel dedicates tens of millions of dollars annually to these important areas, subjecting products to rigorous testing procedures. Our in-house sled testing facility is the only one operated by a North American car seat manufacturer. And Dorel dedicates important human resources as well. The Dorel Juvenile Group's Vice-President of Quality and Safety oversees the constant drive to continuously upgrade the quality of all juvenile products. He also works closely with regulatory agencies to ensure harmonious and productive relationships.

This past year, the Company's Juvenile products system logistics was totally revamped, in part to integrate the Cosco and Safety 1st shipping systems. Ten locations were consolidated into five, including two new 600,000 plus square foot, state-of-the-art distribution centers in Greenwood, Indiana and Ontario, California. Three other strategically located centres were upgraded. The result is faster, world-class service. With our capability to load 200 trailers each day, Dorel's customers are assured the availability of more product and faster order fulfillment. Dorel is now truly at the forefront of just-in-time delivery.


"I was so excited over your new step-ladder.
I am 84. The wide steps, the lock on the side,
the handle, the wide tray, the rubber on all
four legs make it so much safer for
a person my age."
Mrs. Virginia Montana, USA


"We travelled so many miles together.
Nothing is too much with the
Quinny 2000 buggy. Easy, fast
and comfortable for my child."
Irene Oostdam, Eindhoven, Netherlands

growing through strategic moves


40 YEARS AND STILL GROWING

Dorel has consistently employed a disciplined acquisition strategy. Coupled with steady organic growth, the Company has become a global consumer products organization through strategic and focused acquisitions. From its first purchase in 1988 of Cosco, to this year's acquisition of Quint B.V. of Holland, Dorel has never wavered from its strategy of concentrating on and strengthening its core businesses. This has served the Company well. With its largest move, the purchase of Safety 1st in June 2000, Dorel clearly demonstrated its ability to integrate operations and maximize synergies, from product development to sales, procurement and logistics. The entire Dorel Juvenile Group has benefited and is now a world industry leader. The addition of the powerful Quinny brand advanced Dorel's entry into the mid to high-end stroller market in Europe by two years. Branding has also been of strategic importance. Licenses with the likes of Disney, Playskool and Eddie Bauer have been an important contributor to the growth of the Juvenile Group.

When required, restructuring programs have always been aggressively undertaken. Losses at the Montreal Dorel Home Products facility were addressed by a turnaround program that significantly lowered the cost structure of its operations. All indications point to a return to profitability this year. The Company's wood crib factory in Fort Smith, Arkansas was closed last year due its lack of profitability.

Strategic purchasing is also critical. We now are in a strong position to leverage our corporate purchasing power. Significant raw materials and components costs savings are realized by our improved understanding of markets and by global, common procurement initiatives.

growing through solid relationships


Safety 1st

40 YEARS AND STILL GROWING

Dorel's steady growth is due in large part to the win-win relationships it has fostered with its customers. Retailers continuously count on Dorel for a reliable source of high quality, competitively priced products that keep consumers returning to their stores. With most items in the promotional to mid-price ranges, sell-through is strong even in difficult economic times. The Company's attention to customer service has resulted not only in increased sales but in a record number of Vendor Awards from major North American mass merchants.

Dorel's strategy is to remain close to its customers, both in terms of relationships and physical location. The Company has established offices to deal specifically with key accounts. Each is dedicated exclusively to those specific customers and is located in close proximity to them. Personnel have also been mandated to oversee the needs of key customers at Dorel's various facilities.

This has created important and lasting relationships that also result in an on-going dialogue with buyers and provides vital feedback for use in product design and procurement preferences.



RIDGEWOOD
Safety 1st
High Chair
Chaise Haute
Silla Elevada
nvenience stroller
COSCO
EXPLORER
Bouncenette
Berceau convertible

"I bought a child's chifferobe about 5 years ago and the piece is in excellent condition. It's a staple in our daughter's bedroom."

R., Pennsylvania, USA



Pierre Dupuis and granddaughter Ines

message
from our chief operating officer

With the initiatives that we have undertaken over the past twelve months, we remain extremely well positioned to continue our growth as we move forward.

Despite a difficult external environment in 2001, Dorel made solid progress and continued to position itself for long-term sustained growth. While extremely challenging, the year was, in fact, one of significant accomplishments. The Dorel team has shown an incredible ability to achieve growth in even the most demanding of times. With the initiatives that we have undertaken over the past twelve months, we remain extremely well positioned to continue this growth as we move forward.

The year was one of serious re-evaluation and continuous improvement of what we do and how we do it. Simply put, we have been focusing on growing our capabilities to best compete on a global scale. We have been concentrating our efforts on manufacturing in the most cost-effective way and delivering to our customers the highest quality products in the most timely and efficient manner. What underlies our success is teamwork. Everyone from senior management through to factory personnel has accepted the challenges and co-operates fully in realizing them.

Wide-ranging changes were identified and addressed in the areas of organization, customer service, efficiency, and marketing. We have also continued to focus on the one area that has set this Company apart from its competitors–an area that has been our stalwart of growth–product development and innovation at the right cost. Dorel was built on a commitment of continuous new product development and innovation across a vertically integrated, low-cost manufacturing base. As a global consumer products company product development is the key to success. On average, Dorel is introducing 100 new products per year. This alone has been the single largest factor in placing us ahead of our competitors. Our recently implemented restructuring programs are already paying off. Head count and overhead costs have been reduced, particularly in our Juvenile operations. Other savings in information systems, logistics and purchasing have also been realized. We have also been extremely aggressive in our outsourcing effort; a wide variety of products are now designed by Dorel but manufactured in Asia. This has allowed us to maintain a very competitive cost position.

We have taken major initiatives that will further reduce our cost base, capitalizing on a weak economy and lower commodity prices. Procurement has become a strategic opportunity. At the same time that we are actively working to make all of our plants more efficient, we have also taken a close look at operating working capital. Strict targets were set for inventories, receivables and payables and we are already seeing the benefits of this discipline. We are, and will continue to be, relentless in our pursuit to be the low-cost producer in all of our areas of operation.

I look forward with great satisfaction to another period of building and growing–growing our market share, growing our reputation, growing on our solid global base and growing our bottom line. The seeds have been planted and have taken firm root over the past 40 years. As a result, Dorel, its customers and shareholders are benefiting from 40 years of passion for service and building customer relationships. Our Company is strong and can count on over 3,600 individuals who are dedicated to the success of our enterprise.

I am very proud to be a part of the future of this Company as we build on its 40 years of history.

Pierre Dupuis
Chief Operating Officer

through innovation and dynamic product development
through high quality products and excellence in customer service
through strategic moves
through solid relationships



Ameriwood is among the largest manufacturers in the North American RTA industry

READY-TO-ASSEMBLE



SALES
$244,172
150,000
100,000
1998
1999
2000
2001

RIDGEWOOD
CHARLESWOOD





JUVENILE





($'000)
SALES
5-year CAGR: 35%
600,000
500,000
400,000
300,000
200,000
100,000
$503,892
1997
1998
1999
2000
2001

The Cosco/Safety 1st/Maxi combination has created one of the world's largest juvenile products companies







($'000)
SALES
5-year CAGR: 15%
200,000
150,000
100,000
50,000
$168,705
1997
1998
1999
2000
2001



HOME FURNISHINGS

Cosco is the leading brand name in the growing folding furniture and step stool market

management's discussion and analysis

CORPORATE OBJECTIVES, CORE BUSINESSES AND STRATEGIES

Overview

Dorel Industries' goal is to be one of the premier consumer products companies in North America and Europe. The Company carries out its business in three distinct product areas: Juvenile Products, Ready-to-Assemble (RTA) Furniture and Home Furnishings. These segments consist of several operating divisions or subsidiaries. Each operating division or subsidiary is managed independently by a separate group of managers. Management of the Company coordinates the businesses of each segment and maximizes cross-selling, cross-marketing, procurement and other complementary business opportunities.

The Juvenile Segment operates as the Dorel Juvenile Group (DJG) and comprises DJG USA, DJG Canada and DJG Europe. The principal brand names of DJG are Cosco and Safety 1st in North America and Maxi-Cosi, Quinny and Safety 1st in Europe. In addition, the Company has licensing agreements with well-recognized brand names such as Eddie Bauer, Disney, Looney Tunes, Playskool and NASCAR. The RTA Segment consists of Ameriwood Industries and Ridgewood Industries, both based in North America and sells under the Ameriwood, Ridgewood and Charleswood brand names. The Home Furnishings Segment includes Cosco Home & Office Products, Dorel Home Products and Dorel Asia and has a licensing agreement with the Sealy Mattress Company.

The Company's head office is located in Montreal, Quebec and has major North American facilities located in Montreal, Quebec; Cornwall, Ontario; Columbus, Indiana; Cartersville, Georgia; Wright City, Missouri; Tiffin, Ohio; Dowagiac, Michigan; and Canton, Massachusetts. European operations are headquartered in Helmond, Holland with major sales offices in the United Kingdom, Germany and France. The Company's international sourcing operations are carried out through Dorel Asia based in Hong Kong. Dorel currently employs approximately 3,600 people in nine countries.

Dorel's ultimate goal is to satisfy consumer needs while achieving maximum financial results for its stakeholders. This is accomplished by emphasizing high-quality products that are accessible to all consumers and by continually investing in new product development. Dorel's growth has come from both increasing sales of existing businesses and by acquiring companies that Management believes add value to the Company. Recent key and strategic acquisitions include Quint B.V. (based in Europe) in 2001, Safety 1st in 2000 and Ameriwood Industries in 1998.

Sales Philosophy and Channels of Distribution

Dorel conducts its business through a variety of sales and distribution arrangements. These consist of salaried employees; individual agents who carry the Company's products on either an exclusive or non-exclusive basis; individual specialized agents who sell products, including Dorel's, exclusively to one customer such as a major discount chain; and sales agencies which themselves employ their own sales force. While retailers carry out the bulk of the advertising of Dorel's products, the Juvenile Products Segment does advertise and promote its products through the use of advertisements in specific magazines and multi-product brochures.

Dorel believes that its commitment to providing a high-quality, industry-leading level of service has allowed it to develop particularly successful and mutually beneficial relationships with major retailers. As an example of this commitment to service, the Company has received more than 40 Awards of Excellence from its major customers since 1992. This level of customer satisfaction has been achieved by fostering particularly close contacts between Dorel's sales representatives and the customers. To this end, permanent, full-service agency account teams dedicated exclusively to certain major accounts have been established. These dedicated account teams provide their customers with the assurance that inventory and supply requirements will be met and that any problems will be immediately addressed.

Dorel believes that the trend among its mass merchant customer base to buy from fewer but larger suppliers who are capable of delivering a wide range of products, provide greater security of supply and render increased levels of service, will continue. The ability to deliver a wide range of products on a reliable basis, combined with a demonstrated commitment to service, results in an important competitive advantage in this environment. These relationships with major accounts have the additional benefit of providing important feedback that is used to improve product offerings and to respond rapidly to changing market trends.


($'000)
TOTAL SALES
5-year CAGR: 26%
1,000,000
800,000
600,000
400,000
351,989
492,554
596,702
757,540
916,769
1997
1998
1999
2000
2001

Segments

Juvenile Products Segment

The Juvenile Products Segment manufactures and imports products such as infant car seats, strollers, high chairs, toddler beds, playpens, swings and infant health and safety aids. Dorel is among the three largest juvenile products companies in North America along with Graco (a part of the Newell Group of companies) and Evenflo Company Inc.

Although Dorel manufactures and sells juvenile products at all price levels–entry level to high-end price points–Dorel's products are designed for consumers whose priorities are safety and quality at reasonable prices. Its products are sold principally through mass merchants, department stores and hardware/home centres. In recent years, licensing agreements with well-recognized brand names have accelerated the entry into the higher priced juvenile products market. In Europe, Dorel also sells higher-end juvenile products to boutiques and smaller stores along with major domestic chains.

RTA Furniture Segment

RTA furniture is manufactured and packaged as component parts and is assembled by the consumer. Dorel's RTA Furniture Segment produces office furniture, home office furniture, computer tables, microwave stands as well as entertainment and home theater units. Dorel is one of the four largest producers of RTA furniture in North America, along with Bush Industries, O'Sullivan Industries and Sauder.

RTA furniture, by nature, is a reasonably priced alternative to traditional wooden furniture and as such is sold mainly to mass merchants, office superstores and hardware/home centers.

Home Furnishings Segment

The Home Furnishings Segment consists of metal folding furniture, futons, step stools, ladders, metal and wood home office furniture and other imported furniture items. This segment capitalizes on the chains of distribution established by the other segments of Dorel's businesses and sells to the same types of customers.

The Home Furnishings industry that Dorel competes in is characterized by a large number of smaller competitors. As such, there is little market share information available that would determine the Company's size or performance in relation to its competitors.

Other

Dorel is the sole owner of all patents and manufacturing licenses for its products. The loss of any one of these patents would not adversely impact Dorel's operations. In 2001, 91% of Dorel's sales were in North America and 9% were in Europe and elsewhere. Generally, retail sales of Dorel products are not subject to major seasonal variations; however, sales in the RTA Furniture Segment tend to be stronger in the second half of the year. Quality control is an essential part of Dorel's competitive position. Dorel's products are developed to exclusive specifications and rigid safety standards, particularly as regards to the Juvenile Products Segment.

RESULTS OF OPERATIONS – 2001 COMPARED TO 2000

Overview

Below is a summary of several financial highlights that provide a view of the Company's results in 2001 versus 2000:

(In thousands of US dollars, except per share amounts)	2001	% of sales	2000	% of sales	% change
Sales	$ 916,769	100.0	$ 757,540	100.0	21.0
Earnings from operations before one-time charges	$ 78,230	8.5	$ 70,861	9.4	10.4
Income from continuing operations before one-time charges (1)	$ 38,962	4.2	$ 37,466	4.9	4.0
Net income	$ 25,504	2.8	$ 17,306	2.3	47.4
EBITDA (2)	$ 98,914	10.8	$ 88,733	11.7	11.5
Diluted EPS from continuing operations before one-time charges (3)	$ 1.36		$ 1.31		3.8

Notes

(1) calculated as income from continuing operations plus one-time charges net of tax

(2) calculated as income from continuing operations before income taxes and amortization of goodwill, plus interest, amortization and one-time charges

(3) calculated as diluted EPS plus one-time charges, net of tax, per share

As the table illustrates, the Company achieved sales and earnings growth in 2001 compared to 2000 despite the very challenging retail environment that was experienced in 2001, most noticeably in the second half of the year. While sales of Dorel products remained strong at the point of sale level, retailers cut back significantly on product purchases in the last half of the year, trimming their inventory levels in anticipation of a greater slowdown in sales than actually occurred. This had the effect of reducing Dorel's sales in 2001 from levels that were initially anticipated. Early indications in 2002 appear to suggest that retailers are now rebuilding their inventories back to more normal levels.

As detailed more fully in the discussion that follows, Management has provided guidance for 2002 with expectations for diluted earnings per share to range between $1.90 and $2.00 for the year. This guidance takes into account the new accounting standard for "Goodwill and Other Intangible Assets" that came into effect January 1, 2002, that states that goodwill and intangible assets with an indefinite life will no longer be amortized to income. The impact of this new accounting standard in 2002 is the addition of $0.28 per share within the $1.90 - $2.00 EPS figure.

Note that in accordance with the new standards there is a transitional impairment test whereby any resulting impairment will be charged to opening retained earnings. The Company adopted these sections January 1, 2002 and is currently evaluating the impact of the new standards, including the transitional impairment test. The effect on the Company's future consolidated net income and financial position has not yet been determined.

Please refer to the Risks and Uncertainties section of this MD & A to understand some of the issues that may negatively impact the guidance issued. Readers are also reminded that except for historical information provided herein, this MD & A contains information of a forward-looking nature concerning the future performance of the Company. This information is based on suppositions and uncertainties as well as on Management's best possible evaluation of future events. As a result, readers are advised that actual results may differ from expected results.

One-Time Charges

One-time charges taken in 2000 and 2001 are summarized below:

A one-time product liability cost of $2.3 million was incurred in 2000 in connection with the establishment of a new self-insurance program for a portion of Dorel's insurance coverage. This program became much larger late in 2001 due to drastic increases in insurance costs resulting from a series of events that significantly impacted insurance companies in general. This resulted in a one-time charge of $20 million in 2001. This issue will be elaborated upon in the Juvenile Segment analysis that follows.

In 2000, certain one-time charges were incurred in the Juvenile Segment in connection with the integration of Safety 1st into

Dorel Industries. These restructuring costs totalled $9.7 million and consisted of asset impairments of $4.4 million, severance and other employment related costs of $2.1 million, distribution consolidation costs of $2.8 million and other costs of $0.4 million.

Also in 2000, the Juvenile Segment as a whole was re-examined to identify core product lines and as a result, three of the Company's operating units within the segment were discontinued. The wood crib manufacturing operation in Fort Smith, Arkansas was closed, the assets of Infantino, a soft goods importer based in California, were sold to Infantino management and the stroller importing program carried out through Dorel U.K. in Europe was shut down. The losses from these three discontinued operations totalled $12.7 million in 2000 and appear as a line item on the income statement. Of the $12.7 million loss in 2000, $8.0 million came from operations and $4.7 million was earmarked for the anticipated loss on disposal. The losses that were estimated at $4.7 million were actually $5.8 million and the difference of $1.1 million appears as loss from discontinued operations in 2001. The Fort Smith shutdown was responsible for the more than initially anticipated losses on disposal.

RESULTS BY QUARTER

Quarter Ended (In thousands of US dollars, except per share amounts)

	31-Mar-01	30-Jun-01	30-Sep-01	30-Dec-01	Year-to-Date Totals
Sales	$ 245,150	$ 218,619	$ 233,528	$ 219,472	$ 916,769
Cost of sales	190,368	168,778	183,927	175,050	718,123
Gross profit	54,782	49,841	49,601	44,422	198,646
as percent of sales	22.3%	22.8%	21.2%	20.2%	21.7%
Expenses					
Operating	23,464	22,397	22,276	29,027	97,164
Amortization	7,742	7,971	8,092	5,354	29,158
Research and development costs	1,007	1,209	907	(554)	2,569
Product liability				20,000	20,000
Interest on long-term debt	5,112	4,659	4,393	3,479	17,643
Other interest	196	113	272	238	819
Total expenses	37,521	36,349	35,940	57,544	167,353
Pretax earnings	17,261	13,492	13,661	(13,122)	31,293
as percent of sales	7.0%	6.2%	5.8%	(6.0) %	3.4%
Income taxes	5,129	3,437	3,332	(7,168)	4,731
Net earnings from continuing operations	12,132	10,055	10,329	(5,954)	26,562
as percent of sales	4.9%	4.6%	4.4%	(2.7) %	2.9%
Loss from discontinued operations	–	–	–	(1,058)	(1,058)
Net income	12,132	10,055	10,329	(7,012)	25,504
as percent of sales	6.4%	6.0%	5.6%	(4.0) %	3.6%
Earnings per share from continuing operations					
Basic	$ 0.43	$ 0.36	$ 0.37	$ (0.21)	$ 0.94
Fully diluted	$ 0.43	$ 0.35	$ 0.36	$ (0.21)	$ 0.93
Earnings per share - Net income					
Basic	$ 0.43	$ 0.36	$ 0.37	$ (0.25)	$ 0.91
Fully diluted	$ 0.43	$ 0.35	$ 0.36	$ (0.25)	$ 0.89

Quarter Ended (In thousands of US dollars, except per share amounts)

	31-Mar-00	30-Jun-00	30-Sep-00	30-Dec-00	Year-to-Date Totals
Sales	$ 176,853	$ 159,548	$ 207,719	$ 213,420	$ 757,540
Cost of sales	135,827	119,569	158,022	169,323	582,741
Gross profits	41,026	39,979	49,697	44,097	174,799
as percent of sales	23.2%	25.1%	23.9%	20.7%	23.1%
Expenses					
Operating	18,282	17,835	23,736	23,336	83,189
Amortization	4,196	5,390	8,254	7,910	25,749
Research and development costs	461	371	1,144	900	2,876
Restructuring charge	–	–	–	9,737	9,737
Product liability	–	–	–	2,300	2,300
Interest on long-term debt	945	2,321	5,842	5,860	14,968
Other interest	52	391	74	57	574
Total expenses	23,936	26,308	39,050	50,100	139,393
Pretax earnings	17,090	13,671	10,647	(6,003)	35,406
as percent of sales	9.7%	8.6%	5.1%	(2.8) %	4.7%
Income taxes	5,168	3,493	1,282	(4,511)	5,432
Net earnings from continuing operations	11,922	10,178	9,365	(1,492)	29,974
as percent of sales	6.7%	6.4%	4.5%	(0.7) %	4.0%
Loss from discontinued operations	(1,221)	(722)	(1,435)	(9,289)	(12,668)
Net income	10,701	9,456	7,930	(10,781)	17,306
as percent of sales	6.1%	5.9%	3.8%	(5.1) %	2.3%
Earnings per share from continuing operations					
Basic	$ 0.42	$ 0.37	$ 0.33	$ (0.05)	$ 1.07
Fully diluted	$ 0.40	$ 0.37	$ 0.33	$ (0.05)	$ 1.05
Earnings per share - Net income					
Basic	$ 0.38	$ 0.34	$ 0.28	$ (0.38)	$ 0.62
Fully diluted	$ 0.37	$ 0.34	$ 0.28	$ (0.38)	$ 0.61


($'000)
EBITDA
(before one-time charges)
5-year CAGR: 26 %
100,000
80,000
60,000
40,000
40,978
55,460
79,421
88,733
98,914
1997
1998
1999
2000
2001


E.P.S.
(from continuing operations, before one-time charges)
$1.50
$1.20
$0.90
$0.60
$0.68
$0.92
$1.41
$1.31
$1.36
1997
1998
1999
2000
2001

Segments

Dorel's segmented results are summarized below:

	2001		2000		Change	
(In thousands of US dollars)	$	% of sales	$	% of sales	$	%
Juvenile						
Sales	**503,892**	**100.0**	369,582	100.0	134,309	36.3
Gross profit	**115,881**	**23.0**	95,159	25.7	20,722	21.8
Operating expenses	**62,945**	**12.5**	49,715	13.5	13,230	26.6
Amortization	**21,042**	**4.2**	15,058	4.1	5,984	39.7
Research and development	**1,270**	**0.3**	1,670	0.5	(400)	(24.0)
Earnings from operations*	**30,624**	**6.1**	28,715	7.8	1,908	6.6
* before one-time charges						
Ready-to-Assemble						
Sales	**244,172**	**100.0**	245,745	100.0	(1,572)	(0.6)
Gross profit	**63,951**	**26.2**	62,581	25.5	1,370	2.2
Operating expenses	**14,163**	**5.8**	14,567	5.9	(404)	(2.8)
Amortization	**4,728**	**1.9**	6,849	2.8	(2,121)	(31.0)
Research and development	**864**	**0.4**	728	0.3	136	18.7
Earnings from operations	**44,196**	**18.1**	40,438	16.5	3,759	9.3
Home furnishings						
Sales	**168,705**	**100.0**	142,213	100.0	26,492	18.6
Gross profit	**18,855**	**11.2**	17,059	12.0	1,796	10.5
Operating expenses	**12,757**	**7.6**	11,999	8.4	758	6.3
Amortization	**2,253**	**1.3**	2,874	2.0	(620)	(21.6)
Research and development	**435**	**0.3**	479	0.3	(44)	(9.2)
Earnings from operations	**3,410**	**2.0**	1,708	1.2	1,702	99.6

Juvenile

There were several significant events in the Juvenile Segment in 2001. Early in the year, it was announced that Dorel would enter the $3 billion US bicycle market. Initial product consists of a line of US designed tricycles/small bicycles, manufactured in China, to be marketed under the Safety 1st banner. This is the first phase in a program that will eventually see Dorel penetrate the entire bicycle industry based on a plan to target the sector over the next 2 to 3 years with product offerings including adult bikes. Innovative designs, strong brands and the solid relationships that have been built with mass merchants combine to place Dorel in a most favourable position to offer consumers a line of exciting, safe, quality products. In addition, there are several parallels between the production of bicycles and strollers, a product line in which Dorel has a great deal of experience. Dorel is working with the same factory that manufactures its strollers. It is a highly reliable, dedicated bicycle-manufacturing source in Asia and the Company has a small yet experienced design team with an intimate knowledge of the industry.

In April, Dorel agreed to a $US1.75 million settlement with the US Consumer Product Safety Commission (CPSC) to resolve issues relating to delayed reporting of consumers' complaints involving some of the products manufactured by the Juvenile Group. Dorel entered into this agreement for settlement purposes only, to avoid incurring additional legal costs and to bring closure to this matter. Any allegation of wrongdoing of any kind was strongly rejected. As part of Dorel's commitment to safety, a new position of Vice-President of Quality Assurance and Product Safety was created and a product safety expert with more than 20 years of experience was hired. Additional staff has been engaged to provide increased communications with the public and government on product performance and safety issues.

Also in April, Dorel purchased Quint B.V. of Holland. Founded 50 years ago, Quint B.V. is an established designer and marketer of high-end baby strollers sold in European specialty shops under the "Quinny" brand. This will allow for a major push in Europe to significantly grow the Company's juvenile business. Quint was profitable at the time of purchase and was accretive to earnings in 2001, although the impact was not material.

Quint's products include three-wheel strollers popular with joggers, four-wheel strollers and buggies. The Company's marketing strategy has been to concentrate on upscale quality and design, leaving the low price segment, where there is considerable competition, to others. Sales in the most recent fiscal year totalled $US20 million. The purchase of Quint advanced Dorel's entry into the mid to high-end stroller business by two years. It is a perfect fit with existing Maxi-Cosi lines that have proven so popular in Europe. New travel systems combining Quint strollers with Maxi-Cosi car seats were introduced. The Quint operations were relocated to a new expanded Maxi-Miliaan facility in Helmond, Holland, resulting in important synergies in administration, sales, information technology and purchasing.

Late in the year, Dorel made a strategic decision to become less reliant on traditional insurance by increasing its self-insurance product liability program and lessening its dependence on third-party insurers. This change in policy was due to the unprecedented tightening of insurance markets that resulted in exorbitant increases in premiums and required retention levels. As discussed earlier, the related one-time charge of $20 million, was based on the Company's latest actuarial reports and was not related to specific cases. Rather it was a general provision required as part of increased self-insurance to address the potential liability risks and associated costs of the Company's products currently in the market place. Dorel's success in becoming the market share leader of children's car seats has resulted in a significant increase in the amount of its car seats that are in use. In fact, over the past six years there has been an almost fivefold increase in the Company's car seat sales. Also, the Company believes that there will be a decrease in liability related to car seats once the new government-enforced Latch Locking System for car seats comes into effect in late 2002. Dorel is at the forefront of this new technology that will allow for easier and safer mounting of child restraints and will greatly reduce the potential misuse of these products.

Dorel continues to maintain traditional insurance for catastrophic losses.

Sales in the Juvenile Segment grew by 36% in 2001. Excluding the impact of acquisitions, internal sales growth was almost 11%, coming from Europe and North America and principally in car seats and strollers with smaller contributions from infant health care categories and toddler beds. Juvenile margins were down versus last year with both Europe and North America contributing to the decrease. European margins were hurt by the weak Euro, higher expenses as a result of the Quint integration and product mix. In particular, Maxi-Cosi strollers were sold at lower margins in 2001 versus 2000. The European operations were centralized in 2001 into a new large office and warehouse complex. This resulted in higher overheads due to some duplication of expenses.

In North America, product mix as well as higher than expected distribution costs resulted in reduced margins. In addition, during the fourth quarter, retailers drastically reduced their purchases resulting in higher overheads as a percentage of sales. As an illustration of this, US sales fell 22% in the fourth quarter versus the third quarter, yet fixed overheads remained the same. Dorel also experienced additional warehousing costs for a portion of 2001 due to the overlap associated with the closure of multiple warehouses acquired with Safety 1st in 2000 and the start-up of two new main distribution centers in California and Indiana. Comparing the seven-month period in 2000 since the acquisition of Safety 1st in June of that year to the seven-month period ending December 2001, distribution costs as a whole were higher by over 50%. The new warehouses are fully operational and any residual costs related to the closed warehouses should not materially impact margins in the current year.

Operating costs in 2001 increased over 2000 due to the acquisition of Quint and the inclusion of Safety 1st for 12 months in 2001 versus seven months in 2000. More significantly, as a percentage of sales, costs dropped by a full percentage point to 12.5%. A further drop in operating expenses would have been possible had the Company not experienced higher expenses related to product liability costs ($2.8 million higher) as well as increased bad debts ($1.5 million higher) related primarily to the bankruptcy protection filing by KMart in January 2002. Without these higher costs, operating expenses as a percentage of sales would have dropped an additional point to 11.6% of sales.

Amortization increased over 2000 but the majority of the increase was due to goodwill related to the Safety 1st and Quint acquisitions. The balance of the increase was again due to Safety 1st being included in the 2001 figures for the entire year versus seven months in 2000. Research and development expense dropped in 2001; however, spending actually increased from $4 million in 2000 to $6.9 million in 2001. Dorel's success in 2001 in bringing new products to market meant that more costs were deferred and will be amortized over the next two years. This extra spending is indicative of the emphasis on new product development in both Europe and North America.

All of the above factors translated into an increase of almost 7% in earnings from operations in the Juvenile Segment in 2001.

In 2002, the Juvenile Segment is expected to show marked improvement on a year-over-year basis. The Company's guidance calls for sales to reach between $525 and $575 million and earnings from operations to range between 7.5% and 8.5% of sales. This improvement is expected to come from continued sales growth, higher margins and lower operating costs as the integration of Safety 1st and Quint continues.

Ready-to-Assemble

The RTA Segment posted increased profitability in 2001 compared to 2000 despite flat sales. Margins were up and costs were down, resulting in a 9% increase in earnings from operations. This performance was achieved even as Kmart, a large RTA customer, drastically reduced purchases in the last quarter of the year. Subsequent to year-end, Kmart filed for Chapter 11 protection but in February 2002, began purchasing again at close to prior years levels.

This impressive performance came from several key areas. Firstly, margins increased by 7/10ths of a percentage point. Raw material costs continued to hover at all-time low levels. Particle board costs, which make up substantially all of the raw material of RTA products, began to drop in 2000 and stayed low throughout 2001. Efficiencies were also up over 2000 due to a philosophy of continual improvement at the RTA plants. The integration of the Ridgewood factory in Cornwall, Ontario into the Ameriwood division in the United States allowed for improved production scheduling, lower distribution costs and better purchasing practices.

Operating costs also benefited from the Ridgewood integration. Practically all of the duplicate sales and administration tasks were eliminated in 2000 and the bulk of these benefits were seen in 2001. Amortization dropped in 2001 due to very low capital spending in 2001 and 2000. In fact, over this two-year period, capital spending was only $4.5 million, less than 1% of sales.

In 2002, the RTA Segment is expected to achieve sales of between $270 and $285 million and earnings from operations of between 16.5% and 17.5% of sales. These expectations take into account a lower contribution from Kmart, anticipated increases from other customers and additional sales from new product lines such as bookcases. Margins should remain flat as selling prices to customers and board prices are expected to remain in the same range as 2001.

Home Furnishings

The Home Furnishings Segment showed improvement over 2000 in both sales and operating profit. Dorel Home Products, the Company's Montreal-based manufacturer of futons, went through a complete restructuring under the guidance of the RTA group based in the United States. The manufacturing of certain futon components was transferred from Montreal to Asia, staffing levels were reduced, administrative functions in Montreal were integrated into the Ameriwood operations in the US, smaller unprofitable accounts were dropped, and sales efforts were concentrated on large retail customers with existing channels of supply from Dorel. As a result of these efforts, Dorel Home Products is now well positioned for profitability as margins have improved, sales demand remains strong and new large accounts are being added.

Sales at Cosco Home and Office, Dorel's Home Furnishings operations in the US, increased in 2001; however, profitability was lower than expected. Ladders were introduced during the year, but there was a shift in the product mix between step stools and folding furniture that had the effect of lowering margins. The position of President of Cosco Home and Office was created during the year to further maximize the potential of this business segment.

Dorel Asia continued to grow as an important part of the business. The ability of Dorel to source product from Asia for several large customers has proven to be very successful. As retailers look more and more to Asia for furniture and related products, this part of Dorel's business will continue to grow.

As a result of the above, Home Furnishings Segment sales were up almost 19% in 2001 and earnings doubled. There is still room for improvement and Dorel has issued guidance for sales of between $165 and $175 million and earnings from operations of 4% to 5% of sales. Sales growth and improved profitability is expected in all three divisions of this segment with larger contributions expected from Dorel Home Products and Dorel Asia.

Other Expenses

Interest in the year was up over 2000 due mainly to the debt associated with the Safety 1st acquisition in June of 2000 being carried for the whole year as opposed to only seven months in the prior year. However, interest expense in the second half of the year actually decreased from $11.8 million in 2000 to $8.4 million in 2001, a decrease of almost 30%. This decrease was a function of lower loan balances and lower interest rates as a large portion of Dorel's debt is at variable rates.

Corporate expenses and income taxes remained relatively flat versus the prior year. The income tax rate dropped slightly in 2001 versus 2000 from 13.5% to 12.0%. This decrease in the effective tax rate is attributable to the proportionate change in pre-tax profits in the different tax jurisdictions in which Dorel operates.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flow

During 2001, cash flow from operations plus the net change in cash was $59.1 million as compared to $49.9 million in 2000. This represented an increase of $9.2 million or 18%. Traditionally, cash flow is strongest in the second half of the year and this was the case again in 2001. In the fourth quarter of 2001 alone, free cash flow was over $64 million. In addition, the number of days in receivables dropped from 56 in 2000 to 44 in 2001, though that figure is expected to rise in 2002 to around 50 days. Inventory turns improved from 4.4 to 4.9 and it is the Company's goal to increase that figure to 6 by the end of 2002.

On June 22, 2001, Dorel entered into an agreement with a third party to sell $30 million of eligible accounts receivable at a discount. Under this agreement, the Company acts as the servicer of the receivable and is permitted to sell, on a revolving basis, additional eligible accounts receivable to the extent amounts are collected on previously sold receivables. As of December 30, 2001, $29.2 million of accounts receivable were sold under this agreement and this amount is excluded from the balance at December 30, 2001. The Company also recorded a retained interest in the sold receivables representing the estimated fair value retained at the date of sale. At December 30, 2001, the retained interest totalled $2.25 million.

The Company reinvested $23.7 million in various capital projects, principally capital assets and deferred research and development costs. This compares to $22.6 million in 2000. As disclosed in Note 3, on April 27, 2001 the Company acquired Quint B.V. and Interservice Alpha, located in the Netherlands. The total cost was $9.2 million. Net of cash acquired, the cost was $8.6 million, financed entirely by long-term debt. Finally, discontinued operations consumed $3.7 million in 2001 versus $10.6 million in 2000. Excess cash in the amount of $37 million was used to reduce outstanding bank borrowings. This compares with $15.2 million in 2000.

Balance Sheet

The Company's balance sheet strengthened in 2001 as evidenced by a drop in borrowings of $26 million and the increase in cash of $12 million. The debt to assets ratio dropped from 0.44 in 2000 to 0.38 at the end of 2001. The bulk of the Company's debt stems from the Safety 1st acquisition in 2000. Total debt as at June 30, 2000, soon after the acquisition, stood at $285 million. At December 2000, this figure was reduced to $262 million and by the end of 2001, this figure had dropped further to $236 million. Note that the figure at the end of 2001 also included the funding of the $9.2 million Quint acquisition in April of that year.

Working capital at the end of 2001 was $183.1 million compared to $189.7 million in 2000. Equity increased to $212 million from $190 million. As detailed in the notes to the financial statements, Dorel has the availability on its various borrowing facilities to provide for continued operational growth. The Company is compliant with all covenants connected with these borrowings.

Exchange rates had a negative impact on the balance sheet as the Cumulative Translation Adjustment (CTA) account, which is used to reflect the change in the net book value of Dorel's foreign currency subsidiaries, worsened from $0.4 million to $4.3 million. This originates from both the Canadian operations and the Dutch company, but the majority of the change is due to the weakening of the Canadian dollar against the US dollar, which is the Company's reporting currency. It should be noted that the Company's subsidiaries are considered as self-sustaining, as such any fluctuations in their value due to foreign exchange are reflected in the CTA account as opposed the income statement.

RISKS

Product Liability

As with all manufacturers of products designed for use by consumers, Dorel is subject to numerous product liability claims, particularly in the United States. At Dorel, there is an ongoing effort to improve quality control and to ensure the safety of its products. In this regard, Cosco is the only North American manufacturer of juvenile products with its own in-house sled test for children's car restraints.

As detailed in the Juvenile results section, Dorel has made a strategic decision to become less reliant on traditional insurance by increasing its self-insurance product liability program and lessening its dependence on third-party insurers. The Company continues to maintain traditional insurance for catastrophic losses. Although Dorel believes its product liability insurance structure is sufficient, no assurance can be given that a judgment will not be rendered against it in an amount exceeding the amount of insurance coverage or in respect of a claim for which Dorel is not insured.

Credit Risk

Most of Dorel's sales are to major retail chains. In recent years, the retail environment has been highly competitive. If major retailers cease operations, there could be a material adverse effect on the Company's consolidated results of operations. Kmart in the United States has filed for protection from creditors and is reorganizing its affairs under relevant bankruptcy and insolvency legislation. The long-term outcome of this situation cannot reasonably be determined. Dorel has resumed shipping Kmart and this could increase Dorel's bad debt expense if Kmart were to suddenly cease operations. It should be noted that the Company conducts ongoing credit reviews and maintains credit insurance on selected accounts to minimize these types of risks.

Concentration of Sales

For the year ended December 30, 2001, approximately 66% of Dorel's sales were made to its three largest customers. This compares to 67% in 2000. Dorel does not have long-term contracts with its customers, and as such sales are dependent upon Dorel's continuing ability to deliver attractive products at a reasonable price, combined with high levels of service. There can be no assurance that Dorel will be able to sell to such customers on an economically advantageous basis in the future or that such customers will continue to buy from Dorel.

Foreign Currency

75% of Dorel's operations are based in the United States. As such, in 2000 the Company elected to change its reporting currency to the US dollar to better reflect the true results of operations and its financial

GEOGRAPHIC DISTRIBUTION OF SALES


87% United States
4% Canada
9% Other

position as well as to minimize fluctuations in reported results. Dorel's operating units outside of the United States assume the majority of the Company's foreign exchange risk with respect to both its purchases and sales. Dorel's Canadian operations benefit from a stronger US dollar as large portions of its sales are to the United States and the majority of its costs are in Canadian dollars. Dorel's European operations suffer from a stronger US dollar as large portions of its purchases are in US dollars while its sales are not. Where advantageous, the Company uses futures and forward contracts to hedge against these adverse fluctuations in currency.

Again, it should be noted that the Company's subsidiaries are considered as self-sustaining. As such, any foreign exchange fluctuations that occur upon the translation of their local currency financial statements are reflected in the CTA account on the balance sheet as opposed to the consolidated income statement.

Environmental

All Dorel segments currently operate within existing environmental regulations. Dorel made nominal capital expenditures with respect to environmental protection matters in 2001. As detailed in Note 18 to the December 30, 2001 financial statements, Dorel assumed certain environmental liabilities and contingencies associated with the Michigan plant acquired with the purchase of Ameriwood in 1998. A provision at December 30, 2001 of $537 thousand has been set up in connection with this liability. Any amounts incurred in excess of the provision are not expected to have a material adverse affect on the Company.

Raw Material Costs

Dorel's main commodities are steel, plastic resin, particleboard and paperboard. 2001 saw generally lower costs in these commodities versus 2000. In fact 2001 levels in many cases were at very low levels. A dramatic increase in these costs could have an adverse effect on the results going forward.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

These statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles. The preparation of these financial statements requires estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. A complete list of all relevant account policies is listed in Note 1 to the financial statements.

We believe the following are the most critical accounting policies that affect Dorel's results as presented herein and that would have the most material effect on the financial statements should these policies change or be applied in a different manner:

- The Canadian Institute of Chartered Accountants recently issued Section 1581, "Business Combinations", and Section 3062, "Goodwill and Other Intangible Assets". Effective July 1, 2001, the standards required that all business combinations be accounted for using the purchase method. Additionally, effective January 1, 2002, goodwill and intangible assets with an indefinite life are no longer amortized to income and are assessed for impairment on an annual basis in accordance with the new standards, including a transitional impairment test whereby any resulting impairment is charged to opening retained earnings. The Company adopted these sections effective January 1, 2002 and is currently evaluating the impact of the new standards, including the transitional impairment test. The effect on the Company's future consolidated net income and financial position has not yet been determined.
- The financial statements of the Company's self-sustaining operations whose functional currency is other than the US dollar are translated from such functional currency to the US dollar using the current rate method. Assets and liabilities are translated at the rates in effect at the balance sheet date. Income and expenses are translated at average rates of exchange for the year. Resulting unrealized gains or losses are accumulated as a separate component of shareholders' equity.
- On June 22, 2001, the Company entered into an agreement with a third party to sell $30 million of eligible accounts receivable at a discount. Under this agreement, the Company acts as the servicer of the receivable and is permitted to sell, on a revolving basis, additional eligible accounts receivable to the extent amounts are collected on previously sold receivables. As of December 30, 2001, the Company sold $29.2 million of accounts receivable under this agreement and excluded this amount from the balance at December 30, 2001. The Company also recorded a retained interest in the sold receivables representing the estimated fair value retained at the date of sale. At December 30, 2001, the retained interest totalled $2.25 million. The retained interest recorded upon the sale of accounts receivable is calculated based on the estimated fair value at the date of sale. To obtain fair values, Management uses its best estimate of the future expected cash flows based on historical deductions for returns and allowances. Gains or losses on the sale of accounts receivable are recorded to the extent actual collections differ from the estimated fair value at the date of sale.

management's report

Dorel Industries Inc.'s Annual Report for the year ended December 30, 2001, and the financial statements included herein, were prepared by the Corporation's Management and approved by the Board of Directors. The Audit Committee of the Board is responsible for reviewing the financial statements in detail and for ensuring that the Corporation's internal control systems, management policies and accounting practices are adhered to.

The financial statements contained in this Annual Report have been prepared in accordance with the accounting policies which are enunciated in said report and which Management believes to be appropriate for the activities of the Corporation. The external auditors appointed by the Corporation's shareholders, Goldsmith Miller Hersh, have audited these financial statements and their report appears below. All information given in this Annual Report is consistent with the financial statements included herein.

MARTIN SCHWARTZ
President and Chief Executive Officer

JEFFREY SCHWARTZ
Vice-President, Finance

auditors' report

TO THE SHAREHOLDERS OF DOREL INDUSTRIES INC.

We have audited the consolidated balance sheets of DOREL INDUSTRIES INC. as at December 30, 2001 and 2000 and the consolidated statements of income, retained earnings and cash flows for each of the years in the three-year period ended December 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 30, 2001 and 2000 and the results of its operations and its cash flows for each of the years in the three-year period ended December 30, 2001, in accordance with Canadian generally accepted accounting principles.

CHARTERED ACCOUNTANTS
Montreal, Quebec
February 14, 2002

consolidated balance sheet

AS AT DECEMBER 30, 2001 (IN THOUSANDS OF US DOLLARS)

ASSETS

	2001	2000
Current assets		
Cash and cash equivalents	$ 18,640	$ 6,670
Accounts receivable (Note 4)	93,945	126,133
Inventories (Note 5)	152,411	141,141
Prepaid expenses	17,178	16,074
Income taxes refundable	5,156	–
Deferred income taxes	11,195	15,890
	298,525	305,908
Capital assets (Note 6)	98,366	106,015
Deferred charges (Note 7)	12,557	8,969
Intangible assets (Note 8)	155,679	152,094
Deferred income taxes	1,327	1,938
Other assets	2,120	1,120
	$ 568,574	$ 576,044

LIABILITIES

	2001	2000
Current liabilities		
Bank indebtedness (Note 9)	$ 7,911	$ 4,759
Accounts payable and accrued liabilities (Note 10)	104,873	108,346
Income taxes payable	–	519
Current portion of long-term debt	2,680	2,537
	115,464	116,161
Long-term debt (Note 11)	225,246	254,750
Post-retirement benefit obligation (Note 13)	12,879	12,619
Deferred income taxes	3,073	2,710
SHAREHOLDERS' EQUITY		
Capital stock (Note 14)	63,023	62,495
Retained earnings	153,223	127,719
Cumulative translation adjustment (Note 16)	(4,334)	(410)
	211,912	189,804
	$ 568,574	$ 576,044

Commitments (Note 17)
Contingent liabilities (Note 18)
Product liability (Note 19)

See accompanying notes.

APPROVED ON BEHALF OF THE BOARD

MARTIN SCHWARTZ
Director

JEFFREY SCHWARTZ
Director

consolidated statement of retained earnings

FOR THE YEAR ENDED DECEMBER 30, 2001 (IN THOUSANDS OF US DOLLARS)

	2001	2000	1999
Balance, beginning of year	$ 127,719	$ 119,345	$ 80,917
Adoption of new accounting recommendations (Note 2)	–	(8,233)	–
	127,719	111,112	80,917
Net income	25,504	17,306	38,575
Premium paid on repurchase of shares (Note 14)	–	(699)	(147)
Balance, end of the year	$ 153,223	$ 127,719	$ 119,345

See accompanying notes.

consolidated statement of income

FOR THE YEAR ENDED DECEMBER 30, 2001 (IN THOUSANDS OF US DOLLARS EXCEPT PER SHARE AMOUNTS)

	2001	2000	1999
Sales	$ 916,769	$ 757,540	$ 596,702
Expenses			
Cost of sales	718,123	582,741	452,974
Operating	97,164	83,189	63,088
Amortization	21,168	21,041	15,941
Product liability (Note 19)	20,000	2,300	–
Research and development costs	2,569	2,876	1,219
Restructuring costs (Note 20)	–	9,737	–
Interest on long-term debt	17,643	14,968	5,031
Other interest	819	574	188
	877,486	717,426	538,441
Income from operations before income taxes and amortization of goodwill	39,283	40,114	58,261
Income taxes (Note 21)			
Current	(973)	9,389	17,400
Deferred	5,704	(3,957)	356
	4,731	5,432	17,756
Income from continuing operations before amortization of goodwill	34,552	34,682	40,505
Amortization of goodwill	7,990	4,708	529
Income from continuing operations	26,562	29,974	39,976
Loss from discontinued operations (Note 22)	(1,058)	(12,668)	(1,401)
Net income	$ 25,504	$ 17,306	$ 38,575
Earnings per share (Note 23)			
Basic			
Income from continuing operations before amortization of goodwill	$ 1.23	$ 1.23	$ 1.45
Income from continuing operations	$ 0.94	$ 1.07	$ 1.43
Net income	$ 0.91	$ 0.62	$ 1.38
Fully diluted			
Income from continuing operations before amortization of goodwill	$ 1.21	$ 1.22	$ 1.43
Income from continuing operations	$ 0.93	$ 1.05	$ 1.41
Net income	$ 0.89	$ 0.61	$ 1.36

See accompanying notes.

consolidated statement of cash flows

FOR THE YEAR ENDED DECEMBER 30, 2001 (IN THOUSANDS OF US DOLLARS)

	2001	2000	1999
Cash provided by (used in):			
Operating activities			
Income from continuing operations	$ 26,562	$ 29,974	$ 39,976
Adjustments for:			
Amortization	21,168	21,041	15,941
Amortization of goodwill	7,990	4,708	529
Write down of assets in restructuring	–	4,354	–
Gain on disposal of capital assets	(146)	(25)	(156)
Deferred income taxes	5,704	(3,957)	356
	61,278	56,095	56,646
Changes in non-cash working capital (Note 25)	(14,126)	(6,782)	(24,665)
Cash provided by operating activities	47,152	49,313	31,981
Financing activities			
Increase (decrease) in bank indebtedness	3,258	4,016	(7,811)
Decrease in long-term debt	(40,320)	(18,401)	(4,183)
Issuance of capital stock	528	32	1,620
Repurchase of capital stock	–	(816)	(175)
Cash used in financing activities	(36,534)	(15,169)	(10,549)
Investing activities			
Acquisition of subsidiary companies	(9,156)	(143,541)	–
Cash acquired	548	6,861	–
	8,608	(136,680)	–
Financed by long-term debt	8,608	136,680	–
	–	–	–
Proceeds from sale of accounts receivable	27,750	–	–
Additions to capital assets	(11,199)	(15,119)	(17,982)
Deferred charges	(7,050)	(7,003)	(1,560)
Intangible assets	(4,424)	(571)	(413)
Other assets	(1,000)	(1,120)	–
Proceeds from sale of discontinued operations	–	1,187	–
Cash provided by (used in) investing activities	4,077	(22,626)	(19,955)
Net cash used in discontinued operations	(3,675)	(10,557)	(2,565)
Other			
Effect of exchange rate changes on cash	950	(374)	346
Increase (decrease) in cash and cash equivalents	11,970	587	(742)
Cash and cash equivalents, beginning of year	6,670	6,083	6,825
Cash and cash equivalents, end of the year	$ 18,640	$ 6,670	$ 6,083

See accompanying notes.

notes to consolidated financial statements

AS AT DECEMBER 30, 2001 (IN THOUSANDS OF US DOLLARS, EXCEPT PER SHARE AMOUNTS)

NOTE 1 Nature of Operations

Dorel Industries Inc. is a consumer products manufacturer and importer of juvenile products and home furnishings. The Company's principal business segments consist of ready-to-assemble (RTA) furniture, juvenile furniture and accessories, and home furnishings. The principal markets for the Company's products are Canada, United States and Europe.

NOTE 2 Accounting Policies

Basis of Presentation

The financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP) using the US dollar as the reporting currency.

The Company has historically presented its financial statements in Canadian dollars. Effective January 1, 2000, the US dollar has been adopted as the Company's reporting currency. The comparative financial information presented here has been restated using the translation of convenience method. For periods up to and including December 30, 1999, the Canadian dollar financial statements of the Company have been restated in US dollars using the December 30, 1999 closing exchange rate.

With respect to the financial statements of the Company and its subsidiaries, the material differences between Canadian and United States GAAP are described and reconciled in Note 27.

Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries from the date of their acquisition. All significant intercompany accounts and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenue and expenses during the period reported. Actual results could differ from those estimates.

Cash and Cash Equivalents

All highly liquid investments with original maturities of three months or less are considered to be cash equivalents.

Accounts Receivable

The retained interest recorded upon the sale of accounts receivable is calculated based on the estimated fair value at the date of sale. To obtain fair values, management uses its best estimate of the future expected cash flows based on historical deductions for returns and allowances. Gains or losses on the sale of accounts receivable are recorded to the extent actual collections differ from the estimated fair value at the date of sale.

Inventories

Raw material inventories are valued at the lower of cost and replacement cost. Finished goods inventories are valued at the lower of cost and net realizable value. Cost is determined on a first-in; first-out basis, and on a last-in; first-out basis for one of the Company's subsidiaries.

Amortization

Capital assets are amortized as follows:

	Method	Rate
Buildings and improvements	Straight-line	40 years
Machinery and equipment	Declining balance	15 %
Moulds	Straight-line	5 years
Furniture and fixtures	Declining balance	20 %
Vehicles	Declining balance	30 %
Computer equipment	Declining balance	30 %
Leasehold improvements	Straight-line	5 years

NOTE 2 Accounting Policies (cont'd)

Deferred Charges

Deferred charges are carried at cost less accumulated amortization.

Research and Development Costs:

The Company incurred costs on activities which relate to research and development of new products. Research costs are expensed as they are incurred. Development costs are also expensed unless they meet specific criteria related to technical, market and financial feasibility. Certain of the Company's juvenile and houseware product development costs in the amount of $6,921 (2000 - $4,027, 1999 - $1,501) were deferred and are being amortized to operations on a straight-line basis over a period of two years.

Financing Costs:

The Company incurred certain costs related to the issue of long-term debt. These amounts are amortized to operations on a straight-line basis over the terms of the related long-term debt.

Intangible Assets

Goodwill:

Goodwill represents the excess of the purchase price over the fair values assigned to identifiable net assets acquired of subsidiary companies. The amortization expense is computed by the straight-line method over periods not to exceed 40 years.

Patents:

Patents are amortized by the straight-line method over their expected useful lives.

Impairment of Long-Lived Assets

The Company evaluates the carrying value of its long-lived assets including goodwill, for potential impairment on an ongoing basis. The Company considers projected future operating results, trends and other circumstances in making such evaluations. Impaired assets are written down to estimated fair value, being determined based on discounted expected future cash flows. No impairment charges have been recorded based on Management's review.

Foreign Currency Translation

The financial statements of the Company's self-sustaining operations whose functional currency is other than the US dollar are translated from such functional currency to the US dollar using the current rate method. Assets and liabilities are translated at the rates in effect at the balance sheet date. Income and expenses are translated at average rates of exchange for the year. Resulting unrealized gains or losses are accumulated as a separate component of shareholders' equity.

Monetary assets and liabilities of the Company's operations, which are denominated in currencies other than the functional currency, are translated into the functional currency at the exchange rates prevailing at the balance sheet date. Non-monetary assets and liabilities are translated at historical exchange rates. Income and expenses are translated at the average exchange rates for the year, except for amortization which is translated on the same basis as the related assets. Translation gains and losses are reflected in net income.

Derivative Financial Instruments

The Company uses a number of derivative financial instruments, mainly foreign exchange contracts and interest-rate swap agreements to reduce its exposure to fluctuation in interest rates and foreign exchange rates. Derivatives are used as part of the Company's risk management strategy and are measured for effectiveness on an ongoing basis. The Company does not use derivative financial instruments for trading purposes.

The foreign currency gains and losses on these contracts are not recognized in the consolidated financial statements until the underlying transaction is recorded in net income. Payments and receipts under interest-rate swap agreements are recognized as adjustments to interest expense.

Pension Plans

The Company's subsidiaries maintain defined benefit plans and defined contribution plans for their employees. Pension benefit obligations under the defined benefit plans are determined annually by independent actuaries using Management's assumptions and the accrued benefit method. The plans provide benefits based on a defined benefit amount and length of service.

Pension expense consists of the following:

- the cost of pension benefits provided in exchange for employees' services rendered in the period;
- interest on the actuarial present value of accrued pension benefits less earnings on pension fund assets;
- amounts which represent the amortization of the unrecognized net pension assets that arose when accounting policies were first applied and subsequent gains or losses arising from changes in actuarial assumptions, and experience gains or losses related to return on assets on the straight-line basis, over the expected average remaining service life of the employee group.

Post-Retirement Benefits Other Than Pensions

Post-retirement benefits other than pensions, include health care and life insurance benefits for retired employees. The costs of providing these benefits are accrued over the working lives of employees in a manner similar to pension costs.

NOTE 2 Accounting Policies (cont'd)

Environmental Liabilities

Liabilities are recorded when environmental claims or remedial efforts are probable, and the costs can be reasonably estimated. Environmental expenditures related to current operations are generally expensed as incurred.

Reclassifications

Certain of the prior years' accounts have been reclassified to conform to the 2001 financial statement presentation.

Change in Accounting Principles

Effective January 1, 2000, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants Section 3461 "Employee Future Benefits" which has been applied retroactively without restating prior years. This section requires an entity to recognize the cost of retirement benefits and post-employment benefits in the reporting period in which an employee has provided the service that gives rise to the benefits. The cumulative effect of adopting the new recommendations at January 1, 2000, was to decrease retained earnings by $6,105, increase deferred income tax assets by $4,788, and increase the accumulated post-sretirement benefit obligation by $11,971.

Effective January 1, 2000, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants Section 3465, "Income Taxes" which has been applied retroactively without restating prior years. This section requires future income tax assets and liabilities to be computed based on differences between the carrying amount of balance sheet items and their corresponding tax values using the enacted income tax rate in effect at the balance sheet date. The cumulative effect of adopting the new recommendations at January 1, 2000 was to decrease retained earnings and to increase deferred income tax liabilities by $2,128.

Effective January 1, 2001, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants Section 3500, "Earnings Per Share" which has been applied retroactively with the restatement of prior year comparative information. This section requires the use of the treasury stock method to compute the dilutive effect of stock options and stock purchase warrants essentially harmonizing the Canadian and US standards. Adoption of the new recommendations as at January 1, 2001 did not have a significant impact on the diluted earnings per share.

Future Accounting Changes

The Canadian Institute of Chartered Accountants recently issued Section 1581, "Business Combinations", and Section 3062, "Goodwill and Other Intangible Assets". Effective July 1, 2001, the standards require that all business combinations be accounted for using the purchase method. Additionally, effective January 1, 2002, goodwill and intangible assets with an indefinite life will no longer be amortized to income and will be assessed for impairment on an annual basis in accordance with the new standards, including a transitional impairment test whereby any resulting impairment will be charged to opening retained earnings. The Company will adopt these sections effective January 1, 2002 and is currently evaluating the impact of the new standards, including the transitional impairment test. The effect on the Company's future consolidated net income and financial position has not yet been determined.

NOTE 3 Business Acquisitions

On April 27, 2001, the Company acquired all the outstanding shares of Quint B.V., a developer and distributor of juvenile products including strollers and furniture, for a total consideration of $9,156, which was financed through long-term debt.

The combination has been recorded under the purchase method of accounting with the results of operations of the acquired business being included in the accompanying consolidated financial statements since the date of acquisition.

The assets acquired and liabilities assumed consist of the following:

Assets		
Cash	$	548
Accounts receivable		1,995
Inventories		3,117
Capital assets		276
Goodwill		7,924
	$	13,860
Liabilities		
Accounts payable and accrued liabilities		3,915
Long-term debt		789
		4,704
Total purchase price	$	9,156

NOTE 3 Business Acquisitions (cont'd)

The following unaudited pro-forma financial information assumes the acquisition had occurred on December 31 of each year.

	2001	2000
Net sales	$ 924,706	$ 774,422
Income from continuing operations	$ 27,410	$ 30,641

On June 6, 2000, the Company acquired all the outstanding shares of Safety 1st, Inc., a developer, marketer and distributor of juvenile products including child safety and childcare, convenience, activity, and home security products, mainly based in the USA, for a total consideration of $150,488, which was financed through long-term debt in the amount of $136,680. The Company increased goodwill during 2001 by $3,159 relating to the finalization of the purchase price allocation.

The combination has been recorded under the purchase method of accounting with the results of operations of the acquired business being included in the accompanying consolidated financial statements since the date of acquisition.

The assets acquired and liabilities assumed consist of the following:

Assets	
Cash	$ 6,861
Accounts receivable	24,187
Inventories	25,071
Capital assets	18,817
Goodwill	144,242
Deferred income taxes	12,351
Other assets	5,259
	$ 236,788
Liabilities	
Accounts payable and accrued liabilities	25,227
Long-term debt	61,073
	86,300
Total purchase price	$ 150,488

NOTE 4 Accounts Receivable

Accounts receivable consists of the following:

	2001	2000
Accounts receivable	$ 146,918	$ 164,641
Allowance for anticipated credits	(48,765)	(36,074)
Allowance for doubtful accounts	(4,208)	(2,434)
	$ 93,945	$ 126,133

On June 22, 2001, the Company entered into an agreement with a third party to sell $30 million of eligible accounts receivable at a discount. Under this agreement, the Company acts as the servicer of the receivable and is permitted to sell, on a revolving basis, additional eligible accounts receivable to the extent amounts are collected on previously sold receivables. As of December 30, 2001, the Company sold $29,236 of accounts receivable under this agreement and excluded this amount from the balance at December 30, 2001. The Company also recorded a retained interest in the sold receivables representing the estimated fair value retained at the date of sale. At December 30, 2001, the retained interest totalled $2,250.

NOTE 5 Inventories

Inventories consist of the following:

	2001	2000
Raw materials	$ 36,674	$ 35,262
Work in process	8,744	10,036
Finished goods	106,993	95,843
	$ 152,411	$ 141,141

NOTE 6 Capital Assets

	Cost	Accumulated Amortization	Net 2001	Net 2000
Land	$ 1,877	$ –	$ **1,877**	$ 1,848
Buildings and improvements	43,179	10,035	**33,144**	35,643
Machinery and equipment	72,327	40,372	**31,955**	36,725
Moulds	55,905	38,581	**17,324**	18,879
Furniture and fixtures	4,833	2,144	**2,689**	2,618
Vehicles	661	493	**168**	223
Computer equipment	8,023	4,263	**3,760**	3,654
Leasehold improvements	2,025	1,282	**743**	601
Construction in progress - equipment	5,583	–	**5,583**	4,380
Equipment under capital lease	1,310	187	**1,123**	1,444
	$ 195,723	$ 97,357	$ **98,366**	$ 106,015

NOTE 7 Deferred Charges

	2001	2000
Development costs	$ **8,689**	$ 4,584
Financing costs	**1,832**	2,759
Other	**2,036**	1,626
	$ **12,557**	$ 8,969

Amortization of deferred development costs and all other deferred charges amounted to $2,734 (2000 - $1,745, 1999 - $1,002) and $1,297 (2000 - $722, 1999 - $414), respectively.

NOTE 8 Intangible Assets

	Cost	Accumulated Amortization	Net 2001	Net 2000
Goodwill	$ 165,338	$ 13,714	$ **151,624**	$ 148,896
Patents	5,183	1,128	**4,055**	3,198
	$ 170,521	$ 14,842	$ **155,679**	$ 152,094

NOTE 9 Bank Indebtedness

The average interest rates on the outstanding borrowings for 2001 and 2000 were 5.6% and 6.3%, respectively. As at December 30, 2001, the Company had unused and available bank lines of credit amounting to approximately $14,649 (2000 - $19,726), renegotiated annually.

NOTE 10 Accounts Payable and Accrued Liabilities

	2001	2000
Accounts payable	$ **82,286**	$ 101,209
Salaries payable	**9,287**	7,137
Product liability	**13,300**	–
	$ **104,873**	$ 108,346

NOTE 11 Long-Term Debt

	2001	2000
Revolving Bank Loans		
Bearing interest at various rates ranging between 3.85% to 8.23% (2000 - 7.81% to 10.0%) per annum, averaging 6.05% (2000 - 7.8%) based on LIBOR or US bank rates, total availability of $275,000, with principal repayments due in May 2003:	$ 190,000	$ 217,500
Term Notes		
Bearing interest at 7.50% per annum with principal repayments as follows: 2 annual installments of $1,500 ending in April 2003 5 annual installments of $4,800 ending in April 2008	27,000	28,500
Bearing interest at 7.63% per annum with principal repayments as follows: 2 annual installments of $500 ending in June 2003 5 annual installments of $1,600 ending in June 2008	9,000	9,500
Obligations under capital lease	625	817
Other	1,301	970
	227,926	257,287
Current portion	2,680	2,537
	$ 225,246	$ 254,750

The aggregate repayments in subsequent years of existing long-term debt will be:

Fiscal Year Ending	Amount
2002	$ 2,680
2003	192,050
2004	6,450
2005	6,450
2006	6,450
	$ 214,080

NOTE 12 Financial Instruments

In the normal course of business, the Company uses various financial instruments, including derivative financial instruments, for purposes other than trading. The Company uses derivative financial instruments as outlined in Note 2, to reduce exposure to fluctuations in interest rates and foreign exchange rates. The derivative financial instruments include foreign exchange contracts and interest rate swaps. The non-derivative financial instruments include those as outlined below. By their nature, all such instruments involve risk, including market risk and the credit risk of non-performance by counterparties. These financial instruments are subject to normal credit standards, financial controls, risk management as well as monitoring procedures.

Fair Value of Recognized Financial Instruments

Following is a table which sets out the fair values of recognized financial instruments using the valuation methods and assumptions described below:

	December 30, 2001		December 30, 2000	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial Assets				
Cash and cash equivalents	$ 18,640	$ 18,640	$ 6,670	$ 6,670
Accounts receivable	93,945	93,945	126,133	126,133
Interest rate swap	935	(2,969)	1,072	(666)
Financial Liabilities				
Bank indebtedness	7,911	7,911	4,759	4,759
Accounts payable and accrued liabilities	104,873	104,873	108,346	108,346
Long-term debt	227,926	223,651	257,287	255,047

The carrying amounts shown in the table above are those which are included in the balance sheet and/or notes to the financial statements.

NOTE 12 Financial Instruments (cont'd)

Determination of Fair Value

The following methods and assumptions were used to estimate the fair values of each class of financial instruments:

Cash and cash equivalents, accounts receivable, bank indebtedness, accounts payable and accrued liabilities – The carrying amounts approximate fair value because of the short maturity of those financial instruments.

Interest rate swap – The fair value is computed based on the difference between mid-market levels and the fixed swap rate as at December 30, 2001.

Long-term debt – The fair value is estimated based on discounting expected future cash flows at the discount rates which represent borrowing rates presently available to the Company for loans with similar terms and maturity.

Letters of credit – As described in Note 17, the Company has certain letter of credit facilities of which Management does not expect any material losses to result from these instruments.

Foreign Exchange Risk Management

The Company enters into various types of foreign exchange contracts to manage its exposure to foreign currency risk as indicated in the following table:

	December 30, 2001		December 30, 2000		December 30, 1999	
	Notional Amount	Fair Value	Notional Amount	Fair Value	Notional Amount	Fair Value
Future contracts	**$ 20,820**	**$ 20,780**	$ 69,684	$ 69,823	$ 41,420	$ 42,373
Forward exchange contracts	**301**	**298**	8,000	7,924	–	–
Options	**–**	**–**	5,500	5,533	–	–

The Company enters into foreign exchange contracts to hedge particular sales and purchases expected to be denominated in those currencies when such transactions are probable and the significant characteristics and expected terms are identified. The term of the currency derivatives ranges from three to twelve months. The Company's market risk with respect to foreign exchange contracts is limited to the exchange rate differential.

Deferred unrealized gains (losses) on these contracts are presented in the following table, showing the periods in which they are expected to be recognized in income.

	2001	2000	1999
To be recognized within			
Three months	**$ (18)**	$ (9)	$ 480
Six months	**(10)**	38	259
Nine months	**(7)**	52	142
Twelve months	**(8)**	15	72
	$ (43)	$ 96	$ 953

Concentrations of Credit Risk

Substantially all accounts receivable arise from sales to the retail industry. Sales to major customers represented 66.3% (2000 - 66.9%, 1999 - 53.1%) of total sales. Accounts receivable from these customers comprised 59.1% and 62.4% of the total at December 30, 2001 and 2000, respectively.

NOTE 13 Benefit Plans

Pension Benefits

The Company's subsidiaries maintain defined benefit pension plans for specific employees. Obligations under the defined benefit plans are determined annually by independent actuaries using Management's assumptions and the accrued benefits method. The plans provide benefits based on a defined benefit amount and length of service.

NOTE 13 Benefit Plans (cont'd)

Pension Benefits (cont'd)

Information regarding the Company's defined benefit plans is as follows:

		2001		2000
Accrued benefit obligation:				
Balance, beginning of year	$	14,881	$	13,299
Current service cost		327		317
Interest cost		1,176		1,151
Plan amendments		720		–
Benefits paid		(1,023)		(792)
Actuarial (gains)/losses		754		906
Balance, end of year		16,835		14,881
Plan assets:				
Fair value, beginning of year		17,579		17,342
Actual return on plan assets		(2,265)		(109)
Employer contributions		2,750		1,138
Benefits paid		(1,023)		(792)
Fair value, end of year		17,041		17,579
Funded status-plan surplus		206		2,698
Unamortized actuarial (gain)/loss		4,931		277
Unamortized prior service cost		1,822		1,212
Unamortized transition obligation		(24)		(87)
Accrued benefit asset	$	6,935	$	4,100

Net pension costs for the defined benefit plan comprise the following:

		2001		2000		1999
Current service cost, net of employee contributions	$	327	$	317	$	386
Interest cost		1,176		1,151		1,166
Expected return on assets		(1,635)		(1,662)		(1,408)
Amortization of prior service costs		110		110		113
Amortization of net actuarial (gain)/loss		–		–		69
Amortization of transition obligation		(63)		(63)		(65)
Pension expense (benefit):	$	(85)	$	(147)	$	261

Total expense under the defined contribution plans was $1,162 (2000 - $1,491, 1999 - $2,066).

Post-Retirement Benefits

The Company's subsidiary maintains a defined benefit post-retirement benefit plan for substantially all its employees.

Information regarding the Company's post-retirement benefit plan is as follows:

		2001		2000
Accrued benefit obligation:				
Balance, beginning of year	$	11,569	$	10,151
Current service cost		306		296
Interest cost		807		792
Plan amendments		(1,481)		–
Benefits paid		(751)		(508)
Actuarial (gains)/losses		(1,374)		838
Balance, end of year		9,076		11,569
Plan assets:				
Employer contributions		751		508
Benefits paid		(751)		(508)
Fair value, end of year		–		–

NOTE 13 Benefit Plans (cont'd)

Post-Retirement Benefits (cont'd)

		2001		2000
Funded status-plan deficit		(9,076)		(11,569)
Unamortized actuarial (gain)/loss		(2,359)		(1,050)
Unamortized prior service costs		(1,444)		–
Accrued benefit liability	$	(12,879)	$	(12,619)

Net costs for the post-retirement benefit plan comprise the following:

		2001		2000
Current service cost, net of employee contributions	$	306	$	296
Interest cost		807		792
Amortization of net actuarial (gain)/loss		(92)		(55)
Amortization of prior service costs		(37)		–
Net benefit plan expense	$	984	$	1,033

Weighted average assumptions as at December 30, 2001:

	Pension Benefits			Post-Retirement Benefits	
	2001	2000	1999	2001	2000
Discount rate	7.5%	8.0%	8.0%	7.5%	8.0%
Expected long-term return on plan assets	9.5%	9.5%	9.5%	–	–

The Company's health benefit costs were estimated to increase with an annual rate of 7.5% during 2001 (2000 - 8.0%) decreasing to an annual growth rate of 5% in 2005 and thereafter.

Certain of the Company's subsidiaries have elected to act as self-insurer for certain costs related to all active employee health and accident programs. The expense for the year ended December 30, 2001 was $9,007 (2000 - $8,494, 1999 - $8,165) under this self-insured benefit program.

NOTE 14 Capital Stock

The capital stock of the Company is as follows:

Authorized

An unlimited number of preferred shares without nominal or par value, issuable in series.

An unlimited number of Class "A" Multiple Voting Shares without nominal or par value, convertible at any time at the option of the holder into Class "B" Subordinate Voting Shares on a one-for-one basis.

An unlimited number of Class "B" Subordinate Voting Shares without nominal or par value, convertible into Class "A" Multiple Voting Shares, under certain circumstances, if an offer is made to purchase the Class "A" shares.

Details of the issued and outstanding shares are as follows:

	2001			2000		
	Number		Amount	Number		Amount
Class "A" Multiple Voting Shares						
Balance, beginning of year	5,035,260	$	2,207	5,191,060	$	2,273
Converted from Class "A" to Class "B" (1)	(94,900)		(39)	(155,800)		(66)
Balance, end of year	4,940,360		2,168	5,035,260		2,207
Class "B" Subordinate Voting Shares						
Balance, beginning of year	23,090,232		60,288	22,970,032		60,307
Converted from Class "A" to Class "B" (1)	94,900		39	155,800		66
Issued under stock option plan	45,000		528	10,000		32
Repurchase of capital stock (2)	–		–	(45,600)		(117)
Balance, end of year	23,230,132		60,855	23,090,232		60,288
Total capital stock		$	63,023		$	62,495

NOTE 14 Capital Stock (cont'd)

1 During the year, the Company converted 94,900 (2000 - 155,800) Class "A" Multiple Voting Shares into Class "B" Subordinate Voting Shares at an average rate of $0.41 per share (2000 - $0.43 per share).

2. Under a Normal Course Issuer Bid effective December 9, 2000, the Company indicated its intention to purchase up to 260,143 Class "A" Multiple Voting Shares and 2,013,729 Class "B" Subordinate Voting Shares at the prevailing market price. The program expired December 8, 2000. The Company purchased for cancellation by way of a Normal Course Issuer Bid on the Toronto Stock Exchange 45,600 Class "B" Subordinate Voting Shares in 2000 for $816.

3. On September 21, 2000, the Company granted to Hasbro, Inc. as partial consideration for the license agreement entered into, as outlined in Note 17, 200,000 share purchase warrants to purchase 200,000 Class "B" Subordinate Voting Shares at an exercise price of $20.20 expiring no later than September 21, 2005.

NOTE 15 Stock Options

Under various plans, the Company may grant stock options on the Class "B" Subordinate Voting Shares at the discretion of the board of directors, to senior executives and certain key employees. The exercise price is the market price of the securities at the date the options may be granted, less any discounts permitted by law and by regulations of the securities authorities to which the Company is then subject. No option may be exercised during the first year following its granting and is exercisable, on a cumulative basis, at the rate of 25% in each of the following four years, and will expire no later than the year 2006.

The Company's stock option plan is as follows:

	2001		**2000**	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Options outstanding, beginning of year	**1,503,000**	**$ 13.72**	1,498,000	$ 13.55
Granted	**15,000**	**16.47**	55,000	18.00
Exercised	**(45,000)**	**11.73**	(10,000)	3.25
Cancelled	**(71,000)**	**16.62**	(40,000)	16.11
Options outstanding, end of year	**1,402,000**	**$ 13.65**	1,503,000	$ 13.72

A summary of options outstanding at December 30, 2001 is as follows:

Total Outstanding				Total Exercisable	
Options	Exercise Price	Weighted Average Exercise Price	Weighted Average Remaining Life	Options	Weighted Average Exercise Price
1,402,000	$ 12.47-18.53	$ 13.65	2.03	963,250	$ 13.25

NOTE 16 Cumulative Translation Adjustment

An analysis of the cumulative translation adjustment included in shareholders' equity is as follows:

	2001	**2000**	**1999**
Balance, beginning of year	**$ (410)**	$ 2,422	$ 13,006
Translation of self-sustaining foreign operations	**(3,924)**	(3,668)	(10,098)
Translation of foreign loans hedging net investment in foreign operations	**–**	836	(486)
Balance, end of year	**$ (4,334)**	$ (410)	$ 2,422

NOTE 17 Commitments

a) The Company has entered into long-term lease agreements bearing various expiry dates to the year 2011. The minimum annual rentals exclusive of additional charges will be as follows:

Fiscal Year Ending	**Amount**
2002	$ 6,963
2003	6,061
2004	5,491
2005	4,204
2006	1,520

NOTE 17 Commitments (cont'd)

b) The Company has letter of credit facilities totalling $19,390 of which unaccepted letters of credit outstanding as at December 30, 2001 and 2000 amount to $6,578 and $5,306, respectively.

c) The Company has an exclusive license agreement for three years, with The Ohio Mattress Company Licensing and Components Group ("Sealy"), expiring in 2001, to manufacture and distribute futons in the United States, Canada and Puerto Rico under the Sealy name. Sealy shall have the option to terminate this agreement prior to its expiration in the event that specified minimum sales levels are not achieved in a given year. The Company is required to pay a royalty to Sealy as a percentage of sales and is currently renegotiating the terms and conditions of the license agreement.

d) The Company has entered into a three-year licensing agreement with Hasbro, Inc. and Hasbro International, Inc. expiring June 15, 2003 to manufacture, market and distribute the Playskool brand of products in the United States, Canada and Puerto Rico. The Company is required to pay a royalty to Hasbro, Inc. and Hasbro International, Inc. as a percentage of sales with a minimum royalty payment of $900 for the license year 2003.
In addition, as partial consideration for the license agreement, the Company has agreed to issue to Hasbro, Inc. 200,000 share purchase warrants to purchase 200,000 Class "B" Subordinate Voting Shares as outlined in Note 14.

NOTE 18 Contingent Liabilities

The Company is involved in various legal actions and party to a number of other claims or potential claims that have arisen in the normal course of business, the outcome of which is not yet determinable. In the opinion of Management, based on information presently available, any monetary liability or financial impact of such lawsuits, claims or potential claims to which the Company might be subject would not be material to the consolidated financial position of the Company and the consolidated results of operations.

Upon the acquisition of Ameriwood Industries International Corporation, the Company assumed certain environmental liabilities and contingencies associated with the facility in Michigan, USA The contamination was discovered in 1989 and reported to the appropriate State environmental agency. The Company has included approximately $537 (2000 - $958) in long-term debt related to the environmental liabilities. Based on the opinion of an independent engineering firm, the Company believes that any ultimate loss which may be realized beyond the amounts recorded will not result in a material adverse effect to the consolidated financial position of the Company and the consolidated results of operations.

NOTE 19 Product Liability

The Company is insured for product liability by the use of conventional insurance. In addition, the Company is also insured for product liability by a third party insurer which is fully reinsured by a shared captive insurance company, in which the Company owns preferred shares. This third-party insurance company's coverage is limited to the fair value of the assets held by the captive insurance company. The Company also has various excess insurance policies. The estimated product liability exposure was calculated by an independent actuary based on historical sales volumes and past claims history, and includes amounts for incidents that have occurred, as well as incidents anticipated to occur on units sold prior to December 30, 2001. Based on the actuarial valuation performed in 2001 the Company provided for $20,000 representing the incremental exposure resulting from a change in insurance coverages. The recorded liability represents the difference between the mid point of the range of loss of $26,091 to $32,847 as estimated by the actuary, and the value of the assets held by the shared captive insurance company. The Company paid $6,027, (2000 - $6,130, 1999 - $3,547), respectively in settlement of product liability claims.

NOTE 20 Restructuring Costs

During 2000, the Company recorded a pretax charge of $9,737, associated with the merger and integration of Safety 1st, Inc.'s operations and plant facilities. Included in this total are asset impairments of $4,354, severance and other employment related costs of $2,067, distribution consolidation costs of $2,852 and other costs of $464. At December 30, 2001, approximately $1,828 (2000 - $4,365) of restructuring costs are recorded in accounts payable and accrued liabilities.

NOTE 21 Income Taxes

Variations of income tax expense from the basic Canadian Federal and Provincial combined tax rates applicable to income from operations before income taxes are as follows:

	2001		2000		1999	
Provision for income taxes	**$ 12,517**	**40.0%**	$ 14,162	40.0%	$ 23,093	40.0%
Add (deduct) effect of:						
Non-allowable amortization	**2,648**	**8.5**	1,597	4.5	188	0.3
Difference in effective tax rates of foreign subsidiaries	**(3,434)**	**(11.0)**	(2,070)	(5.9)	(2,149)	(3.7)
Recovery of income taxes arising from the use of unrecorded tax benefits	**(6,127)**	**(19.6)**	(8,571)	(24.2)	(2,657)	(4.6)
Other - net	**(873)**	**(2.8)**	314	0.9	(719)	(1.2)
Actual provision for income taxes	**$ 4,731**	**15.1%**	$ 5,432	15.3%	$ 17,756	30.8%

NOTE 21 **Income Taxes (cont'd)**

The following presents the Canadian and foreign components of income from operations before income taxes and income tax expense for the years ended December 30:

	2001	2000	1999
Details of income from operations:			
Domestic	$ (59)	$ (8,653)	$ 8,161
Foreign	31,352	44,059	49,571
Income from operations before income taxes	$ 31,293	$ 35,406	$ 57,732
Details of income tax expense:			
Current			
Domestic	$ (1,208)	$ (314)	$ 2,661
Foreign	235	9,703	14,739
	(973)	9,389	17,400
Deferred			
Domestic	319	58	370
Foreign	5,385	(4,015)	(14)
	5,704	(3,957)	356
Total income taxes	$ 4,731	$ 5,432	$ 17,756

NOTE 22 **Discontinued Operations**

In December 2000, the Company adopted a plan to discontinue the operations of the Fort Smith, Arkansas wooden crib manufacturing facility and sell the existing assets. Accordingly, the operating results of the Fort Smith, Arkansas facility have been classified as discontinued operations in the accompanying consolidated statement of income. All manufacturing operations in Fort Smith ceased during June 2001. The Company recorded a loss on disposal from discontinued operations of $1,058 in 2001 resulting from higher-than-anticipated operating losses. At December 30, 2001, the consolidated balance sheet includes $5,379 of inventory and $1,222 of capital assets relating to Fort Smith.

In December 2000, the Company adopted a plan to discontinue the import and sale of strollers through its subsidiary company Dorel (U.K.) Limited. Accordingly, the operating results have been classified as discontinued operations in the accompanying consolidated statement of income.

On September 30, 2000, the Company sold capital assets and certain prepaid expenses of Infantino, Inc. in the amount of $1,187. In addition, the purchaser is obliged to acquire the inventory at book value with all amounts due and payable by May 1, 2002. Inventory consigned to the purchaser totalled $1,221 and $3,724 in 2001 and 2000, respectively. Accordingly, the results of Infantino, Inc. have been classified as discontinued operations in the accompanying consolidated statement of income.

Operating results from discontinued operations are as follows:

	2001	2000	1999
Sales	$ –	$ 36,311	$ 40,985
Operating loss	–	(10,489)	(2,331)
Income tax benefit	–	2,534	930
Loss from discontinued operations	–	(7,955)	(1,401)
Pre-tax loss on disposal of discontinued operations	(2,101)	(7,650)	–
Income tax benefit	1,043	2,937	–
Loss on disposal of discontinued operations	(1,058)	(4,713)	–
Discontinued operations - net of tax	$ (1,058)	$ (12,668)	$ (1,401)

NOTE 22 Discontinued Operations (cont'd)

Net assets of discontinued operations are as follows:

	2001	2000
Current assets	$ 6,600	$ 13,887
Capital assets	1,222	2,188
Total assets of discontinued operations	$ 7,822	$ 16,075

NOTE 23 Earnings Per Share

The following table provides a reconciliation between the number of basic and fully diluted shares outstanding:

	2001	2000	1999
Weighted daily average number of Class "A" Multiple and Class "B" Subordinate Voting Shares	28,159,026	28,124,956	27,957,502
Dilutive effect of stock options and share purchase warrants	409,540	392,225	416,388
Weighted average number of diluted shares	28,568,566	28,517,181	28,373,890
Number of anti-dilutive stock options or share purchase warrants excluded from fully diluted earnings per share calculation	200,000	411,000	–

NOTE 24 Subsequent Events

On January 22, 2002, the Company's third largest customer, Kmart Corporation and 37 of its United States subsidiaries filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code. Management believes that the allowance for such losses recorded as of December 30, 2001 is adequate to cover potential losses from its uninsured accounts receivable from this customer.

NOTE 25 Statement of Cash Flows

Net changes in non-cash working capital balances relating to continuing operations are as follows:

	2001	2000	1999
Accounts receivable	$ 3,820	$ 1,613	$ (25,479)
Inventories	(10,646)	(20,104)	(5,881)
Prepaid expenses	(1,255)	(4,541)	(3,110)
Accounts payable and accrued liabilities	2,042	17,310	7,227
Income taxes	(8,087)	(1,060)	2,578
Total	$ (14,126)	$ (6,782)	$ (24,665)
Supplementary disclosure:			
Interest paid	$ 17,556	$ 14,525	$ 4,661
Income taxes paid	$ 1,546	$ 7,782	$ 15,033

NOTE 26 Segmented Information

Management of the Company has determined that the following segments are the principal business of the Company:

Juvenile	- Design, manufacture and distribution of children's furniture and accessories
Ready-to-Assemble	- Design, manufacture and distribution of ready-to-assemble furniture
Home Furnishings	- Design, manufacture and distribution of home furnishings

NOTE 26 Segmented Information (cont'd)

Industry Segments	Juvenile 2001	Juvenile 2000	Juvenile 1999	Ready-to-Assemble 2001	Ready-to-Assemble 2000	Ready-to-Assemble 1999
Sales to customers	**$ 503,892**	$ 369,582	$ 231,094	**$ 244,172**	$ 245,745	$ 239,544
Inter-segment sales	**–**	87	101	**3,155**	878	390
Total operating revenue	**503,892**	369,669	231,195	**247,327**	246,623	239,934
Operating profit*	**$ 10,624**	$ 16,678	$ 21,801	**$ 44,196**	$ 40,438	$ 41,257
Corporate expenses						
Interest						
Income taxes						
Income from continuing operations						
Discontinued operations						
Net income						
Identifiable assets	**$ 378,211**	$ 382,529	$ 151,013	**$ 83,563**	$ 121,848	$ 128,29
Corporate assets						
Total assets						
Capital expenditures	**$ 8,484**	$ 9,647	$ 6,504	**$ 1,543**	$ 3,006	$ 9,666
Amortization	**$ 21,042**	$ 15,058	$ 5,835	**$ 4,728**	$ 6,849	$ 7,256

* Included in the operating profit of Juvenile are the following: 2001: product liability - $20,000; 2000: restructuring costs - $9,737, product liability - $2,300.

Geographic Segments	Canada 2001	Canada 2000	Canada 1999	United States 2001	United States 2000	United States 1999
Sales to customers	**$ 145,672**	$ 141,409	$ 117,397	**$ 682,417**	$ 553,491	$ 427,473
Sales between geographic segments	**4,145**	2,570	1,662	**20,017**	16,810	5,687
Total operating revenue	**149,817**	143,979	119,059	**702,434**	570,301	433,160
Operating profit*	**$ 19,553**	$ 18,185	$ 21,747	**$ 28,508**	$ 32,113	$ 42,534
Corporate expenses						
Interest						
Income taxes						
Income from continuing operations						
Discontinued operations						
Net income						
Identifiable assets	**$ 43,860**	$ 62,801	$ 53,254	**$ 442,402**	$ 465,649	$ 252,435
Corporate assets						
Total assets						

Transfers between geographic segments are accounted for at prices comparable to open market prices for similar products.

Canadian operations include export sales of $114,188 (2000 - $113,902, 1999 - $102,779) primarily to customers in the United States.

* Included in operating profit of the United States for 2001 are product liability charges of $20,000. For the year 2000, Canada includes restructuring costs of $362 and the United States includes restructuring costs of $9,375 and product liability of $2,300.

	Home Furnishings			Eliminations			Consolidated		
	2001	2000	1999	2001	2000	1999	2001	2000	1999
	$ 168,705	$ 142,213	$ 126,064	$ –	$ –	$ –	$ 916,769	$ 757,540	$ 596,702
	2,663	–	–	(5,818)	(965)	(491)	–	–	–
	171,368	142,213	126,064	(5,818)	(965)	(491)	916,769	757,540	596,702
	$ 3,410	$ 1,708	$ 7,603				58,230	58,824	70,661
							8,475	7,876	7,710
							18,462	15,542	5,219
							4,731	5,432	17,756
							26,562	29,974	39,976
							(1,058)	(12,668)	(1,401)
							$ 25,504	$ 17,306	$ 38,575
	$ 80,835	$ 60,265	$ 55,976				$ 542,609	$ 564,642	$ 335,280
							25,965	11,402	8,257
							$ 568,574	$ 576,044	$ 343,537
	$ 1,427	$ 2,411	$ 2,104						
	$ 2,253	$ 2,874	$ 2,981						

	Foreign			Eliminations			Consolidated		
	2001	2000	1999	2001	2000	1999	2001	2000	1999
	$ 88,680	$ 62,640	$ 51,832	$ –	$ –	$ –	$ 916,769	$ 757,540	$ 596,702
	5,430	3,541	185	(29,592)	(22,921)	(7,534)	–	–	–
	94,110	66,181	52,017	(29,592)	(22,921)	(7,534)	916,769	757,540	596,702
	$ 10,169	$ 8,526	$ 6,380				58,230	58,824	70,661
							8,475	7,876	7,710
							18,462	15,542	5,219
							4,731	5,432	17,756
							26,562	29,974	39,976
							(1,058)	(12,668)	(1,401)
							$ 25,504	$ 17,306	$ 38,575
	$ 56,347	$ 36,192	$ 29,591				$ 542,609	$ 564,642	$ 335,280
							25,965	11,402	8,257
							$ 568,574	$ 576,044	$ 343,537

NOTE 27 United States Accounting Principles

The Company's consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada (Canadian GAAP) which, in the case of the Company, conform in all material respects with those in the United States (US GAAP) and with the requirements of the Securities and Exchange Commission (SEC), except as follows:

Deferred Charges

Canadian GAAP allows for the deferral and amortization of development costs if specific criteria are met. Under US GAAP all costs classified as development costs are expensed as incurred.

Deferred Income Taxes

In 2000, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants Section 3465, "Income Taxes" which were applied retroactively without restating prior years. These new standards substantially conform to those in the United States as contained in SFAS No. 109, "Accounting for Income Taxes". Prior to 2000, under Canadian GAAP, income taxes were recorded under the deferred method which provided for tax allocation on differences between accounting income and taxable income for the period using the tax rates and regulations existing for that year.

Pension Plans and Post-Retirement Benefits Other than Pensions

In 2000, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants Section 3461, "Employee Future Benefits" which were applied retroactively without restating prior years. These standards substantially conform to those in the United States. Prior to 2000, Canadian GAAP did not require the recognition of an additional minimum pension liability for pension plans which were underfunded. In addition, post-retirement benefits other than pensions were generally charged to operations as incurred.

Foreign Currency Translation

Under Canadian GAAP, unrealized and realized gains and losses on foreign currency transactions identified as hedges may be deferred as long as there is reasonable assurance that the hedge will be effective. Under US GAAP, deferral is allowed only on foreign currency transactions intended to hedge firm foreign currency commitments.

Income Before Amortization of Goodwill

Under Canadian GAAP, recently issued Section 1581 "Business Combinations" permits amortization of goodwill to be presented net-of-tax on a separate line in the Consolidated Statement of Income. This presentation is not currently permitted under US GAAP.

Stock Options

The United States Financial Accounting Standards Board has issued standard SFAS No. 123 for accounting for stock-based compensation. The Company has elected to continue to account for its stock-based compensation plan under the guidelines of Accounting Principles Board Opinion No. 25 for purposes of reconciliation to US GAAP; however, additional disclosure as required by the guidelines of SFAS No. 123 is included below.

In accordance with Company policy, the exercise price of the Company's employee stock option equals the market price of the underlying stock on the date of grant. Accordingly, under the rules of APB 25, no related compensation expense was recorded in the Company's results of operations for US GAAP purposes.

If the Company had elected to recognize compensation costs based on the fair value at the date of grant, consistent with the provisions of SFAS No. 123, the Company's net income and earnings per share would have been reduced to the following pro-forma amounts:

		2001		2000		1999
Pro-forma income from continuing operations for US GAAP	$	**20,165**	$	25,696	$	38,705
Loss from discontinued operations		**(1,058)**		(12,668)		(1,401)
Pro-forma net income for US GAAP	$	**19,107**	$	13,028	$	37,304
Pro-forma earnings per share:						
Basic						
Pro-forma income from continuing operations	$	**0.72**	$	0.91	$	1.38
Pro-forma net income	$	**0.68**	$	0.46	$	1.33
Fully Diluted						
Pro-forma income from continuing operations	$	**0.71**	$	0.90	$	1.36
Pro-forma net income	$	**0.67**	$	0.46	$	1.31

NOTE 27 United States Accounting Principles (cont'd)

The above pro-forma net income and earnings per share were computed using the fair value of granted options as at the date of grant as calculated by the Black-Scholes option method. In order to perform the calculation the following weighted average assumptions were made for fiscal years 2001, 2000 and 1999:

	2001	2000	1999
Risk-free interest rate	5.81%	7.27%	6.44%
Dividend yield	–	–	–
Volatility factor of the expected market price of the Company's share capital	0.354	0.348	0.303
Term to maturity	1.67	2.80	3.74

Retained Earnings

Under Canadian GAAP, stock issue costs are shown as an adjustment to retained earnings. Under US GAAP, the carrying amount of capital stock is shown net of issue costs.

The following table reconciles the net income as reported on the consolidated statement of income to the net income that would have been reported had the financial statements been prepared in accordance with the United States Accounting Principles and the requirements of the SEC:

	2001	2000	1999
Income from continuing operations in accordance with Canadian GAAP	$ 26,562	$ 29,974	$ 39,976
Adjustments to reconcile financial statements to US GAAP:			
Deferred product development costs	(3,964)	(2,275)	(557)
Accounting for derivatives	(2,264)	(366)	342
Goodwill amortization	(402)	(123)	(208)
Interest expense	(675)	–	–
Accounting for pensions	–	–	118
Post-retirement benefits	–	–	(692)
Income taxes	2,583	(420)	549
	(4,722)	(3,184)	(448)
Cumulative effect of change in adopting SFAS No. 133. "Accounting for Derivative Instruments and Hedging Activities", net of income taxes	(665)	–	–
	(5,387)	(3,184)	(448)
Income from continuing operations in accordance with US GAAP	21,175	26,790	39,528
Loss from discontinued operations	(1,058)	(12,668)	(1,401)
Net income in accordance with US GAAP	$ 20,117	$ 14,122	$ 38,127
Earnings per share:			
Basic			
Income from continuing operations	$ 0.75	$ 0.95	$ 1.41
Net income	$ 0.71	$ 0.50	$ 1.36
Fully Diluted			
Income from continuing operations	$ 0.74	$ 0.94	$ 1.39
Net income	$ 0.70	$ 0.50	$ 1.34

NOTE 27 United States Accounting Principles (cont'd)

New Accounting Pronouncements

Accounting for Derivative Instruments and Hedging Activities

The United States Financial Accounting Standards Board has issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", which is effective for the Company's December 30, 2001 year end. The standard requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in fair value of derivatives are recorded each period in income from operations or other comprehensive income depending on the intended use of the derivative, its resulting designation and its effectiveness.

Accounting for Certain Transactions Involving Stock Compensation

The United States Financial Accounting Standards Board (FASB) has issued Interpretation No. 44 of APB Opinion No. 25, "Accounting for Certain Transactions Involving Stock Compensation". This interpretation will not have any material impact on its consolidated financial statements for US GAAP purposes.

The following summarizes the balance sheet amounts in accordance with US GAAP where different from the amounts reported under Canadian GAAP:

	2001	2000
Deferred charges	$ 187	$ 4,385
Intangible assets	157,318	154,243
Deferred income tax asset - net	1,632	347
Accounts payable and accrued liabilities	104,907	101,151
Capital stock	61,234	60,706
Retained earnings	147,682	128,158
Cumulative translation adjustment	(4,279)	(319)
The components of deferred taxes are as follows:		
Current deferred income tax assets:		
Reserves and allowances	$ 10,877	$ 15,555
Other	318	335
Net current deferred income tax assets	$ 11,195	$ 15,890

	2001	2000
Long-term deferred income tax assets:		
Employee pension benefits	$ 2,232	$ 2,842
Share issue costs	74	250
Development costs	2,027	590
Operating loss carry forwards	8,385	7,720
Derivatives	1,501	–
Other	151	82
Total long-term deferred income tax assets	14,370	11,484
Long-term deferred income tax liabilities:		
Employee pension benefits	131	162
Derivatives	–	19
Capital assets	11,363	10,555
Intangible assets	1,244	401
Total long-term deferred income tax liabilities	12,738	11,137
Net long-term deferred income tax assets	$ 1,632	$ 347

NOTE 27 United States Accounting Principles (cont'd)

The Company's Statement of Cash Flows determined in accordance with US GAAP would be as follows:

	2001	2000	1999
Operating activities	$ 40,451	$ 45,287	$ 30,344
Financing activities	(36,534)	(15,169)	(10,550)
Investing activities	10,778	(18,600)	(18,317)
Net cash used in discontinued operations	(3,675)	(10,557)	(2,565)
Effect of exchange rates on cash	950	(374)	346
Increase (decrease) in cash and cash equivalents	$ 11,970	$ 587	$ (742)

Comprehensive Income

The United States Financial Accounting Standards Board has issued SFAS No. 130, "Reporting Comprehensive Income". For the Company, the principal difference between net income, as historically reported in the consolidated statement of income and comprehensive income, is foreign currency translation recorded in shareholders' equity and minimum pension liability not yet recognized as a net periodic pension cost. Comprehensive income is as follows:

	2001	2000	1999
Net income in accordance with US GAAP	$ 20,117	$ 14,122	$ 38,127
Foreign currency translation adjustments	(2,623)	(1,893)	(7,074)
Cumulative effect of change in adopting SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities", net of income taxes	(413)	–	–
Realization of deferred amounts net of income taxes	413	–	–
Minimum pension liability adjustments	–	–	1,667
Comprehensive income	$ 17,494	$ 12,229	$ 32,720

corporate information

DIRECTORS

Martin Schwartz
President and Chief Executive Officer, Dorel Industries Inc.

Jeff Segel
Vice-President, Sales and Marketing, Dorel Industries Inc.

Alan Schwartz
Vice-President, Operations, Dorel Industries Inc.

Jeffrey Schwartz
Vice-President, Finance and Secretary, Dorel Industries Inc.

Dr. Laurent Picard, D.B.A. Harvard, & C.C. *
Past Dean of Faculty of Management of McGill University

Bruce Kaufman *
Chairman, Trans Island Airways Limited

Maurice Tousson *
President and CEO of Groupe CDREM Inc.

* Members of the Audit Committee

OFFICERS

Martin Schwartz
President and Chief Executive Officer

Pierre Dupuis
Chief Operating Officer

Jeffrey Schwartz
Vice-President, Finance and Secretary

Jeff Segel
Vice-President, Sales and Marketing

Alan Schwartz
Vice-President, Operations

Frank Rana
Treasurer

Forty years...

1962



Leo Schwartz
(Founder)

1987

IPO
Montreal Exchange
Listing

1988


COSCO
COSCO

Cosco
Acquisition

1990

Toronto Stock
Exchange Listing

1990


CHARLESWOOD

Charleswood
Acquisition

1994



Maxi
Acquisition

MAJOR OPERATIONS

Dorel Juvenile Group

North America
Bruce Cazenave, President & CEO
2525 State Street
Columbus, Indiana, USA 47201

Canton Commerce Center
45 Dan Road
Canton, Massachusetts, USA 02021

220 River Drive
Cartersville, Georgia, USA 30210

804 Deslauriers
St. Laurent, Quebec, Canada H4N 1X1

Europe
Kees Spreeuwenberg, President & CEO
Grasbeemd 28
5705 DG Helmond, Holland

Isopad House, Shenley Road
Borehamwood, Hertfordshire
United Kingdom WD6 1TE

Home Furnishings Group

Cosco Home & Office
Tom Szczurek, President
2525 State Street
Columbus, Indiana, USA 47201

Dorel Home Products
12345 Albert-Hudon Blvd., Suite 100
Montreal, Quebec, Canada H1G 3L1

Dorel Asia Ltd.
16/F, Tal Building
49 Austin Road
Kowloon, Hong Kong

Ready-to-Assemble Group

Robert Klassen, President & CEO
Ameriwood Industries
305 East South First Street
Wright City, Missouri, USA 63390

202 Spaulding Street
Dowagiac, Michigan, USA 49047

458 Second Avenue
Tiffin, Ohio, USA 44883

Ridgewood Industries
3305 Loyalist Street
Cornwall, Ontario, Canada K6H 6W6

Showrooms
1365 Midway Blvd., Unit 27, Suite 100
Mississauga, Ontario, Canada L5T 2J5

Commerce and Design Building
201 West Commerce Street, 9th Floor
Highpoint, North Carolina
USA 27261

HEAD OFFICE

Dorel Industries Inc.
1255 Greene Avenue, Suite 300
Westmount, Quebec, Canada H3Z 2A4

LAWYERS

Heenan Blaikie LLP
1250 René-Lévesque Blvd. West
Suite 2500
Montreal, Quebec, Canada H3B 4Y1

AUDITORS

Canada:
Goldsmith Miller Hersh
1411 Fort Street, Suite 200
Montreal, Quebec, Canada H3H 2N6

USA:
Deloitte & Touche LLP
111 Monument Circle
Bank One Tower, Suite 2000
Indianapolis, Indiana
USA 46204-5120

Netherlands:
Moret Ernst & Young
Prof. Dr. Dorgelolaan 12
5613 AM Eindhoven, P.O. Box 455
The Netherlands

TRANSFER AGENT & REGISTRAR

Computershare
Investor Services

INVESTOR RELATIONS

Maison Brison
Rick Leckner
3201 Graham Blvd.
T.M.R., Quebec, Canada H3R 1K1
Tel.: (514) 731-0000
Fax: (514) 731-4525
email: brison1@maisonbrison.com

STOCK EXCHANGE LISTING

Share Symbols:
TSE - DII.A; DII.B
NASDAQ - DIIBF

ANNUAL MEETING OF SHAREHOLDERS

Thursday, May 30, 2002 at 11:00 A.M.
Omni Hotel, Salon Pierre de Coubertin, 1050 Sherbrooke Street West, Montreal, Quebec, Canada


998
2000
2001
998
BABY ON BOARD!
Quinny
Ameriwood Acquisition
Safety 1st Acquisition
Quinny Acquisition
and still
Nasdaq Listing

1255 GREENE AVENUE, SUITE 300, WESTMOUNT, QUEBEC, CANADA H3Z 2A4
WWW.DORELCOM

40 ans déjà et toujours en croissance



RAPPORT ANNUEL **2001**

DOREL
LES INDUSTRIES DOREL INDUSTRIES INC.

est un fabricant international de biens de consommation qui sont de plus en plus en demande. L'entreprise se spécialise dans trois catégories de produits : articles pour enfants, meubles prêts-à-assembler (PAA) et autre mobilier de maison. Les gammes de produits Dorel comprennent un vaste assortiment de PAA pour la maison et le bureau, auquel s'ajoute du mobilier de maison tel que chaises et tables pliantes en métal, futons et tabourets-escabeaux, ainsi qu'une série d'articles pour bébé tels que sièges d'auto, poussettes, chaises hautes, tables à langer et berceaux, parcs, et autres accessoires pour le bien-être et la sécurité de l'enfant.

Présente dans neuf pays, Dorel emploie plus de 3 600 personnes. Ses principales installations en Amérique du Nord sont situées à Montréal (Québec), Cornwall (Ontario), Columbus (Indiana), Cartersville (Georgie) Wright City (Missouri), Tiffin (Ohio), Dowagiac (Michigan) et Canton (Massachusetts). Ameriwood et Le Groupe Juvénile Dorel (DJG USA) – qui comprend les marques Cosco et Safety 1st – sont les deux plus importantes filiales américaines de la Société. Au Canada, Dorel exploite Ridgewood et Dorel Mobilier de Maison. En Europe, la Société est connue sous le nom de Le Groupe Juvénile Dorel (Europe) – qui comprend les marques Maxi-Cosi, Quinny et Safety 1st. L'approvisionnement des filiales internationales se fait par l'entremise de Dorel Asia, basée à Hong Kong.


Usine
Vente
Distribution
Siège social

faits saillants

Résultats d'exploitation
(en milliers de dollars US, sauf pour les actions)

	2000	1999	1998	1997
Chiffres d'affaires	757 540	596 702	492 554	351 989
Coûts des ventes	582 741	452 974	381 826	264 789
Bénéfice brut	174 799	143 728	110 729	87 200
en pourcentage des ventes	23,1 %	24,1 %	22,5 %	24,8 %
Frais généraux et d'administration	127 356	85 996	74 635	61 024
Frais de restructuration et autres charges non récurrentes	12 037	–	10 067	–
Bénéfice avant impôts	35 406	57 732	26 027	26 176
en pourcentage des ventes	4,7 %	9,7 %	5,3 %	7,4 %
Impôts	5 432	17 756	8 330	8 862
Bénéfice net tiré des activités poursuivies	29 974	39 976	17 697	17 314
en pourcentage des ventes	4,0 %	6,7 %	3,6 %	4,9 %
Bénéfice (perte) provenant des activités abandonnées	(12 668)	(1 401)	1 000	225
Bénéfice net	17 306	38 575	18 697	17 539
en pourcentage des ventes	2,3 %	6,5 %	3,8 %	5,0 %
BPA afférent aux activités poursuivies				
En circulation *	1,07	1,43	0,65	0,69
Dilué *	1,05	1,41	0,65	0,69
Bénéfice par action				
En circulation *	0,62	1,38	0,69	0,71
Dilué *	0,61	1,36	0,69	0,70
Valeur comptable de l'action à la fin de l'exercice **	6,75	6,55	5,63	4,26

* Ajusté pour tenir compte du nombre moyen pondéré quotidien d'actions en circulation.

** Basée sur le nombre d'actions en circulation à la fin de l'exercice.

Tous les montants par action ont été ajustés rétroactivement pour tenir compte de tout fractionnement d'actions.



Martin Schwartz et sa petite-fille Avery

message aux actionnaires

Nous estimons, à juste titre, notre situation excellente. Sans compter que de vastes opportunités de croissance s'offrent encore à nous.

Personne n'aurait pu prévoir les événements tragiques de 2001, ni les difficultés qui en résulteraient pour tant de gens. Nous ne pouvons que nous sentir soulagés que tout cela soit maintenant chose du passé et que la nouvelle année soit bien amorcée. Si les événements du 11 septembre ont eu beaucoup de retombées et ont miné la confiance des consommateurs, Dorel a tout de même réussi à surpasser ses concurrents. En effet, malgré ces perturbations, tant notre chiffre d'affaires que notre bénéfice net ont augmenté. Nos actionnaires ont été récompensés avec une considérable plus-value. Nous sommes confiants qu'en cette année qui marque les 40 ans de Dorel, nous pourrons aller encore plus loin, et nous anticipons la poursuite de notre croissance.

REVUE DE L'ANNÉE

Le bénéfice tiré des activités poursuivies, avant les charges non récurrentes, a progressé de 4 % en glissement annuel. Nous avons également réussi à accroître nos parts de marché dans chacune de nos trois unités d'exploitation. Je considère qu'il s'agit d'un résultat acceptable dans une conjoncture où les détaillants ont adopté une attitude prudente et où les consommateurs ont fait montre de beaucoup de réserve. Les événements tragiques du 11 septembre, sans compter les difficultés qui ont finalement amené Kmart à déposer une demande de protection en vertu du chapitre 11 de la loi sur les faillites, ont perturbé l'économie, et Dorel n'a pu échapper à de tels remous.

Dans l'ensemble, le Groupe Juvénile nous a déçu en 2001. Bien que cette unité d'exploitation ait réussi à maintenir son chiffre d'affaires au même niveau que l'année précédente, les ventes du quatrième trimestre ont stagné en Amérique du Nord ; la croissance provenant essentiellement de l'Europe, principalement à la faveur de l'acquisition de Quint, survenue au deuxième trimestre. Nous avons vigoureusement réagi pour que le Groupe Juvénile recouvre ses niveaux traditionnels de rentabilité. Et nous croyons que nous pouvons faire encore plus. En effet, nous estimons que le potentiel non exploité reste considérable. Si le Groupe Juvénile a effectivement connu une croissance rapide de son chiffre d'affaires, nous sommes toujours insatisfaits des bénéfices enregistrés.

Au cours du premier semestre du présent exercice, nous accueillerons le nouveau président du Groupe Juvénile Dorel USA. Il aura comme mandat de tirer le maximum des nombreux points forts du Groupe. Les marques bien établies et les produits dérivés, ajoutés au développement de nouveaux produits, permettront au Groupe de consolider sa position de chef de file mondial. Nous prévoyons commencer à récolter dès cette année les fruits de ces redoublements d'efforts.

Du côté des meubles prêts-à-assembler, nos résultats favorables contrastent avec ceux de nos concurrents, pour qui l'année 2001 s'est avérée particulièrement difficile. Nous croyons être le seul fabricant de PAA ayant enregistré une aussi forte croissance bénéficiaire en glissement annuel. L'unité d'exploitation du PAA de Dorel a toujours bien tiré son épingle du jeu en période de ralentissement économique, du fait que nos produits sont de type grand public et peu coûteux. À n'en pas douter, les gains réalisés pendant cette période de difficultés économiques l'ont été aux dépens de nos concurrents.

Du côté du mobilier de maison, Dorel a réussi le redressement projeté, et cette unité est définitivement sur la voie du progrès. La forte demande de futons et un dynamique programme de réduction des coûts à nos installations montréalaises laissent entrevoir une progression continue et une rentabilité sans faille tout au long de 2002.

Reportez-vous à la rubrique Analyse par la direction de la situation financière et des résultats d'exploitation, qui débute à la page 18, pour plus de renseignements concernant la charge non récurrente et nette d'impôt de 12,4 M$ — découlant de la décision de la Société d'accroître la portion auto-assurée de son programme d'assurance responsabilité civile pour ses produits — et concernant la charge de 0,05 $ par action, résultant de la radiation du compte débiteur de Kmart.

LES POINTS FORTS DE DOREL

Les investisseurs se demandent souvent, particulièrement en période de fléchissement de l'économie, comment Dorel en arrive ainsi à si bien se démarquer de ses concurrents. En tant que fabricant international de biens de consommation, nous nous assurons que les consommateurs achètent nos produits, même lorsqu'ils resserrent les cordons de leur bourse. C'est pourquoi Dorel, qui est l'un des plus importants producteurs d'accessoires pour enfants et de PAA au monde, s'est positionnée dans le créneau des articles d'usage quotidien, tant à la maison qu'au bureau. Les produits Dorel se situent généralement quelque part depuis la gamme la moins chère jusqu'à celle à prix moyen, ce qui nous permet de résister aux fluctuations économiques et aux tensions inflationnistes.

L'INNOVATION ET LE DÉVELOPPEMENT DE PRODUITS

Dorel accorde une grande importance à l'innovation et au développement constant de nouveaux produits, à la faveur de sa structure manufacturière à faible coût et intégrée verticalement. C'est l'une des clés de notre succès et un facteur important qui nous permet de distancer nos concurrents. Dorel commercialise, chaque année, une centaine de nouveaux produits de qualité. De plus, nous avons fait montre d'un grand dynamisme en matière de délocalisation de nos activités manufacturières. En effet, nous avons développé, au fil des ans, des capacités exceptionnelles d'impartition pour une vaste gamme de produits, conçus par Dorel, mais fabriqués en Asie — ce qui nous aide à maintenir une excellente compétitivité. Nous ne ménageons aucun effort — et nous continuerons de le faire — pour être le producteur dont les coûts sont les plus faibles dans tous les secteurs où nous sommes engagés.

En dépit de sa taille, Dorel peut réagir rapidement. Ainsi, nous avons lancé sur le marché des nouveaux produits en un temps record, par exemple nos lignes de tricycles et d'échelles. Nous avons conçu — et nous continuerons de développer — une nouvelle ligne de sièges d'auto et de poussettes à prix abordable, destinés aux détaillants européens à grande surface, aux hypermarchés, de même qu'aux mégacentres commerciaux nouvellement implantés comme Wal*Mart. La croissance de notre clientèle s'en trouvera encore augmentée, et ces nouveaux produits viendront compléter nos excellentes lignes européennes. Leur déploiement se poursuivra tout au cours de l'année 2002.

PRODUITS DE QUALITÉ

Dorel accroît régulièrement son éventail de produits de marque, offrant ainsi aux détaillants un flux constant d'articles extrêmement attrayants et fiables. Très conscients de l'importance de la marque, nous avons créé avec application des marques que les consommateurs connaissent et qu'ils recherchent, comme Cosco, Maxi-Cosi, Safety 1st et Quinny dans les articles pour enfants ; et Ridgewood, Charleswood, et Ameriwood dans le PAA.

Nous avons aussi adopté une approche dynamique dans les octrois de licence, et nous avons conclu des contrats de licence avec des grands noms comme Disney, Eddie Bauer et Playskool.

INITIATIVES STRATÉGIQUES

Si la création de nouveaux produits fait partie de nos succès, il en va de même de nos acquisitions. Depuis notre première acquisition, celle de Cosco en 1988, jusqu'à celle de Quint B.V. en Europe l'an dernier, toutes reposent sur une stratégie gagnante rigoureusement planifiée. Dorel n'a jamais perdu de vue la nécessité de conserver une excellente assise financière. D'autre part, la robustesse de notre bilan nous a permis de saisir les occasions d'affaires chaque fois qu'elles se sont présentées.

UNE CLIENTÈLE FIDÈLE

Notre capacité de développer et de conserver d'excellentes relations avec nos clients constitue un autre de nos points forts. Les gros détaillants d'envergure nationale exigent que nous leur fournissions les meilleurs produits aux plus bas prix, en plus de garantir un service hors pair. Nous estimons que les succès que nous avons obtenus avec ces importants détaillants font de nous l'acteur le plus aguerri en la matière. Et nous continuons à élargir notre part de marché — un facteur clé — lorsque nous approfondissons nos relations d'affaires et que nous attirons la clientèle. Le succès de nos produits auprès des consommateurs pousse les détaillants à privilégier davantage Dorel. En fin de compte, les consommateurs peuvent choisir parmi un large éventail de produits Dorel chez tous les grands détaillants.

PERSPECTIVES

Nous estimons, à juste titre, notre situation excellente. Sans compter que de vastes opportunités de croissance s'offrent encore à nous. Nous allons récolter tous les fruits de nos récentes acquisitions, au fur et à mesure que l'intégration de ces entreprises se fera. La poussée des bénéfices se maintiendra, sous l'impulsion de nos dynamiques politiques d'achat et des réductions de coûts. Nos activités européennes se renforceront, grâce à des initiatives récentes. De plus, il existe encore beaucoup de potentiel inexploité, du côté des détaillants avec qui nous ne faisons pas encore affaire.

Il ne fait aucun doute pour nous que, grâce à nos antécédents de croissance, notre esprit entrepreneurial, l'importance que nous accordons au service à la clientèle, nos excellentes relations avec nos clients et nos marques réputées, nous pouvons entrevoir avec assurance un avenir d'expansion continue et de bénéfices à la hausse. La croissance de Dorel continuera, mais nous devons le faire d'une façon intelligente, de telle sorte que nos actionnaires continuent d'en tirer avantage.

Je peux vous donner l'assurance que chacune de nos équipes cherche à améliorer la conduite de nos affaires. Le défi consiste à ne jamais rien tenir pour acquis, même au vu de nos succès antérieurs. Si nous avons effectivement augmenté notre rentabilité, nous sommes conscients que d'autres progrès restent encore possibles. Cela peut se réaliser en augmentant notre efficacité et nos marges, en réduisant nos charges d'exploitation et nos coûts d'approvisionnement et, d'une façon générale, en nous surpassant nous-mêmes constamment. Nos employés et nos fournisseurs ont prouvé qu'ils sont à la hauteur du défi. Je les remercie profondément pour leur professionnalisme.

À l'aube de notre quarantième année, ensemble, continuons sur les chemins de la croissance.



MARTIN SCHWARTZ
Président et chef de la direction



« Merci de fabriquer des sièges d'auto pour enfant qui soutiennent leur réputation. Ma famille et moi avons eu un accident de voiture et, sans vos sièges, je crains que nous ayons perdu nos deux enfants... Je tiens à vous remercier ainsi que votre compagnie pour fabriquer un produit fiable et sécuritaire. »

Madame Simpson, Pensacola, Floride (É.-U.)



la croissance, fruit de l'innovation et du dynamisme dans le développement des produits



40 ANS DÉJÀ ET TOUJOURS EN CROISSANCE

Le soin constant qu'apporte Dorel à l'innovation et à la conception de ses produits lui confère un net avantage concurrentiel. Grâce à la centaine de nouveaux produits de qualité qu'elles commercialisent chaque année, les trois unités d'exploitation de la Société offrent aux consommateurs un flot continu de meubles et d'articles extrêmement attrayants. Dans chacune de nos trois unités, des spécialistes ont à leur disposition des installations ultramodernes de conception et de recherche-développement, et leur seule mission consiste à lancer de nouvelles idées, qui sont par la suite éprouvées, puis bonifiées. Finalement, une fois atteintes des normes de qualité rigoureuses, la production en série peut commencer.

La rapidité dans le développement des produits est sans contredit une autre caractéristique de Dorel, comme l'illustrent bien nos tricycles commercialisés au premier trimestre 2001 et le nouvel assortiment d'échelles. Une équipe expérimentée, très au fait des tendances, avait reçu pour mission de concevoir une toute nouvelle gamme de bicyclette. Mission accomplie – en un temps record ! La production a ensuite été externalisée chez un fabricant asiatique, fiable et sérieux. Notons en passant un aspect de la stratégie concurrentielle de Dorel, qui consiste à confier la production de ses bicyclettes à la même entreprise qui a fabriqué avec tellement de bonheur ses fameuses poussettes. Dorel recherche toujours avec détermination les producteurs à faibles coûts pour tous ses produits.

la croissance, fruit de la qualité des produits et du service après-vente



40 ANS DÉJÀ ET TOUJOURS EN CROISSANCE

Aucun compromis n'est acceptable en matière de qualité et de service après-vente. D'ailleurs, Dorel y investit chaque année des millions de dollars, notamment pour soumettre ses produits à des essais rigoureux. C'est le seul fabricant de sièges d'auto qui possède son propre banc d'essai à traîneau en Amérique du Nord. Et Dorel y affecte d'importantes ressources humaines. Le vice-président; qualité et sécurité, du Groupe Juvénile Dorel veille de près à l'amélioration continuelle de tous les produits pour enfants. De plus, il collabore étroitement avec les organismes de réglementation de façon à maintenir avec eux des relations harmonieuses et productives.

Au cours du dernier exercice, nous avons complètement réorganisé la logistique industrielle de la division Articles pour enfants, en autres pour intégrer les dispositifs d'expédition de Cosco et de Safety 1st. Dix emplacements d'affaires ont été regroupés pour n'en former que cinq — dont deux nouveaux centres de distribution ultramodernes de plus de 55 000 m², à Greenwood (Indiana) et à Ontario (Californie). Les trois autres centres, stratégiquement situés, ont été améliorés. La rapidité de réaction s'en est trouvée accrue et la qualité du service s'est hissée à un calibre international. Avec une capacité de 200 chargements par jour, nous sommes à même de garantir à notre clientèle une plus grande disponibilité de nos produits et une exécution accélérée des commandes. Dorel se retrouve donc véritablement à l'avant-garde de la livraison juste-à-temps.


« J'étais si enthousiasmée à propos de votre tabouret-escabeau. J'ai 84 ans. Les marches larges, le verrou de sécurité sur le côté, la poignée, le large plateau, le caoutchouc sur chaque marche, tout cela fait que c'est tellement plus sécuritaire pour une personne de mon âge. »
Madame Virginia Montana (E.-U.)



« Nous avons fait beaucoup de millage ensemble ! Rien n'est trop beau pour la voiture Quinny 2000 : facile d'utilisation et rapide, puis confortable pour mon enfant. »

Irene Oostdam, Eindhoven (Pays-Bas)

la croissance, fruit des initiatives stratégiques



40 ANS DÉJÀ ET TOUJOURS EN CROISSANCE

En matière d'acquisition, Dorel s'en est toujours tenue à une stratégie bien précise. La Société est devenue une grande entreprise internationale de biens de consommation, sûrement sous l'impulsion de sa propre croissance, mais aussi à la faveur d'acquisitions stratégiques bien ciblées. Depuis notre toute première acquisition (Cosco en 1988) jusqu'à celle de Quint B.V. (Hollande), cette année, Dorel n'a jamais dévié de sa stratégie consistant à se concentrer sur ses activités essentielles pour les renforcer toujours plus. Cette approche a bien servi la Société jusqu'à maintenant. Avec sa plus importante initiative, l'acquisition de Safety 1st en juin 2000, Dorel a démontré sa capacité à amalgamer deux exploitations et à tirer le meilleur parti des synergies, depuis la phase de développement des produits jusqu'à la vente, en passant par l'approvisionnement et la logistique industrielle. Le Groupe Juvénile Dorel a donc pris de l'expansion et est devenu un chef de file mondial dans son domaine. L'acquisition de la prestigieuse marque Quinny a permis de devancer de deux ans l'entrée sur le marché européen des poussettes de milieu et haut de gamme. La valorisation des marques constitue aussi un aspect important de notre stratégie. À la faveur d'ententes avec des entreprises du genre Disney, Playskool et Eddie Bauer, les produits dérivés ont aussi beaucoup contribué à la croissance du Groupe Juvénile.

Lorsque d'importants programmes de redressement se sont avérés nécessaires, la Société n'a jamais hésité à y recourir avec détermination. Ainsi, face aux pertes enregistrées par les installations montréalaises de la division Mobilier de maison, Dorel a appliqué des mesures qui ont passablement diminué la structure des coûts. Il semble bien que le retour à la rentabilité se produira cette année. Par contre, l'usine de berceaux en bois de Fort Smith (Arkansas) a fermé ses portes, pour non-rentabilité.

La stratégie d'achat constitue un autre facteur critique. Nous pouvons grandement profiter du levier de notre pouvoir d'achat. Notre connaissance approfondie des marchés nous permet de faire des économies substantielles à l'achat des matières premières et des composants, sans compter l'effet positif de l'approvisionnement groupé.

la croissance, fruit des relations avec la clientèle


Safety 1st
Safety 1st

40 ANS DÉJÀ ET TOUJOURS EN CROISSANCE

La croissance constante de Dorel est en grande partie attribuable aux relations mutuellement bénéfiques que la Société entretient avec sa clientèle. Les détaillants peuvent toujours compter sur Dorel pour leur fournir des nouveaux produits de qualité et à prix compétitif, lesquels ramèneront constamment les consommateurs dans leurs magasins. La plupart de nos articles se situant dans la gamme promotionnelle ou à prix moyen, leur écoulement reste aisé, même en période de conjoncture économique difficile. L'importance que nous accordons au service à la clientèle n'a pas seulement accru nos ventes, mais nous a valu un nombre record de prix du meilleur fournisseur, décernés par les détaillants grand public de l'Amérique du Nord.

Dorel a comme stratégie de garder le contact avec la clientèle, tant en termes de relations que de localisation. Ainsi, la Société a ouvert des bureaux spécifiquement pour ses comptes clés. Chacun de ces bureaux s'occupe de clients précis et est situé dans leur voisinage. De plus, certains membres du personnel ont pour mission de surveiller la production en usine afin de s'assurer que les exigences des principaux clients sont effectivement satisfaites.

Tout cela nous a permis d'établir des liens profonds et durables avec notre clientèle, offrant en outre les avantages d'un dialogue constant avec les acheteurs — notamment leurs réactions et opinions, qui valent leur pesant d'or pour l'approvisionnement et la conception de nouveaux produits.


Safety 1st
RIDGEWOOD
High Chair
Chaise Haute
Silla Elevada
Bouncenette
Berceau convertible
convenience stroller
EXPLORER
COSCO

« Il y a environ cinq ans, j'ai acheté une petite commode pour ma fille. Encore en parfait état, la commode fait partie intégrante de sa chambre ! »

Liz Rivera, Allentown, Pennsylvania (É.-U.)



Pierre Dupuis et sa petite-fille Ines

message
de notre chef de l'exploitation

Grâce aux initiatives que nous avons prises au cours des douze derniers mois, nous sommes maintenant dans une excellente position pour continuer sur la voie du développement.

Malgré une conjoncture difficile en 2001, Dorel a réalisé d'excellents progrès et a su renforcer ses perspectives de croissance à long terme. Certes riche en défis, l'année fut marquée par des réalisations de grande portée. L'équipe Dorel a démontré une incroyable capacité à assurer la croissance, même en période d'incertitude. Grâce aux initiatives que nous avons prises au cours des douze derniers mois, nous sommes dans une excellente position pour continuer sur la voie du développement.

Cette dernière année fut un temps de remise en question de nos activités et de nos façons de faire. Ce fut aussi une période d'amélioration continue. Somme toute, nous nous sommes attachés au renforcement de notre capacité de soutenir la concurrence à l'échelle internationale. Nous avons cherché sans relâche à produire de la façon la plus rentable possible et à livrer rapidement à nos clients des articles de haute qualité de la façon la plus économique qui soit. La clé de notre succès, c'est le travail d'équipe. Tout le personnel, depuis le bureau de direction jusqu'aux travailleurs d'usine, accepte les défis et fait le maximum pour les relever avec brio.

D'importants changements ont été décidés et réalisés, que ce soit dans l'organisation, le service à la clientèle, l'efficacité ou le marketing. Et nous n'avons pas relâché nos efforts du côté de l'innovation et du développement de produits à un coût raisonnable – cette particularité qui nous distingue de nos concurrents et qui constitue le véritable moteur de notre croissance. Dorel s'est édifiée avec cet esprit novateur et créatif, tout en tirant le maximum de ses installations intégrées verticalement et fonctionnant à faibles coûts. Pour un fabricant international de biens de consommation, le développement de produits est la clé du succès. En moyenne, Dorel commercialise annuellement une centaine de nouveaux articles. Voilà qui suffit à nous assurer une longueur d'avance par rapport à nos concurrents ! Notre récent programme de redressement porte déjà fruit. Le nombre de nos salariés et les frais généraux sont en baisse, particulièrement dans le secteur des articles pour enfants. D'autres économies ont été réalisées, notamment dans les systèmes d'information, la logistique industrielle et l'approvisionnement. Nous nous sommes montrés extrêmement dynamiques en fait de délocalisation : un large éventail d'articles, conçus par Dorel, sont maintenant fabriqués en Asie. Nous avons ainsi maintenu notre avantage concurrentiel au chapitre des coûts.

Mettant à profit la faiblesse de l'économie et le fléchissement des prix des marchandises, nous avons fait des choix qui réduiront encore plus nos coûts. L'approvisionnement a pris l'allure d'une véritable opportunité stratégique. Au moment même où nous cherchions activement à rehausser l'efficacité de toutes nos usines, nous avons examiné nos fonds de roulement. Nous avons déterminé des cibles précises pour les stocks, les comptes clients et fournisseurs, et nous recueillons déjà les bénéfices de nos efforts. Comme par le passé, nous mettrons tout en œuvre pour demeurer le producteur dont les coûts sont les plus faibles dans tous les secteurs d'activité.

J'entrevois déjà avec plaisir la prochaine période d'expansion et de croissance – expansion de nos parts de marché, renforcement de notre réputation, croissance enracinée dans notre solide assise mondiale, progression bénéficiaire. En quarante ans, la semence a pris solidement racine. Les clients et les actionnaires de Dorel récoltent les fruits de toutes ces années de service empressé et de liens étroits, tissés avec notre clientèle. Notre entreprise est solide et plus de 3 600 personnes travaillent ardemment à son succès.

Je suis particulièrement fier de participer à l'édification de ces lendemains radieux, dans une entreprise forte de quarante ans d'histoire.

PIERRE DUPUIS
Chef de l'exploitation

fruit de l'innovation et du dynamisme dans le développement des produits

fruit de la qualité des produits et du service après-vente

fruit des initiatives stratégiques

fruit des relations avec la clientèle



Ameriwood est l'un des principaux fabricants de PAA en Amérique du Nord

PRÊT-À-ASSEMBLER



VENTES
150 000
100 000
1998
1999
2000
2001

RIDGEWOOD
CHARLESWOOD







ARTICLES POUR ENFANTS





VENTES
600 000
500 000
400 000
300 000
200 000
100 000
503 892 $
1997
1998
1999
2000
2001

Cosco/Safety 1st/Maxi se classe parmi les trois principaux fabricants d'articles pour enfants aux États-Unis







VENTES
200 000
150 000
100 000
50 000
168 705 $
1997
1998
1999
2000
2001



MOBILIER DE MAISON

Cosco est la marque dominante dans le marché en expansion du mobilier pliant et du tabouret-escabeau

analyse par la direction de la situation financière et des résultats d'exploitation

OBJECTIFS DE LA SOCIÉTÉ, ACTIVITÉS PRINCIPALES ET STRATÉGIES

Vue d'ensemble

L'objectif des Industries Dorel est de se classer parmi les principaux fabricants de biens de consommation en Amérique du Nord et en Europe. La Société se spécialise dans trois catégories de produits : les articles pour enfants, les meubles prêts-à-assembler (PAA) et autre mobilier de maison. Chacun de ces secteurs comprend plusieurs unités d'exploitation ou filiales. Chaque unité ou filiale est gérée séparément par une équipe de cadres distincte. Le bureau de direction de la Société coordonne les activités de chaque secteur, maximise les ventes et le marketing croisés, veille à l'efficacité de l'approvisionnement et saisit des opportunités connexes.

Le secteur des Articles pour enfants, Groupe Juvénile Dorel (GJD), comprend GJD USA, GJD Canada et GJD Europe. Les principales marques distribuées par GJD sont Cosco et Safety 1st en Amérique du Nord, et Maxi-Cosi, Quinny et Safety 1st en Europe. De plus, la Société a conclu des ententes portant sur des produits dérivés avec des firmes prestigieuses, comme Eddie Bauer, Disney, Looney Tunes, Playskool et NASCAR. Le secteur du PAA comprend Ameriwood Industries et Ridgewood Industries, toutes deux en Amérique du Nord, et il distribue les marques Ameriwood, Ridgewood et Charleswood. Le secteur du Mobilier de maison, qui chapeaute Cosco Home & Office Products, Dorel Mobilier de Maison et Dorel Asie, a décroché un contrat de licence avec Sealy Mattress Company.

La Société a son siège social à Montréal (Québec) et ses principales installations sont situées à Montréal (Québec), Cornwall (Ontario), Columbus (Indiana), Cartersville (Georgie), Wright City (Missouri), Tiffin (Ohio), Dowagiac (Michigan) et Canton, (Massachusetts). En Europe, son quartier général se trouve à Helmond (Hollande), et elle dispose d'importantes succursales commerciales au Royaume-Uni, en Allemagne et en France. L'approvisionnement mondial de la Société se fait par l'intermédiaire de Dorel Asie, basée à Hong-Kong. Dorel compte actuellement environ 3 600 salariés, répartis dans neuf pays.

Dorel vise essentiellement à satisfaire sa clientèle et à obtenir les meilleurs résultats financiers possibles pour ses actionnaires. Elle le fait en privilégiant des produits de qualité et à la portée de toutes les bourses, et en investissant constamment dans le développement de nouveaux produits, La croissance de la Société provient à la fois de l'augmentation des ventes de ses produits courants et de l'acquisition d'entreprises qui, de l'avis de la direction, viennent accroître la valeur de Dorel. Parmi les plus récentes acquisitions stratégiques, citons Quint B.V. (basée en Europe) en 2001, Safety 1st en 2000 et Ameriwood Industries en 1998.

Politique de vente et canaux de distribution

Dorel a recours à diverses méthodes de vente et de distribution : salariés ; agents exclusifs ou non ; agents spécialisés, qui vendent divers produits, dont ceux de Dorel, à un client unique, par exemple à une grande chaîne de magasins de rabais ; agences commerciales ayant leur propre force de vente. Si les détaillants s'occupent de l'essentiel de la publicité pour les produits Dorel, le Groupe Juvénile Dorel fait elle-même la promotion de ses produits dans certains magazines et brochures multiproduits.

Dorel estime que sa détermination à offrir une qualité de service sans pareille lui a permis d'établir des relations d'affaires fructueuses et mutuellement avantageuses avec d'importants détaillants. On comprend l'importance que la Société accorde au service quand on sait qu'elle a remporté, depuis 1992, une quarantaine de prix d'excellence, décernés par ses principaux clients. Une telle satisfaction de la part de la clientèle découle des contacts étroits que les représentants de Dorel ont su établir. À cette fin, des agences à services complets ont été mises sur pied pour s'occuper spécifiquement de certains comptes importants. Les clients peuvent donc être certains que leurs exigences en matière de stocks et d'approvisionnement seront satisfaites, et que si des difficultés devaient se présenter, aucun effort ne serait ménagé pour les aplanir le plus rapidement possible.

Dorel estime que ses principaux clients, les commerçants grand public, continueront à privilégier de plus en plus les gros fournisseurs — moins nombreux, mais plus imposants — qui disposent d'un large éventail de produits et qui peuvent offrir une sécurité d'approvisionnement et un niveau de service accrus. Dans un tel contexte, l'éventail de produits livrables sur une base continue, allié à sa volonté manifeste d'offrir un service sans faille, constitue pour Dorel un avantage concurrentiel capital. De plus, le suivi attentif des principaux comptes permet de recueillir les opinions et réactions des clients, lesquelles valent leur pesant d'or pour améliorer les produits et pour réagir promptement aux tendances fluctuantes des marchés.


('000 $)
VENTES TOTALES
Taux de croissance annuel composé sur 5 ans : 26 %
1 000 000
800 000
600 000
400 000
351 989
492 554
596 702
757 540
916 769
1997
1998
1999
2000
2001

Secteurs

Articles pour enfants

Le secteur Articles pour enfants fabrique et importe entre autres des sièges d'auto, des poussettes, des chaises hautes, des tables à langer, des parcs, des balançoires et d'autres accessoires pour le bien-être et la sécurité de l'enfant. Dorel se classe parmi les trois plus importants distributeurs de produits pour enfants en Amérique du Nord, avec Graco (une filiale du groupe Newell) et Evenflo Company Inc.

Si Dorel fabrique et vend des articles dans toutes les échelles de prix, du bas de gamme au haut de gamme, la priorité est donnée aux consommateurs qui privilégient la sécurité et la qualité sans consentir aux prix forts. Ses produits sont offerts par l'entremise de commerçants grand public, tels que les magasins mini-marge, les grands magasins, les quincailleries et les maisonneries. Des contrats de licence, conclus au cours des dernières années avec des sociétés réputées, ont permis à Dorel d'accélérer son entrée sur le marché des articles pour enfants plus coûteux. En Europe, Dorel vend également des articles haut de gamme à des boutiques et à des magasins de petite envergure, en plus des grands magasins à succursales.

Meubles PAA

Les meubles PAA sont vendus en pièces détachées et doivent être assemblés par le consommateur. La division des PAA fabrique du mobilier de bureau tant pour la maison que pour le bureau, des postes de travail pour ordinateur, des supports pour four micro-ondes, des cabinets pour chaîne stéréo et télévision sur grand écran. Dorel est l'un des quatre principaux constructeurs de meubles PAA en Amérique du Nord, avec Bush Industries, O'Sullivan Industries et Sauder.

Solution de rechange à prix raisonnable aux meubles traditionnels faits en bois, les meubles PAA sont vendus par l'entremise de commerçants grand public, tels que les magasins mini-marge, les magasins à grande surface spécialisés dans le matériel de bureau, les quincailleries et les maisonneries.

Mobilier de maison

Le secteur Mobilier de maison comprend des meubles pliants en métal, des futons et des tabourets-escabeaux, des échelles, de l'ameublement de bureau personnel en bois et en métal ainsi que d'autres meubles importés. Ces produits sont écoulés par les mêmes canaux de distribution utilisés par les autres divisions de Dorel, et la clientèle est de type similaire.

Le marché du mobilier de maison se caractérise par une multitude de petits fournisseurs qui se concurrencent les uns les autres, pour la plupart plus petits que Dorel ; aussi, nous ne disposons guère de renseignements pouvant permettre de jauger la place qu'occupe la Société sur ce marché et de mettre en perspective ses résultats.

Divers

Dorel est l'unique propriétaire de tous ses brevets et licences de fabrication. La péremption de l'un ou l'autre de ses brevets n'aurait pas de répercussions importantes sur les activités de Dorel. En 2001, 91 % du chiffre d'affaires de la Société provenait d'Amérique du Nord et le reste (9 %), d'Europe et d'ailleurs dans le monde. D'une façon générale, les ventes au détail de Dorel ne suivent pas les grandes tendances saisonnières habituelles. Toutefois, la vente des meubles PAA est souvent plus forte au second semestre. La position concurrentielle de Dorel est pour beaucoup tributaire du contrôle de la qualité. Les produits Dorel sont conçus en fonction de spécifications particulières et de normes de sécurité strictes, spécialement les produits pour enfants.

RÉSULTATS D'EXPLOITATION – 2001 EN REGARD DE 2000

Vue d'ensemble

Voici quelques faits saillants financiers qui donnent une image de l'évolution des activités de 2000 à 2001 :

(en milliers de dollars US, sauf les montants par action)	**2001**	% des ventes	**2000**	% des ventes	variation %
Ventes	**916 769 $**	**100,0**	757 540 $	100,0	21,0
Bénéfice d'exploitation avant les charges non récurrentes	**78 230 $**	**8,5**	70 861 $	9,4	10,4
Bénéfice tiré des activités poursuivies avant les charges non récurrentes (1)	**38 962 $**	**4,2**	37 466 $	4,9	4,0
Bénéfice net	**25 504 $**	**2,8**	17 306 $	2,3	47,4
BAIIDA (2)	**98 914 $**	**10,8**	88 733 $	11,7	11,5
BPA dilué, tiré des activités poursuivies avant les charges non récurrentes (3)	**1,36 $**		1,31 $		3,8

Notes

(1) correspond au bénéfice des activités poursuivies plus les charges non récurrentes après impôts

(2) correspond au bénéfice tiré des activités poursuivies avant les impôts et l'amortissement de l'achalandage, plus les intérêts, l'amortissement et les charges non récurrentes

(3) correspond au BPA dilué, plus les charges non récurrentes, aprés impôts, par action

Comme on peut le constater dans le tableau, la Société a vu croître son chiffre d'affaires et son bénéfice de 2000 à 2001, malgré la conjoncture très difficile de 2001 pour la vente au détail, particulièrement au cours du deuxième semestre. Même si les produits Dorel ont continué à bien se vendre en magasin, les détaillants ont diminué leurs achats pendant la seconde moitié de l'année. Ils ont ainsi laissé leurs stocks diminuer, s'attendant à un ralentissement plus marqué que celui qui s'est effectivement produit. Les ventes de Dorel en 2001 n'ont donc pas atteint les niveaux prévus. Des indices notés depuis le début de 2002 donnent à penser que les détaillants en sont actuellement à reconstituer leurs stocks, qui devraient revenir sous peu à des niveaux plus courants.

Comme nous l'expliquerons de façon plus détaillée, nous nous attendons à réaliser en 2002 un bénéfice dilué par action se situant entre 1,90 $ et 2,00 $. Cette prédiction prend en compte la nouvelle norme comptable empêchant, à compter du 1er janvier 2002, d'imputer aux produits d'exploitation l'amortissement des écarts d'acquisition et des autres actifs incorporels dont la durée de vie est indéfinie. La disparition de cet amortissement rehaussera le BPA de 0,28 $ en 2002.

Notez que conformément aux nouvelles normes, il faut faire un sondage de contrôle de la moins-value transitoire ; toute perte de valeur constatée serait alors imputée aux bénéfices non répartis en début d'exercice. La Société utilise les nouvelles normes depuis le 1er janvier 2002 et elle évalue actuellement leurs conséquences, entre autres par le sondage que nous avons mentionné. Les répercussions sur les bénéfices nets consolidés et sur la situation financière ultérieure ne sont pas encore connues.

Veuillez vous reporter à la rubrique Risques et incertitudes pour des explications concernant des facteurs qui pourraient empêcher les prévisions de se réaliser. Notez aussi que, sauf pour les données rétrospectives, les énoncés concernant les perspectives de la Société sont de nature prévisionnelle. Ces indications reposent sur des hypothèses entachées d'incertitudes, de même que sur la meilleure compréhension qu'a la direction concernant les perspectives de la Société. En conséquence, ne perdez pas de vue que les résultats qui seront effectivement enregistrés peuvent diverger des prévisions.

Charges non récurrentes

Voici un résumé des charges non récurrentes encourues en 2000 et 2001 :

Une charge non récurrente pour responsabilité civile de produits, d'un montant de 2,3 M$, a été imputée à l'exercice 2000, relativement au nouveau programme d'autoassurance remplaçant une partie des assurances auprès de tiers. Ce programme a pris de l'envergure en 2001, vu l'importante hausse des coûts d'assurance, liée à une série d'événements qui ont eu beaucoup de répercussions chez l'ensemble des assureurs. La charge non récurrente qui en a résulté a atteint 20 M$ en 2001. Cette question sera abordée plus en profondeur sous la rubrique consacrée aux articles pour enfants (v. plus loin).

En 2000, des charges non récurrentes ont été encourues par le secteur des Articles pour enfants, relativement à l'intégration de Safety 1st au sein du groupe Dorel. Ces coûts de réorganisation ont totalisé 9,7 M$ et correspondent : pour 4,4 M$, à une dépréciation de l'actif ; pour 2,1 M$, aux indemnités de départ et autres frais liés au personnel ; pour 2,8 M$, aux frais de regroupement de la distribution ; et pour 0,4 M$, à d'autres frais.

Également en 2000, la division Articles pour enfants a été scrutée afin d'identifier les gammes de produits essentielles ; nous avons par la suite décidé d'abandonner trois unités d'exploitation : les installations de production de berceaux en bois à Fort Smith (Arkansas) ont été fermées ; l'actif d'Infantino, un importateur d'articles de ménage basé en Californie, a été racheté par ses gestionnaires ; enfin, en Europe, le programme d'importation de poussettes, chapeauté par Dorel UK, a été interrompu. Les pertes découlant de ces trois abandons d'activités ont totalisé 12,7 M$, en 2000 et ont figuré dans l'état des résultats à un poste distinct. De ce montant, 8,0 M$ provenaient des activités et 4,7 M$ de la perte attendue lors de la cession. En réalité, la perte a atteint 5,8 M$, et l'écart de 1,1 M$ figure, en 2001, au poste activités abandonnées. L'excédent de perte est attribuable à la fermeture de Fort Smith.

RÉSULTATS TRIMESTRIELS

Trimestre terminé le (en milliers de dollars US, sauf les montants par action)

	31 mars 01	30 juin 01	30 sept. 01	30 déc. 01	Exercice
Ventes	245 150$	218 619$	233 528$	219 472$	916 769$
Coût des produits vendus	190 368	168 778	183 927	175 050	718 123
Bénéfice brut	54 782	49 841	49 601	44 422	198 646
en pourcentage des ventes	22,3 %	22,8 %	21,2 %	20,2 %	21,7 %
Frais					
Exploitation	23 464	22 397	22 276	29 027	97 164
Amortissement	7 742	7 971	8 092	5 354	29 158
Recherche et développement	1 007	1 209	907	(554)	2 569
Responsabilité civile des produits				20 000	20 000
Intérêts de la dette à long terme	5 112	4 659	4 393	3 479	17 643
Autres frais d'intérêts	196	113	272	238	819
Total	37 521	36 349	35 940	57 544	167 353
Revenu avant impôts	17 261	13 492	13 661	(13 122)	31 293
en pourcentage des ventes	7,0 %	6,2 %	5,8 %	(6,0) %	3,4 %
Impôts sur les bénéfices	5 129	3 437	3 332	(7 168)	4 731
Bénéfice net tiré des activités poursuivies	12 132	10 055	10 329	(5 954)	26 562
en pourcentage des ventes	4,9 %	4,6 %	4,4 %	(2,7) %	2,9 %
Perte liée aux activités abandonnées	–	–	–	(1 058)	(1 058)
Bénéfice net	12 132	10 055	10 329	(7 012)	25 504
en pourcentage des ventes	6,4 %	6,0 %	5,6 %	(4,0) %	3,6 %
Bénéfice par action tiré des activités poursuivies					
Non dilué	0,43 $	0,36 $	0,37 $	(0,21) $	0,94 $
Dilué	0,43 $	0,35 $	0,36 $	(0,21) $	0,93 $
Bénéfice par action - Bénéfice net					
Non dilué	0,43$	0,36$	0,37$	(0,25) $	0,91 $
Dilué	0,43$	0,35$	0,36$	(0,25) $	0,89$

Trimestre terminé le (en milliers de dollars US, sauf les montants par action)

	31 mars 00	30 juin 00	30 sept. 00	30 déc. 00	Exercice
Ventes	176 853 $	159 548 $	207 719 $	213 420 $	757 540 $
Coût des produits vendus	135 827	119 569	158 022	169 323	582 741
Bénéfice brut	41 026	39 979	49 697	44 097	174 799
en pourcentage des ventes	23,2 %	25,1 %	23,9 %	20,7 %	23,1 %
Frais					
Exploitation	18 282	17 835	23 736	23 336	83 189
Amortissement	4 196	5 390	8 254	7 910	25 749
Recherche et développement	461	371	1 144	900	2 876
Charge de réorganisation	–	–	–	9 737	9 737
Responsabilité civile des produits	–	–	–	2 300	2 300
Intérêts de la dette à long terme	945	2 321	5 842	5 860	14 968
Autres frais d'ntérêts	52	391	74	57	574
Total	23 936	26 308	39 050	50 100	139 393
Revenu avant impôts	17 090	13 671	10 647	(6 003)	35 406
en pourcentage des ventes	9,7 %	8,6 %	5,1 %	(2,8)%	4,7 %
Impôts sur les bénéfices	5 168	3 493	1 282	(4 511)	5 432
Bénéfice net tiré des activités poursuivies	11 922	10 178	9 365	(1 492)	29 974
en pourcentage des ventes	6,7 %	6,4 %	4,5 %	(0,7)%	4,0 %
Perte liée aux activités abandonnées	(1 221)	(722)	(1 435)	(9 289)	(12 668)
Bénéfice net	10 701	9 456	7 930	(10 781)	17 306
en pourcentage des ventes	6,1 %	5,9 %	3,8 %	(5,1)%	2,3 %
Bénéfice par action tiré des activités poursuivies					
Non dilué	0,42 $	0,37 $	0,33 $	(0,05) $	1,07 $
Dilué	0,40 $	0,37 $	0,33 $	(0,05) $	1,05 $
Bénéfice par action - Bénéfice net					
Non dilué	0,38 $	0,34 $	0,28 $	(0,38) $	0,62 $
Dilué	0,37 $	0,34 $	0,28 $	(0,38) $	0,61 $


('000 $)
BAIIA
(avant charges non récurrentes)
Taux de croissance annuel composé sur 5 ans : 26 %
100 000
80 000
60 000
40 000
40 978
55 460
79 421
88 733
98 914
1997
1998
1999
2000
2001


BÉNÉFICE PAR ACTION
(Lié aux activités poursuivies, avant charges non récurrentes)
1,50 $
1,20 $
0,90 $
0,60 $
0,68 $
0,92 $
1,41 $
1,31 $
1,36 $
1997
1998
1999
2000
2001

Secteurs

Voici un résumé des résultats sectoriels de Dorel :

(En milliers de dollars US)	2001 $	2001 % des ventes	2000 $	2000 % des ventes	Variation $	Variation %
Articles pour enfants						
Ventes	**503 892**	**100,0**	369 582	100,0	134 309	36,3
Bénéfice brut	**115 881**	**23,0**	95 159	25,7	20 722	21,8
Frais d'exploitation	**62 945**	**12,5**	49 715	13,5	13 230	26,6
Amortissement	**21 042**	**4,2**	15 058	4,1	5 984	39,7
Recherche et développement	**1 270**	**0,3**	1 670	0,5	(400)	(24,0)
Bénéfice d'exploitation*	**30 624**	**6,1**	28 715	7,8	1 908	6,6
* avant les charges non récurrentes						
Meubles prêts-à-assembler						
Ventes	**244 172**	**100,0**	245 745	100,0	(1 572)	(0,6)
Bénéfice brut	**63 951**	**26,2**	62 581	25,5	1 370	2,2
Frais d'exploitation	**14 163**	**5,8**	14 567	5,9	(404)	(2,8)
Amortissement	**4 728**	**1,9**	6 849	2,8	(2 121)	(31,0)
Recherche et développement	**864**	**0,4**	728	0,3	136	18,7
Bénéfice d'exploitation	**44 196**	**18,1**	40 438	16,5	3 759	9,3
Mobilier de maison						
Ventes	**168 705**	**100,0**	142 213	100,0	26 492	18,6
Bénéfice brut	**18 855**	**11,2**	17 059	12,0	1 796	10,5
Frais d'exploitation	**12 757**	**7,6**	11 999	8,4	758	6,3
Amortissement	**2 253**	**1,3**	2 874	2,0	(620)	(21,6)
Recherche et développement	**435**	**0,3**	479	0,3	(44)	(9,2)
Bénéfice d'exploitation	**3 410**	**2,0**	1 708	1,2	1 702	99,6

Articles pour enfants

Du côté du secteur Articles pour enfants, l'exercice 2001 a été une année marquante à plusieurs points de vue. Tôt en début d'exercice, Dorel a annoncé son intention de faire son entrée sur le marché américain de la bicyclette, estimé à 3 milliards de dollars. Sa première gamme de produits sera des tricycles/petites bicyclettes, fabriqués en Chine et commercialisés sous la marque Safety 1st. Il s'agit de la première phase d'un programme au terme duquel Dorel investira tout le marché de la bicyclette, incluant les vélos pour adultes, conformément à un plan s'étalant sur les deux ou trois prochaines années. L'innovation dans la conception, la réputation de nos marques et les excellentes relations que nous avons tissées avec des commerçants grand public mettent la Société dans une excellente position pour offrir aux consommateurs un éventail de produits attrayants, sécuritaires et de qualité. De plus, il existe passablement de similitudes dans la production des bicyclettes et des poussettes — et Dorel possède déjà beaucoup d'expérience avec les poussettes. La Société aura recours à la même usine que celle qui fabrique ses poussettes. Il s'agit d'un producteur asiatique très fiable et sérieux, qui dispose d'une équipe de concepteurs, restreinte mais fort expérimentée, et qui possède une connaissance approfondie de l'industrie.

En avril, Dorel a accepté un règlement d'un montant de 1,75 M$US dans le différend qui l'opposait à la *Consumer Product Safety Commission* (CPSC) des États-Unis, relativement à des retards dans la divulgation des plaintes formulées par des consommateurs au sujet de certains des produits fabriqués par le Groupe Juvénile. Dorel a accepté de verser ce dédommagement uniquement pour mettre un terme au litige et ainsi éviter des frais juridiques supplémentaires. Dorel rejette catégoriquement toute allégation d'action fautive, de quelle que nature que ce soit. Et pour démontrer sa bonne foi, Dorel a créé un poste de vice-président, qualité et sécurité, et y a affecté un spécialiste de la sécurité des produits possédant plus de 20 ans d'expérience. Du personnel supplémentaire a aussi été embauché pour améliorer les communications avec le public et les gouvernements, spécialement concernant les questions de performance et de sécurité des produits.

Également en avril, Dorel a fait l'acquisition de Quint B.V. (Pays-Bas). Créé il y a 50 ans, Quint B.V, est un réputé concepteur et distributeur de poussettes haut de gamme, vendues par des commerces spécialisés et arborant la marque Quinny. Cette prise de contrôle permettra une forte expansion du Groupe Juvénile en Europe. Au moment de l'acquisition, Quint était déjà rentable et l'entreprise a contribué à l'accroissement du bénéfice en 2001, bien que faiblement.

Parmi les produits Quint, citons les poussettes à trois roues, très prisées des joggeurs, les poussettes à quatre roues et les bagnoles rebondissantes. Sa stratégie marketing consiste à se concentrer sur une qualité et une conception haut de gamme, laissant à d'autres le marché du bas de gamme, où la concurrence est vive. Au dernier exercice financier, ses ventes ont atteint 20 M$US. L'acquisition de Quint a permis à Dorel de devancer de deux ans son entrée sur le marché des poussettes milieu et haut de gamme. Les produits Quint viennent compléter parfaitement la famille de produits Maxi-Cosi, qui a remporté tellement de succès en Europe. Nous avons lancé de nouveaux dispositifs de voyage, combinant les poussettes Quint et les sièges d'auto Maxi-Cosi. Les activités de Quint ont été regroupées à nos installations Maxi-Miliaan d'Helmond (Pays-Bas), nouvellement agrandies, ce qui créé beaucoup de synergie dans l'administration, les ventes, la technologie de l'information et l'approvisionnement.

Vers la fin de l'exercice, Dorel a pris la décision stratégique de limiter son recours aux assurances traditionnelles en bonifiant son programme d'auto-assurance responsabilité à l'égard des produits, réduisant par le fait même sa dépendance envers des tiers assureurs. Ce changement de politique découle du resserrement sans précédent du marché de l'assurance, qui s'est traduit par une flambée des primes et des niveaux de rétention. La charge est basée sur les plus récents rapports actuariels et n'a aucun lien avec des événements particuliers ; il s'agit plutôt d'une provision générale, s'inscrivant dans le cadre de l'accroissement de l'auto-assurance et visant à faire face aux risques éventuels en matière de responsabilité civile et coûts afférents, en rapport avec les produits actuellement sur le marché. Dorel conserve par ailleurs des contrats d'assurance traditionnels pour les sinistres d'envergure catastrophique.

Dorel a connu tellement de succès avec ses sièges d'auto pour enfants qu'elle est devenue un chef de file dans ce secteur ; le nombre de ses sièges d'auto actuellement utilisés a donc beaucoup augmenté. De fait, les ventes de sièges d'auto ont presque quintuplé au cours des six dernières années. De plus, la Société estime que les recours en responsabilité civile concernant des sièges d'auto diminueront lorsque les nouveaux dispositifs de verrouillage à loquet deviendront obligatoires à la fin de 2002, conformément aux exigences gouvernementales. Dorel est à l'avant-garde de cette nouvelle technologie, qui permettra d'attacher les sièges d'auto plus facilement et de manière plus sécuritaire, réduisant ainsi de beaucoup les possibilités de mauvaise utilisation.

Les ventes du secteur Jeunesse ont augmenté de 36 % en 2001. En excluant l'apport des acquisitions, les ventes ont progressé de 11 %. La croissance s'est surtout fait sentir en Europe et en Amérique du Nord, principalement grâce aux sièges d'auto et aux poussettes — les accessoires pour le bien-être et la sécurité de l'enfant de même que les tables à langer rapportant passablement moins. Du côté des articles pour enfants, les marges ont baissé par rapport à l'exercice précédent. Cet affaiblissement s'est manifesté aussi bien en Europe qu'en Amérique du Nord. En Europe, les marges bénéficiaires ont pâti à cause de la faiblesse de l'euro et de la poussée des frais généraux découlant de l'intégration de Quint et de sa combinaison de produits. Les marges ont diminué de 2000 à 2001, particulièrement sur les poussettes Maxi-Cosi déjà sur le marché. Et en 2001, les activités européennes ont été regroupées dans un grand bureau et un complexe d'entrepôts tout nouveaux. Les frais généraux ont donc augmenté, vu certains doubles emplois transitoires.

En Amérique du Nord, la combinaison de produits et des frais de distribution plus élevés que prévu ont comprimé les marges. De plus, les détaillants ont réduit considérablement leurs stocks au quatrième trimestre, ce qui a provoqué une hausse des frais généraux exprimés en pourcentage des ventes. Ainsi, aux États-Unis, les ventes ont dégringolé de 22 % entre les troisième et quatrième trimestres, alors que les frais généraux demeuraient inchangés.

Par ailleurs, Dorel a dû assumer des coûts d'entreposage supplémentaires pendant une partie de l'exercice. Procédant à la fermeture de plusieurs entrepôts, acquis en 2000 en même temps que Safety 1st, tout en inaugurant deux nouveaux centres de distribution d'importance en Californie et dans l'Indiana, la Société n'a pu éviter, le temps de la transitition, un double emploi dans l'entreposage. En effet, en comparant la période de sept mois suivant l'acquisition de Safety 1st en juin 2000 à celle de même durée qui s'est terminée en décembre 2001, on note des frais de distribution supérieurs, de plus de 50 %. Les nouveaux entrepôts sont maintenant entièrement opérationnels et, le cas échéant, tout coût résiduel par suite de la fermeture des entrepôts n'affectera pas de façon appréciable les marges de l'année courante.

Les frais d'exploitation ont augmenté de 2000 à 2001, car l'effet des acquisitions de Quint et Safety 1st a joué pendant tout l'exercice 2001, contre seulement sept mois en 2000. Mais, plus significatif encore, en proportion des ventes, les coûts ont baissé d'un point de pourcentage, soit à 12,5 %. Cette diminution aurait été encore plus considérable n'eût été l'augmentation de certaines charges, entre autres la responsabilité civile liée aux produits (hausse de 2,8 M$) et les créances irrécouvrables (hausse de 1,5 M$, essentiellement due à Kmart, qui a invoqué la protection du chapitre 11 de la loi sur les faillites en janvier 2002). Si ces charges n'avaient pas augmenté, les frais d'exploitation auraient encore décliné de presque un point de pourcentage, passant alors à 11,6 % des ventes.

Par rapport à l'exercice 2000, l'amortissement a augmenté, mais la plus grande partie de l'accroissement est attribuable à la hausse du fonds commercial, conséquence des acquisitions de Safety 1st et de Quint. Le reste de l'augmentation est lié à Safety 1st, car ses activités ont compté pour la totalité de l'exercice 2001, contre seulement sept mois en 2000. Les frais de recherche et de développement ont chuté en 2001, alors que les débours augmentaient, passant de 4 M$ en 2000 à 6,9 M$ en 2001. La commercialisation réussie de plusieurs produits en 2001 entraîne le report de plus de charges, et celles-ci seront amorties au cours des deux prochaines années. Cet accroissement des dépenses témoigne de l'importance que Dorel accorde au développement de nouveaux produits, tant en Europe qu'en Amérique du Nord.

Les facteurs que nous venons d'énumérer se sont conjugués pour faire croître de presque 7 % le bénéfice d'exploitation du secteur Articles pour enfants en 2001.

Nous prévoyons qu'en 2002, la division Articles pour enfants affichera des résultats nettement supérieurs en 2001. La Société a formulé des prévisions pour 2002, selon lesquelles les ventes devraient se situer entre 525 M$ et 575 M$ et le bénéfice d'exploitation, entre 7,5 % et 8,5 % des ventes. Cette amélioration devrait provenir d'une poursuite de la progression des ventes, d'un accroissement des marges et d'une baisse des frais d'exploitation, allant de pair avec la poursuite de l'intégration de Safety 1st et de Quint.

Meubles prêts-à-assembler

En 2001, la division du PAA a a enregistré une hausse de sa rentabilité par rapport à 2000 et ce, malgré une stagnation de ses ventes. Les marges se sont accrues et les coûts ont baissé ; conséquemment, une poussée de 9 % du bénéfice d'exploitation a été enregistrée. Pareille performance a été possible alors même que Kmart, un gros client pour le PAA, réduisait d'une façon draconienne ses achats au dernier trimestre de l'exercice. Après la fin de l'exercice, Kmart a invoqué la protection du chapitre 11 de la loi sur les faillites, mais en février 2002, ses achats étaient revenus presque à leur niveau antérieur.

Ces résultats impressionnants s'expliquent par divers facteurs. Premièrement, les marges ont augmenté de 0,7 de point de pourcentage. Le coût des matières premières demeure à des creux historiques. Le prix des panneaux d'aggloméré, la principale matière première pour les meubles PAA, a commencé à décliner en 2000 et est demeuré faible pendant toute l'année 2001. L'efficacité a aussi progressé en regard de 2000, en raison des efforts d'amélioration continue aux usines de PAA. L'intégration de l'usine Ridgewood de Cornwall (Ontario) dans la division Ameriwood des États-Unis a permis d'améliorer l'ordonnancement de la production, de réduire les coûts de distribution et de bonifier les procédures d'achat.

L'intégration de Ridgewood a aussi eu des conséquences bénéfiques sur les frais d'exploitation. Pratiquement tous les doubles emplois dans les tâches de vente ou d'administration avaient déjà été éliminés en 2000, et les fruits de cette rationalisation se sont surtout manifestés en 2001. La dotation aux amortissements a baissé en 2001, vu les très faibles immobilisations de 2001 et de 2000. Effectivement, pour ces deux exercices, les dépenses d'investissement n'ont atteint que 4,5 M$, c.-à-d. moins de 1 % des ventes.

À l'exercice 2002, le secteur PAA devrait enregistrer des ventes se situant entre 270 M$ et 285 M$ et un bénéfice d'exploitation, entre 16,5 % et 17,5 % des ventes. Ces prédictions tiennent compte d'un recul du côté de Kmart, toutefois contrebalancé par une progression anticipée chez d'autres de nos clients et par des ventes additionnelles découlant de nouvelles gammes de produits, par exemple les bibliothèques. Les marges devraient demeurer stationnaires, car les prix de vente aux consommateurs et le coût des panneaux ne devraient guère diverger de ceux de 2001.

Mobilier de maison

Le secteur Mobilier de maison a progressé en 2001, tant du point vue ventes que bénéfice d'exploitation. Dorel Mobilier de Maison, le fabricant montréalais de futons, a fait l'objet d'une restructuration complète en 2001 ; ainsi, l'usine a été rattachée au groupe PAA, basé aux États-Unis.

Certains composants des futons, qui étaient auparavant fabriqués à Montréal, sont maintenant importés d'Asie. Les installations montréalaises ont vu leur personnel réduit et les fonctions administratives, intégrées à celles des installations d'Ameriwood aux États-Unis. Par ailleurs, des comptes non rentables de moindre importance ont été délaissés et nos efforts de promotion ont porté essentiellement auprès de gros détaillants avec lesquels Dorel fait déjà affaire.

Tous ces efforts placent Dorel Mobilier de Maison dans une situation permettant d'envisager son retour à la rentabilité, d'autant que ses marges se sont améliorées. La demande demeure vigoureuse et on note l'arrivée de nouveaux comptes d'importance.

Les ventes de Cosco Home and Office, la division américaine du mobilier de maison, ont été à la hausse en 2001, quoique la rentabilité n'ait pas atteint le niveau attendu. Les échelles commerciales ont été commercialisées au cours de cet exercice, mais des modifications dans les gammes de tabourets-escabeaux et de meubles pliables ont occasionné un rétricissement des marges. Un nouveau poste de président a été créé chez Cosco Home and Office pour encore mieux exploiter le potentiel de ce secteur.

Dorel Asie continue à prendre de plus en plus d'importance au sein de la Société. Pour nombre de produits destinés à d'importants clients, la recherche de sources d'approvisionnement en Asie s'est avérée une initiative heureuse. Comme les détaillants se tournent de plus en plus vers l'Asie pour des meubles et produits connexes, cette branche de Dorel continuera à prendre de l'expansion.

Conséquence de tous les facteurs que nous venons de mentionner, les ventes du secteur du Mobilier de maison ont bondi de presque 19 % pendant l'exercice, et son bénéfice a doublé ; mais il reste encore à faire. Dorel a dévoilé des prévisions se situant entre 165 M$ et 175 M$ pour ses ventes et entre 4 % et 5 % des ventes pour son bénéfice d'exploitation. Les trois divisions de ce secteur devraient enregistrer une progression de leurs ventes et de leur rentabilité, particulièrement Dorel Mobilier de Maison et Dorel Asie.

Charges diverses

Les intérêts pour l'ensemble de l'exercice ont excédé ceux de 2000, principalement à cause de la dette accrue, découlant de l'acquisition de Safety 1st en juin 2000, dont le service a duré tout l'exercice, contre seulement sept mois à l'exercice précédent. Toutefois, les frais d'intérêt au second semestre 2001 ont atteint 8,4 M$, contre 11,8 M$ en 2000, une baisse de presque 30 %. Cette réduction s'explique par la baisse du solde des prêts et les taux d'intérêt réduits, une grande partie des emprunts de Dorel étant à taux variables.

Les charges du siège social et les impôts sont demeurés relativement inchangés par rapport à l'exercice précédent. Le taux d'imposition a diminué légèrement de 2000 à 2001, passant de 13,5 % à 12,0 %. Ce déclin du taux d'imposition effectif est attribuable à la répartition des bénéfices avant impôts dans les diverses juridictions fiscales où Dorel est établie.

LIQUIDITÉS ET FONDS PROPRES

Autofinancement

En 2001, le flux de trésorerie lié à l'exploitation et la variation nette de l'encaisse ont totalisé 59,1 M$, contre 49,9 M$ en 2000. Il s'agit donc d'une hausse de 9,2 M$ ou 18 %. Habituellement, l'autofinancement est plus abondant au second semestre, et ce fut effectivement le cas en 2001. Uniquement pour le quatrième trimestre de 2001, l'autofinancement disponible a dépassé les 64 M$. En outre, le délai moyen de recouvrement des comptes clients est passé de 56 jours en 2000 à 44 en 2001 ; toutefois, ce délai devrait remonter aux environs de 50 jours en 2002. Le coefficient de rotation des stocks s'est amélioré, de 4,4 à 4,9, et la Société a comme objectif de le majorer jusqu'à 6 d'ici la fin de 2002.

Le 22 juin 2001, Dorel a conclu avec un tiers une entente portant sur la cession, au-dessous de sa valeur nominale, d'une portion de 30 M$ de ses comptes clients. Selon les termes de l'entente, la Société supervise l'opération et peut vendre, selon un système d'avances remboursables, d'autres comptes clients admissibles en fonction des montants recouvrés sur les comptes clients précédents. Au 30 décembre 2001, des comptes clients d'une valeur de 29,2 M$ avaient été ainsi vendus, et ce montant a été exclu du solde des comptes clients. Par contre, la Société conserve un intérêt dans les comptes clients cédés, qui correspond à leur juste valeur estimative au moment de la vente. Au 30 décembre 2001, l'intérêt conservé se situait à 2,25 M$.

La Société a investi 23,7 M$ dans divers projets, principalement dans des actifs immobilisés et des activités de recherche et développement comptabilisées d'avance. À l'exercice 2000, ce poste atteignait 22,6 M$. Comme cela est expliqué à la note 3, le 27 avril 2001, la Société faisait l'acquisition de Quint B.V. et d'Interservice Alpha, situées aux Pays-Bas. Coût total de l'opération : 9,2 M$. Déduction faite des liquidités de ces entreprises, le coût de ces acquisitions se situe à 8,6 M$, montant qui a été financé uniquement au moyen d'emprunts à long terme. Enfin, les activités abandonnées ont absorbé 3,7 M$ en 2001, contre 10,6 M$ en 2000. Des liquidités excédentaires de 37 M$ ont servi à réduire les emprunts bancaires en cours ; en 2000, ce remboursement anticipé se situait à 15,2 M$.

Bilan

Le bilan de la Société s'est raffermi en 2001, comme en font foi la baisse des emprunts de 26 M$ et la hausse de l'encaisse de 12 M$. De fait, le ratio d'endettement a décliné, passant de 0,44 à 0,38 à la fin de 2001. La plus grande partie de l'endettement de Dorel découle de l'acquisition de Safety 1st en 2000. La dette totale se chiffrait à 285 M$ au 30 juin 2000, peu de temps après l'acquisition. En décembre 2000, elle avait régressé à 262 M$ et, à la fin de 2001, jusqu'à 236 M$. Notez que ce dernier chiffre tient compte des 9,2 M$ qui ont servi au financement de l'acquisition de Quint, en avril 2001.

Le fonds de roulement s'établissait à 183,1 M$ à la fin de l'exercice 2001, contre 189,7 M$ en 2000. Les fonds propres sont passés de 190 M$ à 212 M$ entre la fin des exercices 2000 et 2001 respectivement. Comme cela est expliqué en détail dans les notes afférentes aux états financiers, Dorel dispose de diverses facilités d'emprunt pour poursuivre l'expansion de ses activités. La Société respecte toutes les clauses restrictives liées à ces contrats d'emprunt.

Les taux de change ont eu des répercussions négatives sur le bilan, car le compte cumulatif des rajustements pour conversion, qui a pour but de refléter les variations dans la valeur comptable nette des filiales dont la comptabilité est en devise, s'est détérioré, passant de 0,4 M$ à 4,3 M$. Si cette évolution provient des activités canadiennes et de la filiale néerlandaise, la plus grande partie du changement est attribuable au fléchissement du dollar canadien vis-à-vis du dollar américain, ce dernier étant la monnaie de présentation des états financiers. Il faut noter que les filiales sont considérées comme des établissements étrangers autonomes et que les fluctuations du change sont constatées dans le compte cumulatif des rajustements pour conversion plutôt que dans l'état des résultats.

RISQUES

Responsabilité civile à l'égard des produits

À l'instar des fabricants de produits destinés aux consommateurs, Dorel reçoit de nombreuses demandes d'indemnité pour responsabilité à l'égard de ses produits, particulièrement aux États-Unis. Dorel cherche constamment à améliorer la qualité et la sécurité de ses produits. Notons que la Société est le seul fabricant nord-américain d'articles pour enfants qui possède son propre banc d'essai à traîneau pour sièges d'auto.

Comme nous l'avons expliqué plus haut (v. la rubrique Articles pour enfants), Dorel a pris la décision stratégique de diminuer ses assurances et de bonifier son programme d'auto-assurance responsabilité à l'égard de ses produits, réduisant par le fait même sa dépendance envers des tiers assureurs. La Société conserve par ailleurs des contrats d'assurance traditionnels pour les sinistres catastrophiques. Bien que Dorel estime son programme d'assurances responsabilité suffisant, il est toujours possible qu'un jugement exige un dédommagement dépassant la protection garantie ou relativement à un risque contre lequel Dorel n'est pas assurée.

Risque de crédit

Les ventes de Dorel sont avant tout effectuées auprès des grands magasins à succursales. Ces dernières années, le secteur du détail est devenu extrêmement compétitif. S'il advenait qu'un important détaillant cesse ses activités, les répercussions sur les résultats consolidés de Dorel pourraient s'avérer fort négatives. Aux États-Unis, Kmart a demandé une protection contre ses créanciers et réorganise ses affaires en conformité avec la loi sur l'insolvabilité et les faillites. On ne peut prévoir l'issue à long terme de cette initiative. Dorel a recommencé à réapprovisionner Kmart, et ses créances irrécouvrables pourraient gonfler si cette entreprise cessait brutalement ses activités. Il faut noter que Dorel surveille constamment ses comptes clients et conserve une assurance-crédit pour certains comptes, dans le but de minimiser ce type de risque.

Concentration des ventes

Pendant l'exercice terminé le 30 décembre 2001, environ 66 % des ventes de Dorel ont été réalisées auprès de ses trois principaux clients. En 2000, ce chiffre se situait à 67 %. Comme la Société n'est pas liée à ses clients par des contrats à long terme, les ventes de Dorel sont tributaires de sa capacité à offrir continuellement des produits attrayants et à prix raisonnable, avec en plus un service irréprochable. Il n'y a aucune garantie que Dorel puisse indéfiniment continuer à satisfaire sa clientèle dans des conditions économiquement avantageuses ou que ces clients continueront d'acheter les produits Dorel.

RÉPARTITION GÉOGRAPHIQUE DES VENTES


87 % États-Unis
4 % Canada
9 % Autres

Devises

Quelque 75 % des activités de Dorel sont situées aux États-Unis. La Société a donc décidé, en 2000, d'adopter le dollar américain comme monnaie de présentation de ses états financiers afin de refléter plus fidèlement ses résultats d'exploitation et sa situation financière, tout en minimisant les fluctuations d'origine purement monétaire. Les unités d'exploitation de Dorel hors des États-Unis doivent assumer l'essentiel du risque de change, tant du côté de leurs achats que de leurs ventes. Les activités canadiennes de Dorel tendent à bénéficier du raffermissement du dollar américain, car une grande partie de leurs produits sont vendus aux États-Unis alors que la plupart de leurs achats sont libellés en dollars canadiens. Par contre, les divisions européennes ont tendance à pâtir de la vigueur du dollar américain parce que l'essentiel de leurs achats est réglé en dollars américains alors que leurs ventes ne le sont pas. Lorsqu'elle y trouve son avantage, la Société n'hésite pas à recourir à des contrats à terme normalisés ou de gré à gré, se protégeant ainsi des fluctuations de devises défavorables.

N'oublions pas que les filiales de la Société sont considérées comme des établissements étrangers autonomes. Ainsi, les fluctuations de change provenant de la conversion de leurs états financiers sont reflétées dans le compte d'écart de change cumulé du bilan consolidé plutôt que dans l'état des résultats.

Environnement

Toutes les divisions de Dorel respectent la réglementation en vigueur en matière de protection de l'environnement. En 2001, la Société a procédé à des investissements nominaux en la matière. Comme il est expliqué en détail à la note 18 afférente aux états financiers du 30 décembre 2001, Dorel assume certaines responsabilités et frais divers environnementaux relativement à l'usine du Michigan, acquise lors de l'achat d'Ameriwood en 1998. Une provision de 537 $ milliers de dollars a été inscrite à ce poste au 30 décembre 2001. Tout éventuel dépassement de ce montant ne devrait pas entraîner de retombées négatives importantes pour la Société.

Coût des matières premières

Les principaux produits de base nécessaires à Dorel sont l'acier, les résines plastiques, les panneaux d'aggloméré et le carton. Globalement, les prix de ces marchandises ont plutôt baissé entre 2000 et 2001. De fait, ils étaient souvent à des niveaux extrêmement bas en 2001. Une flambée de ces coûts pourrait avoir des effets dommageables sur les résultats ultérieurs.

CONVENTIONS COMPTABLES ET ESTIMATIONS CRITIQUES

Ces états financiers ont été préparés conformément aux principes comptables généralement reconnus au Canada. Ils reposent sur des estimations et des hypothèses, qui touchent les montants constatés des actifs et des passifs, les produits d'exploitation et les charges, de même que les renseignements fournis sur les actifs et les passifs éventuels. La liste exhaustive de toutes les conventions comptables pertinentes se trouve dans la note 1 afférente aux états financiers.

Nous estimons que les conventions comptables qui suivent sont les plus critiques pour les résultats de Dorel présentés dans ce rapport annuel. Ce sont également celles qui auraient le plus de répercussions sur les états financiers si elles devaient changer ou s'appliquer d'une façon différente :

- L'Institut Canadien des Comptables Agréés a récemment publié les chapitres 1581 et 3062 des normes comptables recommandées, portant respectivement sur les « Regroupements d'entreprises » et les « Écarts d'acquisition et autres actifs incorporels ». À compter du 1er juillet 2001, ces normes exigent que tous les regroupements d'entreprises soient comptabilisés d'après la méthode de l'achat pur et simple. De plus, à compter du 1er janvier 2002, les écarts d'acquisition et autres actifs incorporels à durée de vie indéfinie ne peuvent plus être imputés aux produits d'exploitation et doivent être réévalués, chaque année, en conformité avec les nouvelles normes, notamment au moyen d'un sondage de contrôle de la moins-value transitoire ; toute perte de valeur serait alors imputée aux bénéfices non répartis en début d'exercice. La Société utilise les nouvelles normes depuis le 1er janvier 2002 et elle en jauge actuellement les conséquences, notamment en ce qui a trait au sondage que nous avons mentionné. Les répercussions sur les bénéfices nets consolidés et la situation financière ultérieurs ne sont pas encore connues.
- Les états financiers des établissements étrangers autonomes, dont la monnaie fonctionnelle n'est pas le dollar américain, sont présentés en dollars américains, après conversion selon la méthode du taux courant. Les éléments d'actif et de passif sont convertis selon le taux en vigueur à la date de l'arrêté des comptes. Les produits d'exploitation et les charges sont convertis selon le taux de change moyen de l'année. Les bénéfices ou les pertes non réalisés qui en résultent s'accumulent dans un élément distinct du poste capitaux propres.
- Le 22 juin 2001, Dorel a conclu avec un tiers une entente portant sur la cession, au-dessous de sa valeur nominale, d'une portion de 30 M$ de ses comptes clients. Selon les modalités de l'entente, la Société supervise l'opération et peut vendre, selon un système d'avances remboursables, d'autres comptes clients admissibles en fonction des montants recouvrés sur les comptes clients précédents. Au 30 décembre 2001, des comptes clients d'une valeur de 29,2 M$ avaient été ainsi vendus, et ce montant a été exclu du solde des comptes clients. Par conte, la Société conserve un intérêt dans les comptes cédés, qui correspond à leur juste valeur estimative au moment de la vente. Au 30 décembre 2001, l'intérêt conservé totalisait 2,25 M$. Il se calcule d'après la juste valeur estimative à la date de la vente. Pour obtenir la juste valeur, la direction a recours à ses meilleures estimations de l'autofinancement capitalisé, compte tenu des données historiques de rendement et de réduction de valeur. Les gains ou les pertes découlant de la vente des comptes clients seront constatés dans la mesure où ils différeront de leur juste valeur estimative à la date de la vente.

énoncé de responsabilité de la direction

Le rapport annuel de la Société Les Industries Dorel Inc. pour l'exercice clos le 30 décembre 2001 et les états financiers qu'il contient ont été préparés par la direction de la Société et approuvés par le conseil d'administration. Le comité de vérification du conseil a la responsabilité d'examiner en détail les états financiers et de veiller à ce que soient bien appliqués les systèmes de contrôle interne, les politiques de gestion et les méthodes de comptabilité adoptés par la Société.

Les états financiers qui paraissent dans le présent rapport annuel ont été préparés conformément aux conventions comptables qui sont contenues au dit rapport et que nous jugeons appropriées aux activités de la Société. Les vérificateurs nommés par les actionnaires, Goldsmith Miller Hersh, ont vérifié ces états financiers et leur rapport figure ci-dessous. Tous les renseignements donnés dans le présent rapport annuel sont en accord avec les états financiers qu'il contient.

MARTIN SCHWARTZ
Président et chef de la direction

JEFFREY SCHWARTZ
Vice-président, finances

rapport des vérificateurs

AUX ACTIONNAIRES DE LA SOCIÉTÉ LES INDUSTRIES DOREL INC.

Nous avons vérifié les bilans consolidés de la société LES INDUSTRIES DOREL INC. aux 30 décembre 2001 et 2000 et les états des résultats consolidés, des bénéfices non répartis consolidés et des flux de trésorerie consolidés de chacun des exercices composant la période de trois ans terminée le 30 décembre 2001. La responsabilité de ces états financiers incombe à la direction de la Société. Notre responsabilité consiste à exprimer une opinion sur ces états financiers en nous fondant sur notre vérification.

Notre vérification a été effectuée conformément aux normes de vérification généralement reconnues. Ces normes exigent que la vérification soit planifiée et exécutée de manière à fournir l'assurance raisonnable que les états financiers sont exempts d'inexactitudes importantes. La vérification comprend le contrôle par sondages des éléments probants à l'appui des montants et des autres éléments d'information fournis dans les états financiers. Elle comprend également l'évaluation des principes comptables suivis et des estimations importantes faites par la direction, ainsi qu'une appréciation de la présentation d'ensemble des états financiers.

À notre avis, ces états financiers consolidés donnent, à tous les égards importants, une image fidèle de la situation financière de la Société aux 30 décembre 2001 et 2000, ainsi que des résultats de son exploitation et de ses flux de trésorerie pour chacun des exercices composant la période de trois ans terminée le 30 décembre 2001 selon les principes comptables généralement reconnus.

COMPTABLES AGRÉÉS
Montréal (Québec)
Le 14 février 2002

bilan consolidé

AU 30 DÉCEMBRE 2001 (EN MILLIERS DE DOLLARS US)

ACTIF	2001	2000
Actif à court terme		
Espèces et quasi-espèces	**18 640 $**	6 670 $
Débiteurs (note 4)	**93 945**	126 133
Stocks (note 5)	**152 411**	141 141
Frais payés d'avance	**17 178**	16 074
Impôts sur le revenu à recouvrer	**5 156**	–
Charge fiscale reportée	**11 195**	15 890
	298 525	305 908
Immobilisations (note 6)	**98 366**	106 015
Charges reportées (note 7)	**12 557**	8 969
Actifs incorporels (note 8)	**155 679**	152 094
Impôts reportés	**1 327**	1 938
Autres actifs	**2 120**	1 120
	568 574 $	576 044 $

PASSIF	2001	2000
Passif à court terme		
Dette bancaire (note 9)	**7 911 $**	4 759 $
Créditeurs et charges à payer (note 10)	**104 873**	108 346
Impôts sur le revenu à payer	**–**	519
Fraction à court terme de la dette à long terme	**2 680**	2 537
	115 464	116 161
Dette à long terme (note 11)	**225 246**	254 750
Obligation au titre des avantages complémentaires de retraite (note 13)	**12 879**	12 619
Impôts reportés	**3 073**	2 710
CAPITAUX PROPRES		
Capital-actions (note 14)	**63 023**	62 495
Bénéfices non répartis	**153 223**	127 719
Ecart de change cumulé (note 16)	**(4 334)**	(410)
	211 912	189 804
	568 574 $	576 044 $

Engagements (note 17)
Dettes éventuelles (note 18)
Responsabilité civile produits (note 19)

Voir les notes ci-après.

APPROUVÉ AU NOM DU CONSEIL :

MARTIN SCHWARTZ
Administrateur

JEFFREY SCHWARTZ
Administrateur

bénéfices non répartis consolidés

EXERCICE TERMINÉ LE 30 DÉCEMBRE 2001 (EN MILLIERS DE DOLLARS US)

	2001	2000	1999
Solde au début de l'exercice	**127 719 $**	119 345 $	80 917 $
Adoption des nouvelles recommandations comptables (note 2)	–	(8 233)	–
	127 719	111 112	80 917
Bénéfice net	**25 504**	17 306	38 575
Prime payée lors du rachat d'actions (note 14)	–	(699)	(147)
Solde à la fin de l'exercice	**153 223 $**	127 719 $	119 345 $

résultats consolidés

EXERCICE TERMINÉ LE 30 DÉCEMBRE 2001 (EN MILLIERS DE DOLLARS US, SAUF LES MONTANTS PAR ACTION)

	2001	2000	1999
Ventes	**916 769 $**	757 540 $	596 702 $
Charges			
Coût des produits vendus	**718 123**	582 741	452 974
Frais d'exploitation	**97 164**	83 189	63 088
Amortissements	**21 168**	21 041	15 941
Responsabilité civile produits (note 19)	**20 000**	2 300	–
Frais de recherche et développement	**2 569**	2 876	1 219
Coûts de restructuration (note 20)	–	9 737	–
Intérêts sur dette à long terme	**17 643**	14 968	5 031
Autres intérêtst	**819**	574	188
	877 486	717 426	538 441
Bénéfice d'exploitation avant charge fiscale et amortissement de l'écart d'acquisition	**39 283**	40 114	58 261
Charge fiscale (note 21)			
Impôts exigibles	**(973)**	9 389	17 400
Impôts reportés	**5 704**	(3 957)	356
	4 731	5 432	17 756
Bénéfice tiré des activités poursuivies avant amortissement de l'écart d'acquisition	**34 552**	34 682	40 505
Amortissement de l'écart d'acquisition	**7 990**	4 708	529
Bénéfice tiré des activités poursuivies	**26 562**	29 974	39 976
Perte afférente aux activités abandonnées (note 22)	**(1 058)**	(12 668)	(1 401)
Bénéfice net	**25 504 $**	17 306 $	38 575 $
Bénéfice par action (note 23)			
Non dilué			
Bénéfice tiré des activités poursuivies avant amortissement de l'écart d'acquisition	**1,23 $**	1,23 $	1,45 $
Bénéfice tiré des activités poursuivies	**0,94 $**	1,07 $	1,43 $
Bénéfice net	**0,91 $**	0,62 $	1,38 $
Dilué			
Bénéfice tiré des activités poursuivies avant amortissement de l'écart d'acquisition	**1,21 $**	1,22 $	1,43 $
Bénéfice tiré des activités poursuivies	**0,93 $**	1,05 $	1,41 $
Bénéfice net	**0,89 $**	0,61 $	1,36 $

Voir les notes ci-après.

flux de trésorerie consolidés

EXERCICE TERMINÉ LE 30 DÉCEMBRE 2001 (EN MILLIERS DE DOLLARS US)

	2001	2000	1999
Flux de trésorerie liés aux			
Activités d'exploitation			
Bénéfice tiré des activités poursuivies	**26 562 $**	29 974 $	39 976 $
Éléments n'affectant pas les liquidités :			
Amortissements	**21 168**	21 041	15 941
Amortissement de l'écart d'acquisition	**7 990**	4 708	529
Moins-value des actifs attribuable à la restructuration	**–**	4 354	–
Gain sur cession d'immobilisations	**(146)**	(25)	(156)
Impôts reportés	**5 704**	(3 957)	356
	61 278	56 095	56 646
Variations des soldes hors liquidités du fonds de roulement (note 25)	**(14 126)**	(6 782)	(24 665)
Rentrées nettes liées aux activités d'exploitation	**47 152**	49 313	31 981
Activités de financement			
Augmentation (diminution) de la dette bancaire	**3 258**	4 016	(7 811)
Diminution de la dette à long terme	**(40 320)**	(18 401)	(4 183)
Émission d'actions	**528**	32	1 620
Rachat d'actions	**–**	(816)	(175)
Sorties nettes liées aux activités de financement	**(36 534)**	(15 169)	(10 549)
Activités d'investissement			
Acquisition de filiales	**(9 156)**	(143 541)	–
Encaisse acquise	**548**	6 861	–
	8 608	(136 680)	–
Financée par des emprunts à long terme	**8 608**	136 680	–
	–	–	–
Produit de la vente de créances	**27 750**	–	–
Acquisitions d'immobilisations	**(11 199)**	(15 119)	(17 982)
Charges reportées	**(7 050)**	(7 003)	(1 560)
Actifs incorporels	**(4 424)**	(571)	(413)
Autres actifs	**(1 000)**	(1 120)	–
Produit de la cession des activités abandonnées	**–**	1 187	–
Rentrées nettes (sorties nettes) liées aux activités d'investissement	**4 077**	(22 626)	(19 955)
Sorties nettes liées aux activités abandonnées	**(3 675)**	(10 557)	(2 565)
Autres			
Effet des variations des taux de change sur les liquidités	**950**	(374)	346
Augmentation (diminution) des espèces et quasi-espèces	**11 970**	587	(742)
Espèces et quasi-espèces au début de l'exercice	**6 670**	6 083	6 825
Espèces et quasi-espèces à la fin de l'exercice	**18 640 $**	6 670 $	6 083 $

Voir les notes ci-après.

notes afférentes aux financiers consolidés

AU 30 DÉCEMBRE 2001 (EN MILLIERS DE DOLLARS US, SAUF LES MONTANTS PAR ACTION)

NOTE 1 Nature des activités

Les Industries Dorel Inc. fabrique et importe des produits de consommation qui consistent en des produits pour enfants et des articles de maison. L'entreprise principale de la Société est constituée des secteurs d'activité suivants : meubles prêts à assembler, meubles et accessoires pour enfants et articles de maison. Les principaux marchés de la Société sont ceux du Canada, des États-Unis et de l'Europe.

NOTE 2 Conventions comptables

Méthode de présentation

Les états financiers ont été établis conformément aux principes comptables généralement reconnus (PCGR) au Canada, le dollar des États-Unis servant de monnaie de présentation.

La Société présentait auparavant ses états financiers en dollars canadiens. À compter du 1er janvier 2000, elle a adopté le dollar des États-Unis comme monnaie de présentation des états financiers. L'information relative aux exercices précédents présentée ici aux fins de comparaison a été retraitée selon la méthode de la conversion de convenance. Les états financiers dressés en dollars canadiens des exercices allant jusqu'au 30 décembre 1999 inclusivement ont été convertis en dollars des États-Unis au cours de clôture du 30 décembre 1999.

Pour ce qui a trait aux états financiers de la Société et de ses filiales, les divergences importantes entre les PCGR canadiens et ceux des États-Unis sont décrites et résolues à la note 27.

Méthode de consolidation

Les états financiers consolidés regroupent les comptes de la Société et de ses filiales en propriété exclusive depuis la date de leur acquisition. Tous les comptes et opérations inter-sociétés importants sont éliminés.

Utilisation d'estimations

La préparation d'états financiers en conformité avec les principes comptables généralement reconnus exige de la direction qu'elle fasse des estimations et qu'elle pose des hypothèses qui touchent les montants constatés des actifs et des passifs et les renseignements fournis sur les actifs et les passifs éventuels à la date des états financiers et les produits et les charges de l'exercice considéré. Les résultats réels pourraient différer de ces estimations.

Espèces et quasi-espèces

Tous les placements très liquides ayant des échéances initiales de trois mois ou moins sont considérés comme des quasi-espèces.

Débiteurs

La quote-part conservée, comptabilisée lors de la vente des créances, est calculée sur la base de la juste valeur estimative à la date de la vente. Pour obtenir les justes valeurs, la direction fait la meilleure estimation possible des flux de trésorerie prévus futurs à partir de déductions historiques des rendements et des provisions. Des gains ou pertes sur la vente des créances sont constatés dans la mesure où les sommes effectivement recouvrées diffèrent de la juste valeur estimative à la date de la vente.

Stocks

Les stocks de matières premières sont évalués au coût ou au coût de remplacement, selon le moins élevé des deux. Les stocks de produits finis sont évalués au coût ou à la valeur de réalisation nette, selon le moins élevé des deux. Le coût est déterminé selon la méthode du premier entré, premier sorti, et selon la méthode du dernier entré, premier sorti dans le cas d'une des filiales de la Société.

Amortissements

Les immobilisations sont amorties de la façon suivante :

	Méthode	Taux
Immeubles et améliorations	Linéaire	40 ans
Machinerie et matériel	Solde décroissant	15 %
Moules	Linéaire	5 ans
Mobilier et agencements	Solde décroissant	20 %
Véhicules	Solde décroissant	30 %
Matériel informatique	Solde décroissant	30 %
Améliorations locatives	Linéaire	5 ans

Charges reportées

Les charges reportées sont présentées au coût, moins l'amortissement cumulé.

Frais de recherche et développement :

La Société a engagé des coûts dans le cadre d'activités de recherche et de développement de nouveaux produits. Les coûts de recherche sont passés en charges au moment où ils sont engagés. Quant aux coûts de développement, ils sont également passés en charges, à moins qu'ils ne respectent des critères précis relativement à la faisabilité technique, au marché et à la faisabilité financière. Certains coûts de développement de produits pour enfants et d'articles ménagers, d'un montant de 6 921 $ (2000 – 4 027 $, 1999 – 1 501 $), ont été reportés et sont passés en charges par voie d'amortissement linéaire sur une période de deux ans.

NOTE 2 Conventions comptables (suite)

Charges reportées (suite)

Frais de financement :

La Société a engagé certains frais relativement à l'émission de titres d'emprunt à long terme. Les montants en cause sont passés en charges par voie d'amortissement linéaire sur la durée de la dette à long terme correspondante.

Actifs incorporels

Écart d'acquisition :

L'écart d'acquisition représente l'excédent du prix d'achat sur les justes valeurs attribuées aux éléments identifiables de l'actif net acquis de filiales. La dotation à l'amortissement est calculée linéairement sur des périodes ne dépassant pas 40 ans.

Brevets :

Les brevets sont amortis linéairement sur leur durée de vie utile prévue.

Réduction de valeur des actifs à long terme

La Société réévalue constamment la valeur comptable de ses actifs à long terme, dont l'écart d'acquisition, pour s'assurer qu'il n'y a pas baisse de valeur. Pour ces évaluations, elle tient compte des résultats d'exploitation futurs projetés, des tendances et des autres circonstances pouvant influer sur les évaluations. Les actifs dont la valeur a baissé sont ramenés à la juste valeur estimative, déterminée par l'actualisation des flux de trésorerie prévus. Aucune réduction de valeur n'a été constatée à la lumière de l'examen fait par la direction.

Conversion des devises

Les états financiers des établissements étrangers autonomes de la Société dont la monnaie fonctionnelle n'est pas le dollar des États-Unis sont convertis de cette monnaie fonctionnelle en dollars des États-Unis en appliquant la méthode du taux courant. Les actifs et les passifs sont convertis aux taux en vigueur à la date du bilan. Les produits et les charges sont convertis aux taux moyens de l'exercice. Les gains ou les pertes non réalisés qui en résultent sont accumulés à titre d'élément distinct des capitaux propres.

Les actifs et les passifs monétaires des établissements étrangers de la Société, qui sont libellés dans des monnaies autres que la monnaie fonctionnelle, sont convertis dans la monnaie fonctionnelle aux taux en vigueur à la date du bilan. Les actifs et les passifs non monétaires sont convertis aux taux historiques. Les produits et les charges sont convertis aux taux moyens de l'exercice, sauf les amortissements qui sont convertis sur la même base que les actifs connexes. Les gains et les pertes de change sont pris en compte dans le calcul du résultat net.

Instruments financiers dérivés

La Société a recours à divers instruments financiers dérivés, principalement des contrats de change et des contrats d'échange de taux d'intérêt, afin de réduire le risque associé aux variations des taux d'intérêt et des cours des devises. Les instruments dérivés sont utilisés dans le cadre de la stratégie de gestion du risque de la Société et leur efficacité fait l'objet d'une évaluation constante. La Société n'a pas recours aux instruments dérivés à des fins de commerce.

Les gains et les pertes de change sur ces contrats ne sont pas constatés dans les états financiers consolidés tant que l'opération sous-jacente n'est pas portée en résultats. Les paiements et les rentrées en vertu des contrats d'échange de taux d'intérêt sont constatés à titre d'ajustements des intérêts débiteurs.

Régimes de retraite

Les filiales de la Société offrent à leur personnel des régimes de retraite à prestations déterminées et des régimes de retraite à cotisations déterminées. Les obligations découlant des régimes de retraite à prestations déterminées sont évaluées chaque année par des actuaires indépendants à partir des hypothèses formulées par la direction et selon la méthode de la répartition des prestations. Les régimes promettent des prestations qui sont calculées sur la base d'un montant de prestation défini et en fonction du nombre d'années de service.

La charge de retraite de l'exercice comprend :

- le coût des prestations de retraite accordées en échange des services rendus par les salariés au cours de l'exercice ;
- les intérêts sur la valeur actuarielle des prestations constituées, moins les gains sur l'actif de la caisse de retraite ;
- les montants représentant l'amortissement de l'actif net non constaté qui est apparu lorsque les conventions comptables ont été appliquées pour la première fois et l'amortissement des gains ou des pertes actuariels ultérieurs résultant de modifications des hypothèses, et l'amortissement linéaire des gains ou des pertes actuariels liés au rendement des actifs, sur la durée moyenne estimative du reste de la carrière active du groupe de salariés.

Avantages complémentaires de retraite

Les avantages autres que des prestations de retraite englobent les prestations d'assurance-maladie et d'assurance-vie qui sont accordées à des salariés à la retraite. Le coût des avantages complémentaires de retraite est constitué sur la durée de la carrière des salariés, de façon analogue au coût des prestations de retraite.

Responsabilités en matière de protection de l'environnement

Les responsabilités de la Société en matière de protection de l'environnement sont comptabilisées lorsque les réclamations ou les mesures curatives sont jugées probables et que les coûts qui y sont associés peuvent être estimés avec une certitude raisonnable. Les dépenses relatives à la protection de l'environnement associées aux activités de l'exercice sont généralement passées en charges au moment où elles sont engagées.

Reclassification

Certains montants des exercices précédents ont été reclassés en fonction de la présentation adoptée dans les états financiers de 2001.

NOTE 2 Conventions comptables (suite)

Modification des principes comptables

À compter du 1er janvier 2000, la Société a adopté les recommandations de l'Institut Canadien des Comptables Agréés (ICCA) faisant l'objet du chapitre 3461, « Avantages sociaux futurs », qu'elle a appliquées rétroactivement sans retraitement des états financiers des exercices antérieurs. Selon les recommandations de l'ICCA, une entité est tenue de constater le coût au titre des prestations de retraite et de certains avantages sociaux postérieurs à l'emploi dans les exercices au cours desquels les salariés rendent à l'entité des services en échange de ces avantages. L'adoption des nouvelles recommandations au 1er janvier 2000 a eu pour effet cumulatif de diminuer de 6 105 $ les bénéfices non répartis, d'augmenter de 4 788 $ l'actif d'impôts reportés et d'augmenter de 11 971 $ l'obligation cumulative au titre des avantages complémentaires de retraite.

À compter du 1er janvier 2000, la Société a adopté les recommandations de l'Institut Canadien des Comptables Agréés (ICCA) faisant l'objet du chapitre 3465, « Impôts sur les bénéfices », qu'elle a appliquées rétroactivement sans retraitement des états financiers des exercices antérieurs. Selon les recommandations de l'ICCA, les actifs et les passifs d'impôts futurs doivent être calculés en fonction des écarts entre la valeur comptable des postes du bilan et leur valeur fiscale correspondante, à l'aide du taux d'impôt sur le revenu prévu par la loi à la date du bilan. L'adoption des nouvelles recommandations au 1er janvier 2000 a eu pour effet cumulatif de réduire de 2 128 $ les bénéfices non répartis et d'augmenter du même montant le passif d'impôts reportés.

À compter du 1er janvier 2001, la Société a adopté les recommandations de l'Institut Canadien des Comptables (ICCA) faisant l'objet du chapitre 3500, « Résultat par action », qu'elle a appliquées rétroactivement avec retraitement des états financiers des exercices antérieurs présentés à des fins de comparaison. Selon les recommandations de l'ICCA, on doit utiliser la méthode du rachat d'actions pour calculer l'effet dilutif des options sur actions et des bons de souscription d'actions, ce qui a pour résultat essentiellement d'harmoniser les normes canadiennes et les normes américaines. L'adoption des nouvelles recommandations en date du 1er janvier 2001 n'a pas d'incidence significative sur le résultat dilué par action.

Modifications comptables futures

L'Institut Canadien des Comptables Agréés (ICCA) vient de publier le chapitre 1581, « Regroupements d'entreprises » et le chapitre 3062, « Écarts d'acquisition et autres actifs incorporels ». À compter du 1er juillet 2001, les normes exigent que tous les regroupements d'entreprises soient comptabilisés selon la méthode de l'acquisition. De plus, à compter du 1er janvier 2002, les écarts d'acquisition et autres actifs incorporels ayant une durée de vie indéfinie ne sont plus passés en charges par voie d'amortissement et font l'objet d'une réévaluation annuelle pour s'assurer qu'il n'y a pas baisse de valeur, selon les nouvelles normes, ce qui comprendra un test de dépréciation transitoire, et toute baisse de valeur observée sera portée au débit du solde d'ouverture des bénéfices non répartis. La Société adoptera ces chapitres à compter du 1er janvier 2002 et elle procède actuellement à une évaluation de l'incidence des nouvelles normes, dont le test de dépréciation transitoire. L'effet sur les résultats nets et la situation financière consolidés futurs de la Société n'ont pas encore été déterminés.

NOTE 3 Acquisitions d'entreprises

Le 27 avril 2001, la Société a acquis la totalité des actions en circulation de Quint B.V., société de promotion et de distribution de produits pour enfants – notamment de poussettes et de meubles –, pour une contrepartie globale de 9 156 $, financée au moyen d'un emprunt à long terme.

Le regroupement a été comptabilisé selon la méthode de l'acquisition et, en conséquence, les résultats d'exploitation de l'entreprise acquise sont inclus dans les états financiers consolidés ci-joints depuis la date d'acquisition.

L'actif acquis et le passif pris en charge comprennent les éléments suivants :

Actif	
Encaisse	548 $
Débiteurs	1 995
Stocks	3 117
Immobilisations	276
Écart d'acquisition	7 924
	13 860 $
Passif	
Créditeurs et charges à payer	3 915
Dette à long terme	789
	4 704
	9 156 $

L'information financière pro-forma non vérifiée qui suit repose sur l'hypothèse selon laquelle l'acquisition a eu lieu le 31 décembre de chaque année.

	2001	**2000**
Ventes nettes	**924 706 $**	774 422 $
Bénéfice tiré des activités poursuivies	**27 410 $**	30 641 $

NOTE 3 Acquisitions d'entreprises (suite)

Le 6 juin 2000, la Société a acquis la totalité des actions en circulation de Safety 1st, Inc., société de promotion, de mise en marché et de distribution de produits pour enfants – notamment de dispositifs de sécurité et de protection, d'articles de consommation courante, de produits récréatifs et de produits de sécurité domestique –, ayant son siège principal aux États-Unis, pour une contrepartie globale de 150 488 $, financée au moyen d'un emprunt à long terme de 136 680 $. La société a augmenté l'écart d'acquisition de 3 159 $ en 2001 par suite de la finalisation de la répartition du prix d'achat.

Le regroupement a été comptabilisé selon la méthode de l'acquisition et, en conséquence, les résultats d'exploitation de l'entreprise acquise sont inclus dans les états financiers consolidés ci-joints depuis la date d'acquisition.

L'actif acquis et le passif pris en charge comprennent les éléments suivants :

Actif	
Encaisse	6 861 $
Débiteurs	24 187
Stocks	25 071
Immobilisations	18 817
Écart d'acquisition	144 242
Impôts reportés	12 351
Autres actifs	5 259
	236 788 $
Passif	
Créditeurs et charges à payer	25 227
Dette à long terme	61 073
	86 300
Prix d'achat total	150 488 $

NOTE 4 Débiteurs

Les débiteurs comprennent les éléments suivants :

	2001	2000
Total des débiteurs	**146 918 $**	164 641 $
Provision pour crédits prévus	**(48 765)**	(36 074)
Provision pour créances douteuses	**(4 208)**	(2 434)
	93 945 $	126 133 $

Le 22 juin 2001, la Société a conclu avec un tiers une convention pour la vente à escompte de 30 millions de dollars de créances admissibles. En vertu de la convention, la Société, qui agit comme agent serveur de la créance, est autorisée à vendre, sur une base rotative, des créances admissibles additionnelles dans la mesure où des sommes ont été recouvrées sur les créances précédemment vendues. Au 30 décembre 2001, la Société a vendu pour 29 236 $ de créances en vertu de cette convention et a sorti ce montant du bilan au 30 décembre 2001. La Société a également comptabilisé une quote-part conservée dans les créances vendues, représentant la juste valeur estimative conservée à la date de la vente. Au 30 décembre 2001, la quote-part conservée totalisait 2 250 $.

NOTE 5 Stocks

Les stocks comprennent les éléments suivants :

	2001	2000
Matières premières	**36 674 $**	35 262 $
Produits en cours	**8 744**	10 036
Produits finis	**106 993**	95 843
	152 411 $	141 141 $

NOTE 6 Immobilisations

	Coût	Amortissement cumulé	Valeur nette 2001	Valeur nette 2000
Terrains	1 877 $	– $	**1 877 $**	1 848 $
Immeubles et améliorations	43 179	10 035	**33 144**	35 643
Machinerie et matériel	72 327	40 372	**31 955**	36 725
Moules	55 905	38 581	**17 324**	18 879
Mobilier et agencements	4 833	2 144	**2 689**	2 618
Véhicules	661	493	**168**	223
Matériel informatique	8 023	4 263	**3 760**	3 654
Améliorations locatives	2 025	1 282	**743**	601
Construction en cours – matériel	5 583	–	**5 583**	4 380
Matériel acquis en vertu d'un contrat de location-acquisition	1 310	187	**1 123**	1 444
	195 723 $	97 357 $	**98 366 $**	106 015 $

NOTE 7 Charges reportées

	2001	2000
Frais de développement	**8 689 $**	4 584 $
Frais de financement	**1 832**	2 759
Autres	**2 036**	1 626
	12 557 $	8 969 $

L'amortissement des frais de développement reportés et de toutes les autres charges reportées s'est chiffré à 2 734 $ (2000 – 1 745 $, 1999 – 1 002 $) et 1 297 $ (2000 – 722 $, 1999 – 414 $), respectivement.

NOTE 8 Actifs incorporels

	Coût	Amortissement cumulé	Valeur nette 2001	Valeur nette 2000
Écart d'acquisition	165 338 $	13 714 $	**151 624 $**	148 896 $
Brevets	5 183	1 128	**4 055**	3 198
	170 521 $	14 842 $	**155 679 $**	152 094 $

NOTE 9 Dette bancaire

Les taux d'intérêt sur les emprunts en cours ont été en moyenne de 5,6 % pour 2001 et de 6,3 % pour 2000, respectivement. Au 30 décembre 2001, la Société disposait de lignes de crédit inutilisées d'environ 14 649 $ (2000 – 19 726 $), renégociées annuellement.

NOTE 10 Créditeurs et charges à payer

	2001	2000
Fournisseurs et charges à payer	**82 286 $**	101 209 $
Salaires à payer	**9 287**	7 137
Responsabilité civile liée aux produits	**13 300**	–
	104 873 $	108 346 $

NOTE 11 Dette à long terme

	2001	2000
Crédits bancaires renouvelables Portant intérêt à des taux divers variant entre 3,85 % et 8,23 % (2000 – 7,81 % et 10,0 %) par année, pour une moyenne de 6,05 % (2000 – 7,8 %), basés sur le taux LIBOR ou les taux bancaires US, total disponible de 275 000 $, les versements de capital échéant en mai 2003	**190 000 $**	217 500 $
Effets à terme Portant intérêt au taux de 7,50 % par année, les versements de capital étant les suivants : 2 annuités de 1 500 $ se terminant en avril 2003 5 annuités de 4 800 $ se terminant en avril 2008	**27 000**	28 500

NOTE 11 Dette à long terme (suite)	2001	2000
Portant intérêt au taux de 7,63 % par année, les versements de capital étant les suivants : 2 annuités de 500 $ se terminant en juin 2003 5 annuités de 1 600 $ se terminant en juin 2008	**9 000**	9 500
Obligation en vertu d'un contrat de location-acquisition	**625**	817
Autres	**1 301**	970
	227 926	257 287
Fraction à court terme	**2 680**	2 537
	225 246 $	254 750 $

Remboursements globaux exigés sur la dette à long terme existante dans les exercices suivants :

Exercice se terminant en	Montant
2002	2 680 $
2003	192 050
2004	6 450
2005	6 450
2006	6 450
	214 080 $

NOTE 12 Instruments financiers

Dans le cours normal de ses activités, la Société a recours à divers instruments financiers, dont des instruments financiers dérivés, à des fins autres que le commerce. La Société utilise des instruments financiers dérivés, comme il est décrit dans la note 2, dans le but de réduire le risque associé aux variations des taux d'intérêt et des cours des devises. Ces instruments dérivés comprennent des contrats de change et des contrats d'échange de taux d'intérêt. Les instruments financiers non dérivés comprennent les éléments décrits ci-dessous. Par leur nature, tous ces instruments donnent lieu à un risque, dont le risque de marché et le risque de crédit ou risque de contrepartie, c'est-à-dire le risque que l'autre partie manque à ses obligations. Ces instruments financiers sont soumis aux normes de crédit, contrôles financiers, procédés de gestion du risque et procédés de surveillance habituels.

Juste valeur des instruments financiers constatés

Le tableau suivant illustre les justes valeurs des instruments financiers constatés, établies à partir des méthodes d'évaluation et des hypothèses décrites ci-dessous :

	30 décembre 2001		30 décembre 2000	
	Valeur comptable	Juste valeur	Valeur comptable	Juste valeur
Actifs financiers				
Espèces et quasi-espèces	**18 640 $**	**18 640 $**	6 670 $	6 670 $
Débiteurs	**93 945**	**93 945**	126 133	126 133
Contrat d'échange de taux d'intérêt	**935**	**(2 969)**	1 072	(666)
Passifs financiers				
Dette bancaire	**7 911**	**7 911**	4 759	4 759
Créditeurs et charges à payer	**104 873**	**104 873**	108 346	108 346
Dette à long terme	**227 926**	**223 651**	257 287	255 047

Les valeurs comptables indiquées dans le tableau ci-dessus sont celles qui sont incluses dans le bilan et/ou dans les notes afférentes aux états financiers.

Détermination de la juste valeur

Les méthodes et les hypothèses suivantes ont été utilisées pour estimer les justes valeurs de chaque catégorie d'instruments financiers :

Espèces et quasi-espèces, débiteurs, dette bancaire, créditeurs et charges à payer – Les valeurs comptables sont comparables aux justes valeurs en raison des courtes échéances des instruments financiers en cause.

Contrat d'échange de taux d'intérêt – La juste valeur est calculée en fonction de l'écart entre les taux moyens du marché et le taux stipulé au contrat, au 30 décembre 2001.

Dettes à long terme – L'on estime la juste valeur en actualisant les flux de trésorerie prévus à des taux d'actualisation qui représentent les taux d'emprunt dont la Société peut actuellement se prévaloir pour des emprunts comportant des conditions et des échéances semblables.

Lettres de crédit – Comme il est décrit dans la note 17, la Société dispose de certaines lettres attestant de facilités de crédit sur lesquelles la direction ne prévoit subir aucune perte importante.

NOTE 12 Instruments financiers (suite)

Gestion du risque de change

La Société conclut divers types de contrats de change dans le but de gérer son risque de change, comme il est indiqué dans le tableau suivant :

	30 décembre 2001		30 décembre 2000		30 décembre 1999	
	Montant théorique	Juste valeur	Montant théorique	Juste valeur	Montant théorique	Juste valeur
Contrats à terme normalisés	**20 820**	**20 780**	69 684	69 823	41 420	42 373
Contrats de change à terme de gré à gré	**301**	**298**	8 000	7 924	–	–
Options	–	–	5 500	5 533	–	–

La Société conclut des contrats de change dans le but de couvrir des ventes et des achats prévus déterminés qui devraient être libellés en devises lorsque ces opérations sont probables et que leurs caractéristiques et conditions prévues importantes sont définies. La durée des instruments dérivés sur devises varie de trois à douze mois. Le risque de marché de la Société relativement aux contrats de change est limité au différentiel de cours du change.

Les gains (pertes) non réalisés reportés sur ces contrats sont présentés dans le tableau ci-dessous, avec indication des exercices au cours desquels ils doivent être constatés en résultats.

	2001	2000	1999
Seront constatés d'ici			
trois mois	**(18) $**	(9) $	480 $
six mois	**(10)**	38	259
neuf mois	**(7)**	52	142
douze mois	**(8)**	15	72
	(43) $	96 $	953 $

Concentrations du risque de crédit

Presque tous les débiteurs proviennent de ventes au secteur du détail. Les ventes à des clients importants ont représenté 66,3 % (2000 – 66,9 %, 1999 – 53,1 %) des ventes totales. Les créances sur ces clients représentaient respectivement 59,1 % et 62,4 % du total aux 30 décembre 2001 et 2000.

NOTE 13 Régimes d'avantages sociaux

Prestations de retraite

Les filiales de la Société offrent à des groupes particuliers de salariés des régimes de retraite à prestations déterminées. Les obligations au titre des régimes à prestations déterminées sont établies chaque année par des actuaires indépendants qui se fondent sur les hypothèses formulées par la direction et appliquent la méthode des prestations constituées. Les prestations servies par les régimes sont calculées sur la base d'un montant de prestation défini en fonction du nombre d'années de service.

Les informations relatives aux régimes de retraite à prestations déterminées de la Société se présentent comme suit :

	2001	2000
Obligation au titre des prestations constituées :		
Solde au début de l'exercice	**14 881 $**	13 299 $
Coût des services rendus au cours de l'exercice	**327**	317
Intérêts débiteurs	**1 176**	1 151
Modifications des régimes	**720**	–
Prestations versées	**(1 023)**	(792)
Gains actuariels (Pertes actuarielles)	**754**	906
Solde à la fin de l'exercice	**16 835**	14 881
Actifs des régimes :		
Juste valeur au début de l'exercice	**17 579**	17 342
Rendement réel des actifs des régimes	**(2 265)**	(109)
Cotisations de l'employeur	**2 750**	1 138
Prestations versées	**(1 023)**	(792)
Juste valeur à la fin de l'exercice	**17 041**	17 579

NOTE 13 **Régimes d'avantages sociaux (suite)**

Prestations de retraite (suite)

	2001	2000
Situation de capitalisation – excédent	**206**	2 698
(Gain actuariel non amorti) Perte actuarielle non amortie	**4 931**	277
Coût non amorti des services passés	**1 822**	1 212
Obligation transitoire non amortie	**(24)**	(87)
Actif au titre des prestations constituées	**6 935 $**	4 100 $

Les charges nettes au titre des régimes à prestations déterminées se présentent comme suit :

	2001	2000	1999
Coût des services rendus au cours de l'exercice, déduction faite des cotisations des salariés	**327 $**	317 $	386 $
Intérêts débiteurs	**1 176**	1 151	1 166
Rendement prévu des actifs des régimes	**(1 635)**	(1 662)	(1 408)
Amortissement du coût des services passés	**110**	110	113
Amortissement (du gain actuariel net) de la perte actuarielle nette	**–**	–	69
Amortissement de l'obligation transitoire	**(63)**	(63)	(65)
Charges nettes (avantages nets) au titre des régimes	**(85) $**	(147) $	261 $

La charge totale au titre des régimes à cotisations déterminées est de 1 162 $ (2000 – 1 491 $, 1999 – 2 066 $).

Avantages complémentaires de retraite

Une filiale de la Société offre à presque tous ses salariés un régime d'avantages complémentaires de retraite à prestations déterminées.

Les informations relatives au régime d'avantages complémentaires de retraite de la Société se présentent comme suit :

	2001	2000
Obligation au titre des prestations constituées :		
Solde au début de l'exercice	**11 569 $**	10 151 $
Coût des services rendus au cours de l'exercice	**306**	296
Intérêts débiteurs	**807**	792
Modifications du régime	**(1 481)**	–
Prestations versées	**(751)**	(508)
(Gains actuariels) pertes actuarielles	**(1 374)**	838
Solde à la fin de l'exercice	**9 076**	11 569
Actifs du régime :		
Cotisations de l'employeur	**751**	508
Prestations versées	**(751)**	(508)
Juste valeur à la fin de l'exercice	**–**	–
Situation de capitalisation - déficit	**(9 076)**	(11 569)
Gain actuariel (perte actuarielle) non amorti(e)	**(2 359)**	(1 050)
Coût non amorti des services passés	**(1 444)**	–
Passif au titre des prestations constituées	**(12 879) $**	(12 619) $

Les charges nettes au titre du régime d'avantages complémentaires de retraite se présentent comme suit :

	2001	2000
Coût des services rendus au cours de l'exercice, déduction faite des cotisations des salariés	**306 $**	296 $
Intérêts débiteurs	**807**	792
Amortissement (du gain actuariel net) de la perte actuarielle nette	**(92)**	(55)
Amortissement du coût des services passés	**(37)**	–
Charge nette au titre du régime	**984 $**	1 033 $

NOTE 13 Régimes d'avantages sociaux (suite)

Hypothèses relatives à la moyenne pondérée au 30 décembre 2001 :

	Prestations de retraite			Avantages complémentaires de retraite	
	2001	2000	1999	**2001**	2000
Taux d'actualisation	**7,50 %**	8,00 %	8,00 %	**7,50 %**	8,00 %
Taux-de-rendement prévu des actifs du régime, à long terme	**9,50 %**	9,50 %	9,50 %	–	–

Le taux de croissance annuelle hypothétique du coût des soins de santé couverts a été fixé à 7,5 % pour l'année 2001 (8 % pour l'année 2000) et devrait diminuer graduellement pour atteindre 5 % en 2005 et demeurer à ce niveau par la suite.

Certaines des filiales de la Société ont choisi d'autoassurer certains coûts liés à tous les programmes de prestations d'assurance-maladie et d'assurance-accidents qu'elles offrent à leurs salariés actifs. Pour l'exercice terminé le 30 décembre 2001, un montant de 9 007 $ (2000 – 8 494 $, 1999 – 8 165 $) a été passé en charges au titre de ces programmes d'avantages.

NOTE 14 Capital-actions

Le capital-actions de la Société se présente comme suit :

Capital autorisé

Nombre illimité d'actions privilégiées sans valeur nominale ou au pair, pouvant être émises en série

Nombre illimité d'actions à vote plural de catégorie « A » sans valeur nominale ou au pair, convertibles en tout temps au gré du détenteur en une action à droit de vote subalterne de catégorie « B », à raison d'une action pour chaque action convertie

Nombre illimité d'actions à droit de vote subalterne de catégorie « B » sans valeur nominale ou au pair, convertibles en actions à vote plural de catégorie « A », dans certaines circonstances, si une offre est faite en vue de l'achat des actions de catégorie « A »

Détail des actions émises et en circulation :

	2001		**2000**	
	Nombre	Montant	Nombre	Montant
Actions à vote plural de catégorie « A »				
Solde au début de l'exercice	**5 035 260**	**2 207 $**	5 191 060	2 273 $
Actions de catégorie « A » converties en actions de catégorie « B » (1)	**(94 900)**	**(39)**	(155 800)	(66)
Solde à la fin de l'exercice	**4 940 360**	**2 168**	5 035 260	2 207
Actions à droit de vote subalterne de catégorie « B »				
Solde au début de l'exercice	**23 090 232**	**60 288**	22 970 032	60 307
Actions de catégorie « A » converties en actions de catégorie « B » (1)	**94 900**	**39**	155 800	66
Actions émises en vertu du régime d'option d'achat d'actions	**45 000**	**528**	10 000	32
Rachat d'actions (2)	**–**	**–**	(45 600)	(117)
Solde à la fin de l'exercice	**23 230 132**	**60 855**	23 090 232	60 288
Total du capital-actions		**63 023 $**		62 495 $

(1) Au cours de l'exercice, la Société a converti 94 900 (2000 – 155 800) actions à vote plural de catégorie « A » en actions à droit de vote subalterne de catégorie « B » à un taux moyen de 0,41 $ (2000 – 0,43 $ par action).

(2) Dans le cadre d'une offre publique de rachat régulière prenant effet le 9 décembre 2000, la Société a manifesté l'intention de racheter jusqu'à 260 143 actions à vote plural de catégorie « A » et 2 013 729 actions à droit de vote subalterne de catégorie « B » au cours en vigueur. Le programme expirait le 8 décembre 2000. Au cours de l'exercice 2000, la Société a racheté pour annulation, dans le cadre d'une offre publique de rachat régulière sur la Bourse de Toronto, 45 600 actions à droit de vote subalterne de catégorie « B » pour 816 $.

(3) Le 21 septembre 2000, la Société a octroyé à Hasbro, Inc., à titre de contrepartie partielle dans le cadre du contrat de licence conclu avec elle et dont la description figure à la note 17, un total de 200 000 bons de souscription d'actions conférant à Hasbro, Inc. le droit de souscrire 200 000 actions à droit de vote subalterne de catégorie « B » au prix de levée de 20,20 $, expirant au plus tard le 21 septembre 2005.

NOTE 15 Options d'achat d'actions

Des options pour l'achat d'actions à droit de vote subalterne de catégorie « B » peuvent être accordées dans le cadre de différents régimes, au gré du conseil d'administration, à des cadres supérieurs et à certains employés clés. Le prix de levée des options correspond à la valeur marchande des titres à la date à laquelle les options peuvent être accordées, moins les escomptes permis par la loi et par les règlements des autorités en valeurs mobilières auxquels la Société est alors soumise. Aucune option ne peut être levée dans l'année suivant son octroi et les options pourront être levées, sur une base cumulative, à raison de 25 % dans chacune des quatre années suivantes, et elles expireront au plus tard en l'an 2006.

Le régime d'options d'achat d'actions de la Société se présente ainsi :

	2001		2000	
	Options	Prix de levée moyen pondéré	Options	Prix de levée moyen pondéré
Options en cours au début de l'exercice	**1 503 000**	**13,72 $**	1 498 000	13,55 $
Options accordées	**15 000**	**16,47**	55 000	18,00
Options levées	**(45 000)**	**11,73**	(10 000)	3,25
Options annulées	**(71 000)**	**16,62**	(40 000)	16,11
Options en cours à la fin de l'exercice	**1 402 000**	**13,65 $**	1 503 000	13,72 $

Résumé des options en cours au 30 décembre 2001 :

Total des options en cours				Total des options pouvant être levées	
Options	Prix de levée	Prix de levée moyen pondéré	Durée contractuelle moyenne pondérée restante	Options	Prix de levée moyen pondéré
1,402,000	12.47-18.53 $	13.65 $	2,03	963 250	13,25 $

NOTE 16 Écart de change cumulé

Analyse de l'écart de change cumulé qui est inclus dans les capitaux propres :

	2001	2000	1999
Solde au début de l'exercice	**(410) $**	2 422 $	13 006 $
Conversion des opérations d'établissements étrangers autonomes	**(3 924)**	(3 668)	(10 098)
Conversion des emprunts étrangers servant de couverture de l'investissement net dans des établissements étrangers	**–**	836	(486)
Solde à la fin de l'exercice	**(4 334) $**	(410) $	2 422 $

NOTE 17 Engagements

a) La Société a conclu des contrats de location à long terme portant diverses dates d'expiration d'ici l'an 2011. Les loyers annuels minimums, à l'exclusion des charges additionnelles, seront les suivants :

Exercice se terminant en	Montant
2002	6 963 $
2003	6 061
2004	5 491
2005	4 204
2006	1 520

b) La Société a des facilités de crédit pour un total de 19 390 $, dont des lettres de crédit non acceptées en cours aux 30 décembre 2001 et 2000 de 6 578 $ et de 5 306 $, respectivement.

c) La Société a avec The Ohio Mattress Company Licensing and Components Group (« Sealy ») un contrat de licence en vertu duquel elle a un droit de licence exclusif pour trois ans, qui expire en 2001, pour la fabrication et la distribution de futons aux États-Unis, au Canada et dans le Territoire de Puerto Rico sous la marque Sealy. Sealy aura la faculté de mettre fin à ce contrat avant sa date d'expiration si les niveaux minimaux de ventes définis ne sont pas atteints dans une année donnée. La Société est tenue de verser à Sealy une redevance fixée en pourcentage des ventes, et elle renégocie en ce moment les conditions du contrat de licence.

d) La Société a conclu avec Hasbro, Inc. et Hasbro International, Inc. un contrat de licence de trois ans échéant le 15 juin 2003, relatif à la fabrication, la mise en marché et la distribution des produits de marque Playskool aux États-Unis, au Canada et à Puerto Rico. La Société doit verser en redevances à Hasbro, Inc. et à Hasbro International, Inc. un pourcentage des ventes, sous réserve du paiement des redevances minimales de 900 $ pour l'année de licence 2003.

De plus, à titre de contrepartie partielle dans le cadre dudit contrat de licence, la Société a accepté d'octroyer à Hasbro, Inc. 200 000 bons de souscription d'actions lui conférant le droit de souscrire 200 000 actions à droit de vote subalterne de catégorie « B », comme l'indique la note 14.

NOTE 18 Dettes éventuelles

La Société est mise en cause dans diverses poursuites judiciaires et est partie à un certain nombre d'autres réclamations réelles ou éventuelles qui sont apparues dans le cours normal de ses activités et dont on ne peut encore prévoir les résultats. De l'avis de la direction, à la lumière des informations actuellement disponibles, les dettes monétaires ou les incidences financières que telles poursuites et réclamations réelles ou éventuelles pourraient avoir pour la Société ne seraient pas importantes eu égard à la situation financière consolidée et aux résultats d'exploitation consolidés de la Société.

Lors de l'acquisition d'Ameriwood Industries International Corporation, la Société a pris en charge certains passifs et éventualités d'ordre environnemental associés aux installations du Michigan (États-Unis). La contamination a été découverte en 1989 et déclarée à l'organisme environnemental compétent de l'État. La Société a inclus dans la dette à long terme un montant approximatif de 537 $ (2000 – 958 $) relativement aux passifs environnementaux. De l'avis d'un cabinet d'ingénieurs indépendants, la Société estime que toute perte éventuelle pouvant être subie au-delà des montants constatés n'aura pas d'effet négatif important sur la situation financière consolidée et les résultats d'exploitation consolidés de la Société.

NOTE 19 Responsabilité civile produits

La Société est assurée en ce qui a trait à la responsabilité civile produits, en vertu de contrats d'assurance conventionnels. En outre, la Société est assurée en ce qui a trait à la responsabilité civile produits par un assureur tiers dont les risques sont entièrement réassurés par une société d'assurance captive partagée, dans laquelle la Société détient des actions privilégiées. La couverture assumée par cette société d'assurance tiers est limitée à la juste valeur des actifs détenus par la société d'assurance captive. La Société détient également diverses polices d'assurance excédentaires. Le risque estimatif découlant de la responsabilité civile produits a été calculé par un actuaire indépendant à partir des volumes de ventes historiques et des demandes d'indemnités passées, et il englobe des montants pour des incidents déjà survenus ainsi que des incidents susceptibles de se produire sur des articles vendus avant le 30 décembre 2001. D'après les résultats de l'évaluation actuarielle effectuée en 2001, la Société a constaté une provision de 20 000 $, représentant le risque marginal résultant d'un changement des protections d'assurance. Le passif comptabilisé représente la différence entre le point médian de la fourchette des pertes allant de 26 091 $ à 32 847 $, selon l'estimation de l'actuaire, et la valeur des actifs détenus par la société d'assurance captive partagée. La Société a versé 6 027 $ (2000 – 6 130 $, 1999 – 3 547 $), en règlement des demandes d'indemnités au titre de la responsabilité civile produits.

NOTE 20 Coûts de restructuration

En 2000, la Société a comptabilisé une charge avant impôts de 9 737 $ liée à la fusion et l'intégration des activités et des installations de fabrication de Safety 1st, Inc. Sont compris dans ce total des moins-values de 4 354 $, des indemnités de départ et autres coûts de personnel de 2 067 $, des coûts de consolidation de la distribution de 2 852 $, et d'autres coûts de 464 $. Au 30 décembre 2001, environ 1 828 $ (2000 – 4 365 $) de coûts de restructuration sont inscrits dans les créditeurs et charges à payer.

NOTE 21 Charge fiscale

Les écarts entre la charge fiscale établie en appliquant au bénéfice d'exploitation avant charge fiscale les taux d'imposition de base canadiens combinés (fédéral et provinciaux) et la charge fiscale réelle s'expliquent comme suit :

	2001		2000		1999	
Charge fiscale	**12 517 $**	**40,0 %**	14 162 $	40,0 %	23 093 $	40,0 %
Plus (moins) les effets des facteurs suivants :						
Amortissements non déductibles fiscalement	**2 648**	**8,5**	1 597	4,5	188	0,3
Écart des taux d'imposition effectifs des filiales étrangères	**(3 434)**	**(11,0)**	(2 070)	(5,9)	(2 149)	(3,7)
Recouvrement d'impôts résultant de l'utilisation d'avantages fiscaux non constatés	**(6 127)**	**(19,6)**	(8 571)	(24,2)	(2 657)	(4,6)
Autres – net	**(873)**	**(2,8)**	314	0,9	(719)	(1,2)
Charge fiscale réelle	**4 731 $**	**15,1 %**	5 432 $	15,3 %	17 756 $	30,8 %

NOTE 21 Charge fiscale (suite)

Le tableau qui suit présente les composantes canadiennes et étrangères du bénéfice avant charge fiscale et de la charge fiscale des exercices terminés les 30 décembre :

	2001	2000	1999
Bénéfice (perte) d'exploitation avant charge (économie) fiscale :			
Canadien	**(59) $**	(8 653) $	8 161 $
Étranger	**31 352**	44 059	49 571
	31 293 $	35 406 $	57 732 $
Détail de la charge fiscale :			
Impôts exigibles			
Canadiens	**(1 208) $**	(314) $	2 661 $
Étrangers	**235**	9 703	14 739
	(973)	9 389	17 400
Impôts reportés			
Canadiens	**319**	58	370
Étrangers	**5 385**	(4 015)	(14)
	5 704	(3 957)	356
Charge fiscale totale	**4 731 $**	5 432 $	17 756 $

NOTE 22 Activités abandonnées

En décembre 2000, la Société a adopté un plan en vue de mettre fin aux activités des installations de fabrication de lits d'enfant en bois de Fort Smith (Arkansas) et de vendre les actifs existants. En conséquence, les résultats d'exploitation des installations de Fort Smith (Arkansas) ont été présentés comme des activités abandonnées dans l'état des résultats consolidés ci-joints. Toutes les activités de fabrication ont cessé à Fort Smith au cours de juin 2001. La Société a comptabilisé une perte sur cession des activités abandonnées de 1 058 $ en 2001, causée par des pertes d'exploitation plus élevées que prévu. Au 30 décembre 2001, le bilan consolidé comprend des stocks de 5 379 $ et des immobilisations de 1 222 $ ayant trait à Fort Smith.

En décembre 2000, la Société a adopté un plan en vue de mettre fin à l'importation et à la vente de poussettes par l'entremise de sa filiale Dorel (U.K.) Limited. En conséquence, les résultats d'exploitation ont été présentés comme des activités abandonnées dans l'état des résultats consolidés ci-joints.

Le 30 septembre 2000, la Société a vendu des immobilisations et certains frais payés d'avance d'Infantino, Inc. pour un montant de 1 187 $. De plus, l'acheteur s'est engagé à acquérir les stocks à la valeur comptable, tous les montants étant dus et payables au plus tard le 1er mai 2002. Les stocks remis en consignation à l'acheteur ont totalisé 1 221 $ et 3 724 $ en 2001 et 2000, respectivement. En conséquence, les résultats d'Infantino, Inc. ont été présentés comme des activités abandonnées dans l'état des résultats consolidés ci-joints.

Les résultats d'exploitation relatifs aux activités abandonnées se présentent comme suit :

	2001	2000	1999
Ventes	**– $**	36 311 $	40 985 $
Perte d'exploitation	**–**	(10 489)	(2 331)
Économie d'impôts	**–**	2 534	930
Perte découlant de l'abandon d'activités	**–**	(7 955)	(1 401)
Perte avant impôts sur cession d'activités abandonnées	**(2 101)**	(7 650)	–
Économie d'impôts	**1 043**	2 937	–
Perte sur cession d'activités abandonnées	**(1 058)**	(4 713)	–
Activités abandonnées – déduction faite des impôts	**(1 058) $**	(12 668) $	(1 401) $

Les actifs nets relatifs aux activités abandonnées se présentent comme suit :

	2001	2000
Actifs à court terme	**6 600 $**	13 887 $
Immobilisations	**1 222**	2 188
Total des actifs relatifs aux activités abandonnées	**7 822 $**	16 075 $

NOTE 26 Information sectorielle (suite)

Secteurs d'activité	Meubles pour enfants			Prêts-à-assembler		
	2001	2000	1999	**2001**	2000	1999
Ventes aux consommateurs	**503 892 $**	369 582 $	231 094 $	**244 172 $**	245 745 $	239 544
Ventes intersectorielles	**–**	87	101	**3 155**	878	390
Total des produits d'exploitation	**503 892**	369 669	231 195	**247 327**	246 623	239 934
*** Bénéfice d'exploitation**	**10 624 $**	16 678 $	21 801 $	**44 196 $**	40 438 $	41 257
Charges du siège social						
Intérêts						
Charge fiscale						
Bénéfice tiré des activités poursuivies						
Activités abandonnées						
Bénéfice net						
Actifs sectoriels	**378 211 $**	382 529 $	151 013 $	**83 563 $**	121 848 $	128 29
Actifs non sectoriels						
Actif total						
Dépenses en capital	**8 484 $**	9 647 $	6 504 $	**1 543 $**	3 006 $	9 666
Amortissement	**21 042 $**	15 058 $	5 835 $	**4 728 $**	6 849 $	7 256

* Sont inclus dans le bénéfice d'exploitation du secteur Meubles pour enfants : 2001 : responsabilité civile produits – 20 000 $; 2000 : coûts de restructuration – 9 737 $, responsabilité civile produits – 2 300 $.

Secteurs géographiques	Canada			États-Unis		
	2001	2000	1999	**2001**	2000	1999
Ventes aux consommateurs	**145 672 $**	141 409 $	117 397 $	**682 417 $**	553 491 $	427 473
Ventes entre secteurs géographiques	**4 145**	2 570	1 662	**20 017**	16 810	5 687
Total des produits d'exploitation	**149 817**	143 979	119 059	**702 434**	570 301	433 160
*** Bénéfice d'exploitation**	**19 553 $**	18 185 $	21 747 $	**28 508 $**	32 113 $	42 534
Charges du siège social						
Intérêts						
Charge fiscale						
Bénéfice tiré des activités poursuivies						
Activités abandonnées						
Bénéfice net						
Actifs sectoriels	**43 860 $**	62 801 $	53 254 $	**442 402 $**	465 649 $	252 435
Actifs non sectoriels						
Actif total						

Les cessions entre secteurs géographiques sont comptabilisées à des prix comparables à ceux qui sont demandés sur le marché pour des produits semblables. Les activités de la Société au Canada comprennent des ventes à l'exportation de 114 188 $ (2000 – 113 902 $, 1999 – 102 779 $), principalement à des clients des États-Unis.

* Sont inclus dans le bénéfice d'exploitation une charge de 20 000 $ au titre de la responsabilité civile produits pour l'exercice 2001, et des coûts de restructuration de 362 $ pour le Canada, de 9 375 $ pour les États-Unis et une charge de 2 300 $ au titre pour les États-Unis la responsabilité civile produits pour l'exercice 2000.

NOTE 23 Résultat par action

Le tableau qui suit fait un rapprochement entre le nombre non dilué et le nombre dilué d'actions en circulation :

	2001	2000	1999
Moyenne pondérée quotidienne du nombre d'actions à votre plural de catégorie « A » et d'actions à droit de vote subalterne de catégorie « B »	**28 159 026**	28 124 956	27 957 502
Effet dilutif des options d'achat d'actions et des bons de souscription d'actions	**409 540**	392 225	416 388
Moyenne pondérée du nombre des actions diluées	**28 568 566**	28 517 181	28 373 890
Nombre d'options d'achat d'actions ou de bons de souscription d'actions ayant un effet anti-dilutif, exclus du calcul du résultat par action dilué	**200 000**	411 000	–

NOTE 24 Événements postérieurs à la date du bilan

Le 22 janvier 2002, le troisième plus important client de la Société, Kmart Corporation, et 37 de ses filiales aux États-Unis se sont placés volontairement sous la protection du chapitre 11 du Bankruptcy Code des États-Unis en vue d'une réorganisation. La direction est d'avis que la provision constatée pour ces pertes au 30 décembre 2001 est suffisante pour couvrir les pertes potentielles devant résulter de ses créances non assurées sur ce client.

NOTE 25 État des flux de trésorerie

Variations nettes des soldes hors liquidités du fonds de roulement relatifs aux activités poursuivies :

	2001	2000	1999
Débiteurs	**3 820 $**	1 613 $	(25 479) $
Stocks	**(10 646)**	(20 104)	(5 881)
Frais payés d'avance	**(1 255)**	(4 541)	(3 110)
Créditeurs et charges à payer	**2 042**	17 310	7 227
Impôts sur le revenu	**(8 087)**	(1 060)	2 578
Total	**(14 126) $**	(6 782) $	(24 665) $

Supplément d'informations :

Intérêts versés	**17 556 $**	14 525 $	4 661 $
Impôts payés	**1 546 $**	7 782 $	15 033 $

NOTE 26 Information sectorielle

La direction de la Société a déterminé que les secteurs d'activité suivants constituent l'entreprise principale de la Société :

Meubles pour enfants	- conception, fabrication et distribution de meubles pour enfants et accessoires
Meubles prêts-à-assembler	- conception, fabrication et distribution de meubles prêts-à-assembler
Articles de maison	- conception, fabrication et distribution de produits pour la maison

Articles de maison			Éliminations			Consolidé		
2001	2000	1999	**2001**	2000	1999	**2001**	2000	1999
168 705 $	142 213 $	126 064 $	**– $**	– $	– $	**916 769 $**	757 540 $	596 702 $
2 663	–	–	**(5 818)**	(965)	(491)	**–**	–	–
171 368	142 213	126 064	**(5 818)**	(965)	(491)	**916 769**	757 540	596 702
3 410 $	1 708 $	7 603 $				**58 230**	58 824	70 661
						8 475	7 876	7 710
						18 462	15 542	5 219
						4 731	5 432	17 756
						26 562	29 974	39 976
						(1 058)	(12 668)	(1 401)
						25 504 $	17 306 $	38 575 $
80 835 $	60 265 $	55 976 $				**542 609 $**	564 642 $	335 280 $
						25 965	11 402	8 257
						568 574 $	576 044 $	343 537 $
1 427 $	2 411 $	2 104 $						
2 253 $	2 874 $	2 981 $						

Autres			Éliminations			Consolidé		
2001	2000	1999	**2001**	2000	1999	**2001**	2000	1999
88 680 $	62 640 $	51 832 $	**– $**	– $	– $	**916 769 $**	757 540 $	596 702 $
5 430	3 541	185	**(29 592)**	(22 921)	(7 534)	**–**	–	–
94 110	66 181	52 017	**(29 592)**	(22 921)	(7 534)	**916 769**	757 540	596 702
10 169 $	8 526 $	6 380 $				**58 230**	58 824	70 661
						8 475	7 876	7 710
						18 462	15 542	5 219
						4 731	5 432	17 756
						26 562	29 974	39 976
						(1 058)	(12 668)	(1 401)
						25 504 $	17 306 $	38 575 $
56 347 $	36 192 $	29 591 $				**542 609 $**	564 642 $	335 280 $
						25 965	11 402	8 257
						568 574 $	576 044 $	343 537 $

NOTE 27 Principes comptables des États-Unis

Les états financiers consolidés de la Société ont été préparés conformément aux principes comptables généralement reconnus au Canada (les PCGR canadiens) qui, dans le cas de la Société, respectent à tous les égards importants ceux des États-Unis (les PCGR américains) et les exigences de la Securities and Exchange Commission (SEC), sauf sous les aspects suivants :

Charges reportées

Les PCGR canadiens permettent le report et l'amortissement des frais de développement si des critères précis sont respectés. En vertu des PCGR américains, tous les frais classés comme des frais de développement sont passés en charges au moment où ils sont engagés.

Impôts reportés

En 2000, la Société a adopté les recommandations de l'Institut Canadien des Comptables Agréés (ICCA) faisant l'objet du chapitre 3465, « Impôts sur les bénéfices », qu'elle a appliquées rétroactivement sans retraitement des états financiers des exercices antérieurs. Cette nouvelle norme est essentiellement la même que la norme contenue dans le SFAS no 109 des États-Unis, « Accounting for Income Taxes ». Avant 2000, en vertu des PCGR canadiens, les impôts sur les bénéfices étaient comptabilisés selon la méthode du report d'impôt qui prévoyait la répartition des écarts entre le bénéfice comptable et le bénéfice imposable de l'exercice, l'incidence fiscale étant calculée aux taux d'imposition et conformément aux règlements s'appliquant à cet exercice.

Régimes de retraite et avantages complémentaires de retraite

En 2000, la Société a adopté les recommandations de l'Institut Canadien des Comptables Agréés (ICCA) faisant l'objet du chapitre 3461, « Avantages sociaux futurs », qu'elle a appliquées rétroactivement sans retraitement des états financiers des exercices antérieurs. Cette nouvelle norme est essentiellement la même que celle des États-Unis. Avant 2000, les PCGR canadiens n'exigeaient pas la comptabilisation d'un passif de retraite minimal supplémentaire au titre des régimes de retraite sous-capitalisés. De plus, les coûts au titre des avantages complémentaires de retraite autres que les régimes de retraite étaient généralement passés en charges au moment où ils étaient engagés.

Conversion de devises

Selon les PCGR canadiens, les gains et les pertes non réalisés et réalisés sur des opérations en devises qualifiées de couverture peuvent être reportés aussi longtemps que l'on a une assurance raisonnable que la couverture sera efficace. Selon les PCGR américains, le report n'est permis que pour les opérations en devises conclues dans le but de protéger les engagements en devises de l'entreprise.

Résultat avant amortissement de l'écart d'acquisition

Selon les PCGR canadiens, le chapitre 1581, « Regroupements d'entreprises », récemment publié, permet que l'amortissement de l'écart d'acquisition soit présenté après déduction des impôts sous un poste distinct de l'état des résultats consolidés. Ce mode de présentation n'est actuellement pas permis selon les PCGR américains.

Options d'achat d'actions

Le *Financial Accounting Standards Board* des États-Unis a publié une nouvelle norme, le SFAS n° 123, relativement à la comptabilisation des rémunérations fondées sur l'actionnariat. La Société a choisi de continuer de comptabiliser son régime de rémunération fondé sur l'actionnariat selon les directives contenues dans l'*Accounting Principles Board Opinion* n° 25 aux fins du rapprochement avec les PCGR américains ; toutefois, les informations supplémentaires qui sont exigées suivant les directives du SFAS n° 123 sont fournies ci-dessous.

Conformément à la politique de la Société, le prix de levée des options d'achat d'actions de la Société pour le salarié est égal à la valeur de marché des actions sous-jacentes à la date de l'octroi de l'option. Par conséquent, selon les règles définies dans l'APB 25, aucune charge correspondante n'a été comptabilisée au titre de la rémunération dans les résultats d'exploitation de la Société aux fins des PCGR américains.

Si la Société avait choisi de constater les coûts de rémunération sur la base de la juste valeur à la date de l'octroi des options, conformément aux dispositions du SFAS n° 123, le bénéfice net et le bénéfice par action de la Société auraient été diminués des montants pro forma suivants :

	2001	**2000**	**1999**
Bénéfice pro forma tiré des activités poursuivies selon les PCGR américains	**20 165 $**	25 696 $	38 705 $
Perte afférente aux activités abandonnées	**(1 058)**	(12 668)	(1 401)
Bénéfice net pro forma selon les PCGR américains	**19 107 $**	13 028 $	37 304 $
Bénéfice par action pro forma			
Non dilué			
Bénéfice pro forma tiré des activités poursuivies	**0,72 $**	0,91 $	1,38 $
Bénéfice net pro forma	**0,68 $**	0,46 $	1,33 $
Dilué			
Bénéfice pro forma tiré des activités poursuivies	**0,71 $**	0,90 $	1,36 $
Bénéfice net pro forma	**0,67 $**	0,46 $	1,31 $

NOTE 27 Principes comptables des États-Unis (suite)

Les chiffres ci-dessus du bénéfice net et du bénéfice par action pro forma ont été calculés en utilisant la juste valeur des options accordées à la date de l'octroi, déterminée selon la méthode d'évaluation des options de Black-Scholes. Aux fins de ces calculs, on a utilisé comme hypothèses les moyennes pondérées suivantes pour les exercices 2001, 2000 et 1999 :

	2001	**2000**	**1999**
Taux d'intérêt hors risque	**5,81 %**	7,27 %	6,44 %
Rendement des actions	**–**	–	–
Facteur de volatilité de la valeur de marché prévue des actions de la Société	**0,354**	0,348	0,303
Durée à l'échéance	**1,67**	2,80	3,74

Bénéfices non répartis

Selon les PCGR canadiens, les frais d'émission d'actions sont présentés comme un ajustement des bénéfices non répartis. Selon les PCGR américains, la valeur comptable du capital-actions est présentée déduction faite des frais d'émission.

Le tableau suivant fait un rapprochement entre le bénéfice net présenté à l'état des résultats consolidés et le bénéfice net qui aurait été présenté si les états financiers avaient été préparés selon les PCGR américains et les exigences de la SEC :

	2001	**2000**	**1999**
Bénéfice tiré des activités poursuivies selon les PCGR canadiens	**26 562 $**	29 974 $	39 976 $
Ajustements visant à rapprocher les états financiers des PCGR américains :			
Frais de développement de produits reportés	**(3 964)**	(2 275)	(557)
Comptabilisation des instruments dérivés	**(2 264)**	(366)	342
Amortissement de l'écart d'acquisition	**(402)**	(123)	(208)
Intérêts débiteurs	**(675)**	–	–
Comptabilisation des régimes de retraite	–	–	118
Avantages complémentaires de retraite	–	–	(692)
Impôts sur les bénéfices	**2 583**	(420)	549
	(4 722)	(3 184)	(448)
Effet cumulé du changement adoption du SFAS n° 113, « Accounting for Derivative Instruments and Hedging Activities », déduction faite des impôts	**(665)**	–	–
	(5 387)	(3 184)	(448)
Bénéfice tiré des activités poursuivies selon les PCGR américains	**21 175**	26 790	39 528
Perte afférente aux activités abandonnées	**(1 058)**	(12 668)	(1 401)
Bénéfice net selon les PCGR américains	**20 117 $**	14 122 $	38 127 $
Bénéfice par action :			
Non dilué			
Bénéfice tiré des activités poursuivies	**0,75 $**	0,95 $	1,41 $
Bénéfice net	**0,71 $**	0,50 $	1,36 $
Dilué			
Bénéfice tiré des activités poursuivies	**0,74 $**	0,94 $	1,39 $
Bénéfice net	**0,70 $**	0,50 $	1,34 $

NOTE 27 **Principes comptables des États-Unis (suite)**

Nouvelles prises de position comptables

Comptabilisation des instruments dérivés et des activités de couverture

Le *Financial Accounting Standards Board* des États-Unis a publié la norme SFAS n° 133, « Accounting for Derivative Instruments and Hedging Activities », qui est en vigueur pour l'exercice de la Société se terminant le 30 décembre 2001. Cette norme exige que tous les instruments dérivés soient comptabilisés au bilan à leur juste valeur. Les variations de la juste valeur des dérivés sont comptabilisées à chaque exercice, dans le bénéfice d'exploitation ou le bénéfice global, selon l'utilisation que l'on a l'intention de faire du dérivé, de la désignation qui en résulte et de son efficacité.

Comptabilisation de certaines opérations faisant intervenir une rémunération en actions

Le *Financial Accounting Standards Board* des États-Unis a publié le FASB Interpretation n° 44 de l'APB Opinion n° 25, « Accounting for Certain Transactions Involving Stock Compensation ». Cette interprétation n'aura pas d'incidence appréciable sur les états financiers consolidés de la Société, aux fins des PCGR américains.

Le tableau qui suit résume les montants présentés au bilan selon les PCGR américains lorsqu'ils diffèrent des montants présentés selon les PCGR canadiens :

	2001	**2000**
Charges reportées	**187 $**	4 385 $
Actifs incorporels	**157 318**	154 243
Actif d'impôts reportés – nets	**1 632**	347
Créditeurs et charges à payer	**104 907**	101 151
Capital-actions	**61 234**	60 706
Bénéfices non répartis	**147 682**	128 158
Écart de change cumulé	**(4 279)**	(319)

Les impôts reportés au bilan se présentent comme suit :

Actifs d'impôts reportés à court terme :		
Réserves et provisions	**10 877 $**	15 555 $
Autres	**318**	335
Actifs d'impôts reportés à court terme nets	**11 195 $**	15 890 $

	2001	**2000**
Actifs d'impôts reportés à long terme :		
Avantages complémentaires de retraite	**2 232 $**	2 842 $
Frais d'émission d'actions	**74**	250
Frais de développement	**2 027**	590
Report de perte d'exploitation en avant	**8 385**	7 720
Dérivés	**1 501**	–
Autres	**151**	82
Total des actifs d'impôts reportés à long terme	**14 370**	11 484
Passifs d'impôts reportés à long terme :		
Prestations de retraite aux salariés	**131**	162
Dérivés	**–**	19
Immobilisations	**11 363**	10 555
Actifs incorporels	**1 244**	401
Total des passifs d'impôts reportés à long terme	**12 738**	11 137
Actifs d'impôts reportés à long terme nets	**1 632 $**	347 $

NOTE 27 **Principes comptables des États-Unis (suite)**

L'état des flux de trésorerie de la Société dressé selon les PCGR américains se présenterait comme suit :

	2001	2000	1999
Activités d'exploitation	**40 451 $**	45 287 $	30 344 $
Activités de financement	**(36 534)**	(15 169)	(10 550)
Activités d'investissement	**10 778**	(18 600)	(18 317)
Flux de trésorerie nets liés aux activités abandonnées	**(3 675)**	(10 557)	(2 565)
Effet des taux de change sur les liquidités	**950**	(374)	346
Augmentation (diminution) des espèces et quasi-espèces	**11 970 $**	587 $	(742) $

Bénéfice global

Le *Financial Accounting Standards Board* des États-Unis a publié la norme SFAS n° 130, « Reporting Comprehensive Income ». Pour la Société, la principale différence entre le bénéfice net traditionnellement présenté dans l'état des résultats consolidés et le bénéfice global provient de l'écart de change présenté dans les capitaux propres et du passif de retraite minimal qui n'est pas encore constaté comme une charge de retraite périodique nette. Le bénéfice global se présente comme suit :

	2001	2000	1999
Bénéfice net selon les PCGR américains	**20 117 $**	14 122 $	38 127 $
Ajustements au titre des écarts de change	**(2 623)**	(1 893)	(7 074)
Effet cumulé du changement – adoption du SFAS n° 113, « Accounting for Derivative Instruments and Hedging Activities », déduction faite des impôts	**(413)**	–	–
Réalisation de montants reportés, déduction faite des impôts	**413**	–	–
Ajustements du passif de retraite minimal	**–**	–	1 667
Bénéfice global	**17 494 $**	12 229 $	32 720 $

renseignements généraux

ADMINISTRATEURS

Martin Schwartz
Président et chef de la direction, Les Industries Dorel Inc.

Jeff Segel
Vice-président, ventes et marketing, Les Industries Dorel Inc.

Alan Schwartz
Vice-président, opérations, Les Industries Dorel Inc.

Jeffrey Schwartz
Vice-président, finances et secrétaire
Les Industries Dorel Inc.

Dr Laurent Picard, D.B.A. Harvard et C.C.*
Ex-doyen de la Faculté des sciences de l'administration
Université de McGill

Bruce Kaufman *
Président, Trans Island Airways Ltd.

Maurice Tousson *
Président et chef de la direction, Groupe CDREM Inc.

* Membres du comité de vérification

MEMBRES DE LA DIRECTION

Martin Schwartz
Président et chef de la direction

Pierre Dupuis
Chef de l'exploitation

Jeffrey Schwartz
Vice-président, finances et secrétaire

Jeff Segel
Vice-président, ventes et marketing

Alan Schwartz
Vice-président, opérations

Frank Rana
Trésorier

40 ans déjà...

1962



Leo Schwartz (Fondateur)

1987

Premier appel public
Inscription à la
Bourse de Montréal

1988


COSCO
COSCO

Acquisition de Cosco

1990

Inscription à la
Bourse de Toronto

1990


CHARLESWOOD

Acquisition de Charleswood

1994



Acquisition de Maxi

DOREL INDUSTRIES INC.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
May 30, 2002

TAKE NOTICE that the Annual General Meeting of Shareholders (the "Meeting") of DOREL INDUSTRIES INC. (the "Company") will be held at:

Place: Hotel Omni
Salon Pierre-de-Coubertin
1050 Sherbrooke Street West
Montreal, Quebec

Date: May 30, 2002

Time: 11:00 a.m.

The purposes of the Meeting are:

1. To receive and consider the consolidated financial statements of the Company for the fiscal year ended December 30, 2001 and the auditors' report thereon;

2. To elect directors;

3. To appoint auditors and authorize the directors to fix their remuneration; and

4. To transact such other business as may properly be brought before the Meeting.

If you are unable to attend the Meeting in person, please date, sign and return the enclosed form of proxy. Proxies to be used at the Meeting must be deposited with Computershare Trust Company of Canada, P.O. Box 1900, Station B, Montreal, Quebec H3B 3L6 prior to 5:00 p.m. on the last business day immediately preceding the Meeting or with the Secretary of the Company before the commencement of the Meeting or at any adjournment thereof.

DATED at Montreal, Quebec
April 24, 2002

BY ORDER OF THE BOARD OF DIRECTORS

Jeffrey Schwartz

Jeffrey Schwartz
Vice-President, Finance and Secretary

MANAGEMENT PROXY CIRCULAR

SOLICITATION OF PROXIES BY MANAGEMENT

This Management Proxy Circular is furnished in connection with the solicitation by the management of Dorel Industries Inc. (the "Company") of proxies to be used at the Annual General Meeting of Shareholders (the "Meeting") of the Company to be held at the time and place and for the purposes set forth in the Notice of Meeting. It is expected that the solicitation will be made primarily by mail. However, directors, officers and employees of the Company may also solicit proxies by telephone, telecopier, e-mail or in person. The total cost of solicitation of proxies will be borne by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy are directors and officers of the Company. A Shareholder has the right to appoint as his or her proxy a person, who need not be a Shareholder, other than those whose names are printed on the accompanying form of proxy. **A Shareholder who wishes to appoint some other person to represent him or her at the Meeting may do so either by inserting such other person's name in the blank space provided in the form of proxy and signing the form of proxy or by completing and signing another proper form of proxy.**

A Shareholder who has given a proxy may revoke it, as to any motion on which a vote has not already been cast pursuant to the authority conferred by it, by an instrument in writing executed by the Shareholder or by his attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. The revocation of a proxy, in order to be acted upon, must be deposited with the Company's transfer agent and registrar, Computershare Trust Company of Canada, P.O. Box 1900, Station B, Montreal, Quebec H3B 3L6 prior to 5:00 p.m. on the last business day immediately preceding the Meeting or with the Secretary of the Company before the commencement of the Meeting or at any adjournment thereof.

EXERCISE OF DISCRETION BY PROXIES

Shares represented by properly executed proxies in favour of the persons designated in the enclosed form of proxy, in the absence of any direction to the contrary, will be voted for: (i) the election of directors; and (ii) the appointment of auditors, as stated under such headings in this Management Proxy Circular. Instructions with respect to voting will be respected by the persons designated in the enclosed form of proxy. With respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters that may properly come before the Meeting, such shares will be voted by the persons so designated in their discretion. At the time of printing this Management Proxy Circular, the management of the Company knows of no such amendments, variations or other matters.

VOTING SHARES

As at March 31, 2002, there were issued and outstanding 4,937,360 Class A Multiple Voting Shares and 23,280,132 Class B Subordinate Voting Shares of the Company. Each Class A Multiple Voting Share entitles the holder thereof to ten votes while each Class B Subordinate Voting Share entitles the holder thereof to one vote. The Company has fixed April 24, 2002 as the record date (the "Record Date") for the purpose of determining Shareholders entitled to receive notice of the Meeting. Any registered Shareholder of record as at the close of business on April 24, 2002 will be entitled to vote at the Meeting. The Company will prepare a list of Shareholders entitled to receive notice of this Meeting and showing the number of shares held by each such Shareholder, which list shall be as at a date not later than ten days after the Record Date.

PRINCIPAL HOLDERS

As at March 31, 2002, to the best knowledge of the Company, no person beneficially owned, directly or indirectly, or exercised control or direction over more than 10% of the Class B Subordinate Voting Shares of the Company. As at the same date, to the best knowledge of the Company, the following persons beneficially owned, directly or indirectly, or exercised control or direction over, more than 10% of the Class A Multiple Voting Shares of the Company:

Name and place of residence	Number of shares held	Percentage of class
Alan Schwartz .... Montreal, Quebec	771,600	15.6
Martin Schwartz .... Montreal, Quebec	761,600	15.4
Jeff Segel .... Montreal, Quebec	765,600	15.5
Jeffrey Schwartz .... Toronto, Ontario	761,600	15.4
Laura Schwartz .... Montreal, Quebec	669,240	13.6

ELECTION OF DIRECTORS

The Board currently consists of seven directors. The persons named in the enclosed form of proxy intend to vote for the election of the seven nominees whose names are set forth below. Each director will hold office until the next annual general meeting of shareholders or until the election of his successor, unless he resigns or his office becomes vacant by removal, death or other cause.

The following table states the name of each of the persons proposed to be nominated for election as director, all other positions and offices with the Company now held by such person, his or her principal occupation, the year in which such person became a director of the Company, and the number of Class A Multiple Voting Shares and Class B Subordinate Voting Shares of the Company that such person has advised are beneficially owned or over which control or direction is exercised by such person as at the date indicated below.

Name and Position with the Company	Principal Occupation	First year as director	Number of shares beneficially owned or over which control is exercised as at March 31, 2002	
			Class A	Class B
Martin Schwartz .... President, Chief Executive Officer and Director	President and Chief Executive Officer of the Company	1987	761,600	649,600
Jeff Segel .... Vice-President, Sales and Marketing and Director	Vice-President, Sales and Marketing of the Company	1987	765,600	615,600
Alan Schwartz .... Vice-President, Operations and Director	Vice-President, Operations of the Company	1987	771,600	635,600
Jeffrey Schwartz .... Vice-President, Finance, Secretary and Director	Vice-President, Finance of the Company	1987	761,600	649,800
Dr. Laurent Picard[(1)(2)] .... Director	Retired Professor McGill University	1988	—	11,000
Bruce Kaufman[(1)(2)] .... Director	Chairman Trans Island Airways Ltd. (regional airline carrier)	1987	—	—
Maurice Tousson[(1)(2)] .... Director	President and Chief Executive Officer CDREM Inc. (retailer)	1995	2,000	—

(1) Member of the Audit Committee.

(2) Member of the Human Resources and Corporate Governance Committee.

The information as to shares beneficially owned or over which the above-named individuals exercise control or direction is not within the knowledge of the Company and has been furnished by the respective nominees individually. The Company does not have an Executive Committee of the Board of Directors.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

The Company has purchased insurance for the benefit of the Company's directors and officers against any liability incurred by them in their capacity as directors and officers. The Company pays the premium, which amounted to US $125,750 for the fiscal year ended December 30, 2001. The policy provides coverage in respect of a maximum total liability of US $15 million.

REMUNERATION OF DIRECTORS AND OFFICERS

Executive Compensation

The following table sets out all annual and long-term compensation for services in all capacities to the Company and its subsidiaries for the fiscal years ended December 30, 2001, 2000 and 1999 of the Chief Executive Officer and the four other most highly compensated executive officers (collectively, the "Named Executive Officers").

Summary Compensation Table

	Annual Compensation				Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary $	Bonus $	Other Annual Compensation $	Number of Options Granted	Restricted Stock Awards	LTIP Payouts	All Other
Martin Schwartz	2001	625,000	335,000	—	—	—	—	—
President and Chief Executive	2000	600,000	360,000	—	—	—	—	—
Officer	1999	415,000	920,645	—	—	—	—	—
Jeff Segel	2001	625,000	335,000	—	—	—	—	—
Vice-President, Sales and	2000	600,000	360,000	—	—	—	—	—
Marketing	1999	415,000	920,645	—	—	—	—	—
Alan Schwartz	2001	625,000	335,000	—	—	—	—	—
Vice-President, Operations	2000	600,000	360,000	—	—	—	—	—
	1999	415,000	920,645	—	—	—	—	—
Jeffrey Schwartz	2001	625,000	335,000	—	—	—	—	—
Vice-President, Finance	2000	600,000	360,000	—	—	—	—	—
	1999	415,000	920,645	—	—	—	—	—
Robert Klassen	2001	503,796	397,939	5,574	—	—	—	—
President	2000	456,071	245,058	7,060	—	—	—	—
Ameriwood Industries Inc.	1999	182,498	184,328	—	—	—	—	—

During the fiscal year ended December 30, 2001, the Company paid a total of $3,014,719 in salary and $1,564,514 in bonuses to its six executive officers.

Option Grants During the Most Recently Completed Fiscal Year

In March 1998, the Board of Directors of the Company created the 1998 Stock Option Plan (the "1998 Plan") for its directors, officers and employees. The 1998 Plan was ratified by the Shareholders at the annual general meeting held on May 28, 1998. In January 2001, the Board of Directors amended the 1998 Plan, increasing the number of Class B Subordinate Voting Shares that can be issued thereunder from 1,500,000 to 3,000,000. The amendment was ratified by the Shareholders at the annual general meeting held on May 31, 2001.

Under the 1998 Plan, the option price per share is set by the Board of Directors at the time of the granting of each option, but cannot be less than the closing sale price of the Class B Subordinate Voting Shares on the Toronto Stock Exchange on the trading day immediately preceding the date of the grant. The maximum period during which an option may be exercised is ten years from the date of the grant. No option may be exercised during the first year following the grant thereof. An option may be exercised in whole or in part in respect of 25% of the shares underlying the option during each of the second, third, fourth and fifth years following the grant thereof.

There were no options granted to the Named Executive Officers during the fiscal year ended December 30, 2001.

Option Exercises in Last Fiscal Year and Fiscal Year End Option Value

The Named Executive Officers did not exercise any stock options during the fiscal year ended December 30, 2001. The following table sets out the value of options held by the Named Executive Officers at fiscal year end.

Name	Shares Acquired on Exercise	Value Realized ($)	Number of Unexercised Options at Fiscal Year End Exercisable / Unexercisable	Value of Unexercised in the Money Options at Fiscal Year End Exercisable / Unexercisable ($) (1)
Martin Schwartz	—	—	150,000 / 50,000	2,137,500 / 712,500
Jeff Segel	—	—	150,000 / 50,000	2,137,500 / 712,500
Alan Schwartz	—	—	150,000 / 50,000	2,137,500 / 712,500
Jeffrey Schwartz	—	—	150,000 / 50,000	2,137,500 / 712,500
Robert Klassen	—	—	30,000 / 10,000	427,500 / 142,500

(1) The value of unexercised "in the money" options is calculated using the closing price of the Class B Subordinate Voting Shares on the Toronto Stock Exchange on December 30, 2001 ($32.25) less the respective exercise prices of the options.

Composition of the Human Resources and Corporate Governance Committee

The Human Resources and Corporate Governance Committee is composed of three members, namely: Bruce Kaufman, Dr. Laurent Picard and Maurice Tousson. None of the members of the Human Resources and Corporate Governance Committee is an officer or employee of the Company.

Report on Executive Compensation

The compensation of the Company's senior officers is determined by the Board of Directors upon recommendations made by the Human Resources and Corporate Governance Committee. The Company's executive compensation program is designed to pay for performance and to be competitive with other firms of comparable size in similar fields. The compensation of the Company's President and Chief Executive Officer is equivalent to that of other members of the Company's senior management.

The Company's executive compensation program is comprised of a base salary and variable components in the form of an annual bonus opportunity and stock options. The annual bonus provides an opportunity for management and executive employees to earn an annual cash incentive based on the degree of achievement of objectives set by the Board of Directors.

The variable components of the Company's executive compensation program are designed to closely link the compensation of the Company's senior executives and management employees with the performance of the Company as a whole.

The above report is submitted on behalf of the Human Resources and Corporate Governance Committee by the directors whose names appear below:

Bruce Kaufman   Dr. Laurent Picard   Maurice Tousson

Performance Graph

The following graph compares the total return of a $100 investment in the Class A Multiple Voting Shares and Class B Subordinate Voting Shares of the Company, respectively, made on December 31, 1996 with the cumulative return of the TSE 300 Index for the period from December 31, 1996 to March 1, 2002.


Dorel Industries Price Performance vs TSE 300
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TSE 300
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Remuneration of Directors

During the fiscal year ended December 30, 2001, the Company paid a total of $75,000 to the three directors who are not officers of the Company for their services in such capacity.

APPOINTMENT OF AUDITORS

Except where authorization to vote with respect to the appointment of auditors is withheld, the persons named in the accompanying form of proxy intend to vote for the appointment of Goldsmith Miller Hersh, Chartered Accountants, as the auditors of the Company until the next annual general meeting of Shareholders. Goldsmith Miller Hersh, Chartered Accountants, have served as the auditors of the Company since its initial public offering in 1987.

OTHER MATTERS

Management of the Company knows of no other matter to come before the Meeting other than those referred to in the Notice of Meeting. However, if any other matters that are not known to the management should properly come before the Meeting, the accompanying form of proxy confers discretionary authority upon the persons named therein to vote on such matters in accordance with their best judgment.

CORPORATE GOVERNANCE PRACTICES

Corporate Governance

In December 1994, the Toronto Stock Exchange Committee on Corporate Governance in Canada issued a report (the "TSE Report") containing a series of guidelines for effective corporate governance. The guidelines address matters such as the composition and independence of corporate boards, the functions to be performed by boards and their committees and the effectiveness and education of board members. To implement these guidelines, the Toronto Stock Exchange adopted a requirement stipulating that each listed corporation must disclose its approach to corporate governance with reference to the guidelines. The required disclosure is set out below.

The TSE Report placed strong emphasis on the make-up and independence of corporate boards. In particular, it recommended that a board should be composed of a majority of unrelated directors. An "unrelated" director, under the TSE Report, is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the corporation, other than interests and relationships arising from shareholding. The composition of the Board of Directors of the Company is discussed below.

In the case of corporations that have a "significant shareholder", the TSE Report also discussed the requirement for fairly reflecting the investment of minority shareholders. A "significant shareholder" is defined in the TSE Report as a shareholder with the ability to exercise a majority of the votes for the election of directors attached to the outstanding shares of the corporation. In the circumstances where a corporation has a significant shareholder, the TSE Report recommends that, in addition to a majority of unrelated directors, the board should include a number of directors who do not have interests in or relationships with either the corporation or the significant shareholder in order to fairly reflect the investment in the corporation by shareholders other than the significant shareholder. The Board of Directors considers that no one person is a significant shareholder of the Company. However, Martin Schwartz, Jeff Segel, Alan Schwartz, Jeffrey Schwartz and Laura Schwartz in the aggregate have the ability to exercise a majority of the votes for the election of directors attached to the outstanding shares of the Company. Martin Schwartz, Alan Schwartz and Jeffrey Schwartz are the sons of Laura Schwartz; Jeff Segel is related through marriage to Martin Schwartz.

Board of Directors

The Board of Directors of the Company recognizes that it is ultimately responsible for ensuring that the business and affairs of the Company are managed properly to protect and enhance shareholder value, including the financial viability of the business.

The Board of Directors discharges its responsibilities directly and through the delegation of responsibilities to each of its committees. The Board of Directors determines matters of corporate policy, assesses management's execution of these policies and reviews the results obtained.

The Board of Directors assumes stewardship of and approves annual and interim financial statements, strategic, business and succession plans as well as the Company's communications policy. In addition, developments and issues of current relevance are reviewed, such as the identification of the principal risks of the Company's business and implementation of appropriate systems to manage the risks. The Board of Directors also ensures that management fulfils its responsibilities for financial reporting and internal control.

There are four scheduled Board of Directors meetings per year. Additional meetings of the Board of Directors are held as required.

Committees of the Board of Directors

The Board of Directors has established two standing committees and has delegated certain responsibilities to each. The Board of Directors has also instructed each committee to perform certain advisory functions and make recommendations and report to the Board of Directors.

Audit Committee

The Audit Committee meets with the Chief Financial Officer of the Company and the independent auditors to review and inquire into matters affecting financial reporting, the system of internal accounting and financial controls and procedures and the audit procedure and audit plans. The Audit Committee also recommends to the Board of Directors the auditors to be appointed. In addition, the Audit Committee reviews and recommends to the Board of Directors for approval the quarterly and annual financial statements. The Audit Committee also reviews with management and reports to the Board of Directors, on an annual basis, on the financial plans and objectives of the Company. The Audit Committee also provides a direct communication channel between directors, the external auditors, the internal auditors and the Company executives responsible for financial matters. The Audit Committee is composed of three members, namely: Dr. Laurent Picard (Chairman), Bruce Kaufman and Maurice Tousson. None of the members of the Audit Committee is an officer or employee of the Company or any of its subsidiaries.

Human Resources and Corporate Governance Committee

The Human Resources and Corporate Governance Committee is responsible for recommending the appointment of officers to the Board of Directors, considering terms of executive employment, including matters of compensation, and recommending awards under the Company's 1998 Stock Option Plan. The Human Resources and Corporate Governance Committee is also responsible for reviewing the Company's corporate governance practices and reporting thereon to the Board of Directors, as well as for seeking potential nominees for Board membership. The Human Resources and Corporate Governance Committee is composed of three members, namely: Bruce Kaufman, Dr. Laurent Picard and Maurice Tousson. None of the members of the Compensation Committee is an officer or employee of the Company or any of its subsidiaries.

CORPORATE GOVERNANCE GUIDELINES

The following are the 14 guidelines established by the Toronto Stock Exchange with respect to corporate governance and the Company's practice as regards each of the guidelines.

1. The Board of Directors should explicitly assume responsibility for stewardship of the corporation, and specifically for:

(a) adoption of a strategic planning process

Board of Directors meetings from time-to-time focus on substantial strategic planning matters.

The Board of Directors reviews the objectives of the CEO and provides guidance for the development of corporate strategy.

(b) identification of principal risks, and implementing risk management systems

The Board of Directors from time-to-time identifies the Company's principal risks. The Board of Directors will implement systems to address these risks as necessary.

(c) succession planning and monitoring senior management

The Board of Directors reviews and discusses organizational structure and succession planning matters as required.

The Company monitors the performance of senior management based on objectives and budgets approved by the Board of Directors.

(d) communications policy

The Company considers investor relations to be important. Every Shareholder inquiry receives a prompt response from an appropriate officer of the Company. The Audit Committee and the Board of Directors approve quarterly and annual financial statements prior to their distribution to the Shareholders.

(e) integrity of internal control and management information systems

The Board of Directors has, through its oversight and the appointment of the Audit Committee and the Human Resources and Corporate Governance Committee, put in place an effective system for monitoring the implementation of corporate strategies. The Audit Committee is responsible for the compliance of financial reporting with accounting principles. The Human Resources and Corporate Governance Committee is responsible for reviewing and advising the Board of Directors on employment and remuneration matters.

2. Majority of directors should be "unrelated" (independent of management and free from conflicting interest)

The Board of Directors considers that three of the seven directors are "unrelated".

3. Disclosure for each director whether he is related, and how that conclusion was reached

The Board of Directors considers that Martin Schwartz, Jeff Segel, Alan Schwartz and Jeffrey Schwartz are "related" to management in that each is a senior officer of the Company.

4. (a) Appoint a committee responsible for appointment/assessment of directors

The Board of Directors and the President are responsible for recommending candidates for election, filling vacancies on the Board of Directors and assessing the performance of directors.

(b) Composed exclusively of non-management directors, the majority of whom are unrelated

Not applicable.

5. Implement a process for assessing the effectiveness of the Board, its committees and individual directors

The Company has no formal policy for assessing the effectiveness of the Board of Directors, its committees and individual directors. The directors from time-to-time comment on the effectiveness of Board of Directors operations.

6. Provide orientation and education programs for new directors

The Company provides an orientation program for new appointees to the Board of Directors and various committees in the form of informal meetings with members of senior management and complemented by presentations on the main areas of the Company's business.

7. Consider reducing size of Board, with a view to improving effectiveness

The Board of Directors currently consists of seven directors. Shareholders will be asked to consider seven nominees for director at the Meeting. The Board of Directors is of the view that a Board of Directors consisting of seven directors is large enough to present a diversity of views and experience, but also small enough to carry out its duties efficiently.

8. Review compensation of directors in light of risks and responsibilities

The Human Resources and Corporate Governance Committee is mandated to review and recommend to the Board of Directors for approval the remuneration of directors. The Committee considers time commitment, comparative fees and responsibilities in determining remuneration.

9. Committees should generally be composed of unrelated and non-management directors

The Audit Committee and Human Resources and Corporate Governance Committee are composed solely of unrelated and non-management directors.

10. Appoint a committee responsible for approach to corporate governance issues

The Board of Directors has appointed a Human Resources and Corporate Governance Committee to review corporate governance matters and to report thereon to the Board of Directors.

11. (a) Define limits to management's responsibilities by developing mandates for:

(i) the Board

There is no specific mandate for the Board of Directors, since the Board of Directors has plenary power. Any responsibility that is not delegated to senior management or a Board of Directors committee remains with the full Board of Directors.

(ii) the CEO

The CEO's objectives constitute a mandate on a year-to-year basis. These objectives include the general mandate to maximize shareholder value.

(b) Board should approve CEO's corporate objectives

The Board of Directors approves the CEO's objectives for the Company on an annual basis.

12. Establish structures and procedures to enable the Board to function independently of management

Meetings of the Board of Directors are chaired by the President and Chief Executive Officer of the Company, Mr. Martin Schwartz. The Board of Directors believes that setting the agenda and ensuring that the relevant information is made available to the Board of Directors, a key element for an efficient corporate governance practice, is best served by a person who has intimate knowledge of the Company and its business. Since meetings of the Board of Directors are chaired by the President and Chief Executive Officer of the Company, the Board of Directors has given the Human Resources and Corporate Governance Committee (chaired by Mr. Bruce Kaufman, an unrelated director of the Company) the responsibility of ensuring that the Board of Directors functions independently of management. Moreover, the Board of Directors may meet independently of management when required.

13. Establish an audit committee with a specifically defined mandate

The Audit Committee is mandated to: (i) monitor external audit functions and the preparation of financial statements; and (ii) meet with the outside auditors independently of management. All members of the Audit Committee are non-management directors.

14. Implement a system to enable individual directors to engage outside advisers, at the Company's expense

If necessary, the President of the Company may authorize individual directors to engage outside advisers at the Company's expense.

AUTHORIZATION

The Board of Directors of the Company has approved the contents and the mailing of this Management Proxy Circular.

Jeffrey Schwartz
Vice-President, Finance and Secretary

DATED at Montreal, Quebec
April 24, 2002

QUEBECOR MERRIL
C A N A D A I N
Printed In Canada
P5625MTL02

LES INDUSTRIES DOREL INC.

AVIS DE CONVOCATION DE L'ASSEMBLÉE GÉNÉRALE ANNUELLE DES ACTIONNAIRES du 30 mai 2002

AVIS EST PAR LES PRÉSENTES DONNÉ que l'assemblée générale annuelle des actionnaires (l'«assemblée») de LES INDUSTRIES DOREL INC. (la «compagnie») sera tenue au lieu, à la date et à l'heure indiqués ci-dessous :

Lieu : Hôtel Omni
Salon Pierre-de-Coubertin
1050, rue Sherbrooke Ouest
Montréal (Québec)

Date : Le 30 mai 2002

Heure : 11 h

L'assemblée sera tenue aux fins suivantes :

1. recevoir et étudier les états financiers consolidés de la compagnie pour l'exercice terminé le 30 décembre 2001, ainsi que le rapport des vérificateurs s'y rapportant;

2. élire les administrateurs;

3. nommer les vérificateurs et autoriser les administrateurs à fixer leur rémunération; et

4. traiter de toute autre question pouvant être dûment soumise à l'assemblée.

Si vous ne pouvez assister à l'assemblée, veuillez dater et signer la procuration accompagnant le présent avis et la retourner. Les procurations qui doivent servir à l'assemblée doivent être déposées auprès de la Société de fiducie Computershare du Canada, C.P. 1900, Succ. B, Montréal (Québec) H3B 3L6 avant 17 h le dernier jour ouvrable précédant immédiatement l'assemblée ou auprès du secrétaire de la compagnie avant le début de l'assemblée ou à toute remise de celle-ci.

Montréal (Québec)
Le 24 avril 2002

PAR ORDRE DU CONSEIL D'ADMINISTRATION

Le vice-président, Finances et secrétaire,

Jeffrey Schwartz

Jeffrey Schwartz

CIRCULAIRE DE PROCURATION DE LA DIRECTION

SOLLICITATION DE PROCURATIONS PAR LA DIRECTION

La présente circulaire de procuration de la direction est donnée relativement à la sollicitation, par la direction de Les Industries Dorel Inc. (la «compagnie»), de procurations qui doivent servir à l'assemblée générale annuelle des actionnaires de la compagnie (l'«assemblée») qui sera tenue à la date, au lieu et aux fins indiqués dans l'avis de convocation de l'assemblée. Il est prévu que la sollicitation sera effectuée principalement par la poste, mais des administrateurs, des dirigeants et des employés de la compagnie peuvent également solliciter des procurations par téléphone, par télécopieur, par courrier électronique ou en personne. La compagnie assumera la totalité des frais de sollicitation.

NOMINATION DES FONDÉS DE POUVOIR ET RÉVOCATION DES PROCURATIONS

Les personnes nommées dans la procuration ci-jointe sont des administrateurs et des dirigeants de la compagnie. Chaque actionnaire a le droit de désigner comme fondé de pouvoir une personne autre qu'une personne nommée dans la procuration ci-jointe, qui ne doit pas nécessairement être un actionnaire de la compagnie. **L'actionnaire qui désire désigner une autre personne pour assister en son nom à l'assemblée peut le faire soit en inscrivant le nom de la personne dans l'espace prévu à cette fin sur la procuration et en signant celle-ci ou en remplissant et en signant une autre procuration en bonne et due forme.**

L'actionnaire qui a donné une procuration peut la révoquer, à l'égard de n'importe quelle question n'ayant pas déjà fait l'objet d'un vote en vertu du pouvoir conféré par la procuration, au moyen d'un document écrit signé par lui ou son fondé de pouvoir autorisé par écrit ou, si l'actionnaire est une société, sous son sceau ou signé par un dirigeant ou un fondé de pouvoir dûment autorisé de cette dernière. Pour être valide, la révocation d'une procuration doit être déposée auprès de l'agent des transferts et agent chargé de la tenue des registres, Société de fiducie Computershare du Canada, C.P. 1900, Succ. B, Montréal (Québec) H3B 3L6 avant 17 h le dernier jour ouvrable précédant immédiatement l'assemblée ou auprès du secrétaire de la compagnie avant le début de l'assemblée ou à toute remise de celle-ci.

POUVOIR DISCRÉTIONNAIRE DES FONDÉS DE POUVOIR

Les droits de vote afférents aux actions représentées par les procurations dûment signées en faveur des personnes nommées dans la procuration ci-jointe seront exercés, à défaut d'instructions contraires, en faveur de : i) l'élection des administrateurs; et ii) la nomination des vérificateurs, tel qu'il est indiqué aux rubriques pertinentes de la présente circulaire de procuration de la direction. Les personnes désignées dans le formulaire de procuration ci-joint exerceront les droits de vote conformément aux instructions qui y sont données. Quant aux modifications pouvant être apportées aux questions énoncées dans l'avis de convocation de l'assemblée et des autres questions pouvant être dûment soumises à l'assemblée, les personnes désignées exerceront les droits de vote à leur gré. À la date d'impression des présentes, la direction de la compagnie n'a connaissance d'aucune modification de ce genre ni d'autres questions devant être soumises à l'assemblée.

ACTIONS COMPORTANT DROIT DE VOTE

Au 31 mars 2002, le nombre d'actions à vote multiple, catégorie A émises et en circulation de la compagnie s'élevait à 4 937 360 et le nombre d'actions à droit de vote subalterne, catégorie B s'élevait à 23 280 132. Chaque action à vote multiple, catégorie A confère à son porteur dix voix et chaque action à droit de vote subalterne, catégorie B confère à son porteur une voix. La compagnie a arrêté la date de clôture des registres au 24 avril 2002 (la «date de clôture des registres») aux fins d'établir les actionnaires habilités à recevoir l'avis de convocation de l'assemblée. Tout actionnaire inscrit à la fermeture des bureaux le 24 avril 2002 pourra voter à l'assemblée. La compagnie dressera une liste des actionnaires ayant le droit de recevoir un avis de convocation à l'égard de cette assemblée, sur laquelle figurera le nombre d'actions détenues par chaque actionnaire, datée au plus tard du dixième jour qui suit la date de clôture des registres.

PRINCIPAUX ACTIONNAIRES

Au 31 mars 2002, à la connaissance de la compagnie, aucune personne ne détenait en propriété véritable, directement ou indirectement, plus de 10 % des actions à droit de vote subalterne, catégorie B de la compagnie ni n'exerçait d'emprise ou avait la haute main sur ce nombre d'actions. Le tableau qui suit indique le nom des actionnaires qui, à la connaissance de la compagnie, détiennent, à titre de propriétaires inscrits ou véritables, directement ou indirectement, plus de 10 % des actions à vote multiple, catégorie A ou qui exercent une emprise ou ont la haute main sur ce nombre d'actions à la même date.

Nom et lieu de résidence	Nombre d'actions détenues	Pourcentage par catégorie
Alan Schwartz .... Montréal (Québec)	771 600	15,6
Martin Schwartz .... Montréal (Québec)	761 600	15,4
Jeff Segel .... Montréal (Québec)	765 600	15,5
Jeffrey Schwartz .... Toronto (Ontario)	761 600	15,4
Laura Schwartz .... Montréal (Québec)	669 240	13,6

ÉLECTION DES ADMINISTRATEURS

Le conseil d'administration compte actuellement sept membres. Les personnes dont les noms figurent sur le formulaire de procuration se proposent de voter en faveur de l'élection des sept personnes mentionnées ci-après. Chaque administrateur restera en fonction jusqu'à la prochaine assemblée générale annuelle des actionnaires ou jusqu'à l'élection de son successeur, à moins qu'il ne quitte son poste ou que celui-ci ne devienne vacant à la suite de sa destitution, de son décès ou de toute autre cause.

Le tableau suivant indique le nom de chaque personne dont la candidature est proposée à un poste d'administrateur, tous les autres postes et fonctions qu'elle occupe au sein de la compagnie, ses fonctions principales, l'année au cours de laquelle elle a été élue administrateur de la compagnie ainsi que le nombre approximatif d'actions à vote multiple, catégorie A et d'actions à droit de vote subalterne, catégorie B de la compagnie qu'elle dit détenir en propriété véritable ou sur lesquelles elle dit exercer une emprise ou avoir la haute main à la date mentionnée ci-dessous.

Nom et poste au sein de la compagnie	Fonctions principales	Administrateur depuis	Nombre d'actions détenues en propriété véritable ou sur lesquelles un contrôle est exercé en date du 31 mars 2002	
			Catégorie A	Catégorie B
Martin Schwartz .... Président, chef de la direction et administrateur	Président et chef de la direction de la compagnie	1987	761 600	649 600
Jeff Segel .... Vice-président, Ventes et marketing et administrateur	Vice-président, Ventes et marketing de la compagnie	1987	765 600	615 600
Alan Schwartz .... Vice-président, Exploitation et administrateur	Vice-président, Exploitation de la compagnie	1987	771 600	635 600
Jeffrey Schwartz .... Vice-président, Finances, secrétaire et administrateur	Vice-président, Finances de la compagnie	1987	761 600	649 800
Dr Laurent Picard[1) 2)] .... Administrateur	Professeur à la retraite Université McGill	1988	—	11 000
Bruce Kaufman[1) 2)] .... Administrateur	Président du conseil TransIsland Airways Ltd. (transporteur aérien régional)	1987	—	—
Maurice Tousson[1) 2)] .... Administrateur	Président et chef de la direction CDREM Inc. (détaillant)	1995	2 000	—

1) Membre du comité de vérification.

2) Membre du comité des ressources humaines et de régie d'entreprise.

Les renseignements relatifs aux actions détenues en propriété véritable ou sur lesquelles les personnes précitées exercent une emprise ou ont la haute main ne proviennent pas de la compagnie mais ont été fournis par les candidats respectifs. La compagnie ne s'est pas dotée d'un comité de direction.

ASSURANCE RESPONSABILITÉ DES ADMINISTRATEURS ET DES DIRIGEANTS

La compagnie a souscrit une assurance pour le bénéfice de ses administrateurs et de ses dirigeants relativement à la responsabilité que ceux-ci pourraient engager dans l'exercice de leurs fonctions à titre d'administrateurs et de dirigeants. La compagnie paye la prime, qui s'est élevée à 125 750 $ US pour l'exercice terminé le 30 décembre 2001. La police d'assurance prévoit une couverture pour une responsabilité totale maximale de 15 000 000 $ US.

RÉMUNÉRATION DES ADMINISTRATEURS ET DES DIRIGEANTS

Rémunération des membres de la haute direction

Le tableau qui suit présente le total de la rémunération annuelle et de la rémunération à long terme versées pour les services rendus, à tous les égards, à la compagnie et à ses filiales au cours des exercices terminés les 30 décembre 2001, 2000 et 1999, au chef de la direction et aux quatre autres membres de la haute direction les mieux rémunérés (les «dirigeants désignés»).

Tableau de la rémunération

	Rémunération annuelle				Rémunération à long terme			
					Octrois		Décaissement	
Nom et fonction principale	Exercice	Salaire $	Prime $	Autre rémunération annuelle $	Nombre d'options octroyées	Octroi de titres restreints	Décaissement au titre du RILT	Toute autre rémunération
Martin Schwartz	2001	625 000	335 000	—	—	—	—	—
Président et chef de la direction	2000	600 000	360 000	—	—	—	—	—
	1999	415 000	920 645	—	—	—	—	—
Jeff Segel	2001	625 000	335 000	—	—	—	—	—
Vice-président, Ventes et	2000	600 000	360 000	—	—	—	—	—
marketing	1999	415 000	920 645	—	—	—	—	—
Alan Schwartz	2001	625 000	335 000	—	—	—	—	—
Vice-président, Exploitation	2000	600 000	360 000	—	—	—	—	—
	1999	415 000	920 645	—	—	—	—	—
Jeffrey Schwartz	2001	625 000	335 000	—	—	—	—	—
Vice-président, Finances	2000	600 000	360 000	—	—	—	—	—
	1999	415 000	920 645	—	—	—	—	—
Robert Klassen	2001	503 796	397 939	5 574	—	—	—	—
Président	2000	456 071	245 058	7 060	—	—	—	—
Ameriwood Industries Inc.	1999	182 498	184 328	—	—	—	—	—

Au cours de l'exercice terminé le 30 décembre 2001, la compagnie a versé un total de 3 014 719 $ en salaire et 1 564 514 $ en primes à ses six hauts dirigeants.

Options octroyées au cours du dernier exercice terminé

En mars 1998, le conseil d'administration de la compagnie a mis sur pied le régime d'options d'achat d'actions de 1998 (le «régime de 1998») à l'intention de ses administrateurs, dirigeants et employés. Le régime de 1998 a été ratifié par les actionnaires à l'assemblée générale annuelle tenue le 28 mai 1998. En janvier 2001, le conseil d'administration a modifié le régime de 1998, portant le nombre d'actions à droit de vote subalterne, catégorie B qui peuvent être émises en vertu de celui-ci de 1 500 000 à 3 000 000. La modification a été ratifiée par les actionnaires à l'assemblée générale annuelle tenue le 31 mai 2001.

En vertu du régime de 1998, le prix de levée par action des options est fixé par le conseil d'administration au moment de l'octroi d'une option, mais il ne peut être inférieur au cours vendeur de clôture des actions à droit de vote subalterne, catégorie B à la Bourse de Toronto, le dernier jour de bourse précédant immédiatement la date de l'octroi. La période maximale au cours de laquelle une option peut être levée est de dix ans à compter de la date de l'octroi. Nulle option ne peut être levée au cours de la première année qui suit son octroi. Une option peut être levée, en totalité ou en partie, par tranches de 25 % des actions visées par l'option, au cours des deuxième, troisième, quatrième puis cinquième années suivant l'octroi.

Aucune option n'a été octroyée aux dirigeants désignés au cours de l'exercice terminé le 30 décembre 2001.

Options levées au cours du dernier exercice et valeurs des options en fin d'exercice

Les hauts dirigeants désignés n'ont pas levé d'options d'achat d'actions au cours de l'exercice terminé le 31 décembre 2001. Le tableau suivant indique la valeur des options détenus par les dirigeants désignés à la fin de l'exercice.

Nom	Actions acquises au moment de la levée	Valeur réalisée ($)	Nombre d'options non levées en fin d'exercice pouvant / ne pouvant être levées	Valeurs des options en jeu non levées en fin d'exercice pouvant / ne pouvant être levées ($) [1)]
Martin Schwartz	—	—	150 000 / 50 000	2 137 500 / 712 500
Jeff Segel	—	—	150 000 / 50 000	2 137 500 / 712 500
Alan Schwartz	—	—	150 000 / 50 000	2 137 500 / 712 500
Jeffrey Schwartz	—	—	150 000 / 50 000	2 137 500 / 712 500
Robert Klassen	—	—	30 000 / 10 000	427 500 / 142 500

1) La valeur des options en jeu non levées est établie en se fondant sur le cours de clôture des actions à droit de vote subalterne, catégorie B à la Bourse de Toronto le 30 décembre 2001 (32,25 $), dont est retranché le prix de levée des options.

Composition du comité des ressources humaines et de régie d'entreprise

Le comité des ressources humaines et de régie d'entreprise est composé de trois membres, soient : de Bruce Kaufman, du Dr Laurent Picard et de Maurice Tousson. Aucun des membres du comité des ressources humaines et de régie d'entreprise n'est un dirigeant ou un employé de la compagnie.

Rapport sur la rémunération des hauts dirigeants

La rémunération des hauts dirigeants de la compagnie est fixée par le conseil d'administration, suivant les recommandations du comité des ressources humaines et de régie d'entreprise. Le programme de rémunération des hauts dirigeants est conçu en vue de rémunérer le rendement et d'être concurrentiel par rapport à d'autres entreprises de taille similaire du même secteur d'activités. La rémunération du président et chef de la direction de la compagnie est l'équivalent de celle versée aux autres membres de la haute direction de la compagnie.

Le programme de rémunération comprend le salaire de base et divers éléments variables telles des primes annuelles et des options d'achat d'actions. Les primes annuelles offrent la possibilité aux employés de la direction et hauts dirigeants de toucher une rémunération incitative en espèces établie en fonction de l'atteinte de certains objectifs fixés par le conseil d'administration.

Les éléments variables du programme de rémunération des hauts dirigeants de la compagnie sont conçus pour rémunérer les hauts dirigeants et employés de la direction en fonction de la performance de la compagnie dans son ensemble.

Le rapport ci-dessus est rendu par les administrateurs dont le nom figure ci-dessous, au nom du comité des ressources humaines et de régie d'entreprise.

Bruce Kaufman — Dr. Laurent Picard — Maurice Tousson

Graphique du rendement

Le graphique suivant fait état du rendement global d'un investissement de 100 $ dans les actions à votre multiple, catégorie A et les actions à droit de vote subalterne, catégorie B de la compagnie, respectivement, fait le 31 décembre 1996 par rapport au rendement cumulatif de l'indice TSE 300, pour la période du 31 décembre 1996 au 1er mars 2002.



Performance des cours des actions de Les Industries Dorel en comparaison de l'indice TSE 300
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Rémunération des administrateurs

Au cours de l'exercice terminé le 30 décembre 2001, la compagnie a versé dans l'ensemble 75 000 $ à trois de ses administrateurs qui ne font pas partie de la direction pour les services rendus en leur qualité.

NOMINATION DES VÉRIFICATEURS

Sauf si elles reçoivent instructions de s'abstenir de voter, les personnes désignées dans la procuration ci-jointe ont l'intention de voter en faveur de la nomination de Goldsmith Miller Hersh, comptables agréés, à titre de vérificateurs de la compagnie, jusqu'à la prochaine assemblée générale annuelle des actionnaires. Goldsmith Miller Hersh, comptables agréés, sont les vérificateurs de la compagnie depuis son premier appel public à l'épargne lancé en 1987.

AUTRES QUESTIONS

La direction de la compagnie n'a connaissance d'aucune question devant être soumise à l'assemblée autres que celles mentionnées dans l'avis de convocation de l'assemblée. Toutefois, si d'autres questions dont la direction n'a pas connaissance sont dûment soumises à l'assemblée, la procuration ci-jointe confère aux personnes qui y sont désignées le pouvoir discrétionnaire de voter sur ces questions avec discernement.

RÉGIE D'ENTREPRISE

Régie d'entreprise

En décembre 1994, le Comité de la régie d'entreprise au Canada de la Bourse de Toronto a émis un rapport (le «rapport de la Bourse de Toronto») qui contient des lignes directrices pour une bonne régie d'entreprise sur des questions telles que la composition d'un conseil d'administration et l'indépendance des membres du conseil d'administration, les fonctions devant être effectuées par un conseil d'administration et les comités de ce conseil et l'efficacité et la formation des membres du conseil. En vue d'assurer la mise en œuvre de ces lignes directrices, la Bourse de Toronto a adopté une exigence selon laquelle une société inscrite doit divulguer ses pratiques en matière de régie d'entreprise par rapport à ces lignes directrices. Le texte qui suit contient l'information qu'il faut divulguer.

Le rapport de la Bourse de Toronto met l'accent sur la composition du conseil d'administration et l'indépendance des membres de ce conseil. En particulier, il recommande qu'un conseil soit composé en majorité d'administrateurs non reliés. Un administrateur «non relié», aux termes du rapport de la Bourse de Toronto, est un administrateur indépendant de la direction et n'ayant aucun intérêt ni aucune relation, y compris des relations d'affaires, autres que les intérêts ou les relations découlant simplement de son actionnariat, qui soit susceptible de nuire d'une façon importante à sa capacité d'agir au mieux des intérêts de la société, ou qui soit raisonnablement susceptible d'être perçu comme ayant cet effet. La composition du conseil d'administration de la société est décrite dans le texte qui suit.

Dans le cas d'une société comptant un «actionnaire important», le rapport de la Bourse de Toronto fait également état de l'exigence de refléter équitablement le placement des actionnaires minoritaires. Le rapport de la Bourse de Toronto définit le terme «actionnaire important» comme étant un actionnaire pouvant exercer la majorité des droits de vote dont sont assorties les actions en circulation de la société, en vue de l'élection des administrateurs. Dans le cas où une société compte un actionnaire important, le rapport de la Bourse de Toronto recommande qu'en plus d'être composé en majorité d'administrateurs non reliés, le conseil devrait inclure un certain nombre d'administrateurs qui n'ont pas d'intérêts dans la société ou dans l'actionnaire important, ni de relations avec la société ou l'actionnaire important, de manière à refléter équitablement le placement des autres actionnaires dans la société. Le conseil d'administration considère que la compagnie ne compte pas un actionnaire important. Toutefois, Martin Schwartz, Jeff Segel, Alan Schwartz, Jeffrey Schwartz et Laura Schwartz ont, ensemble, la capacité d'exercer la majorité des droits de vote rattachés aux actions de la compagnie à l'élection des administrateurs. Martin Schwartz, Alan Schwartz et Jeffrey Schwartz sont les fils de Laura Schwartz; Jeff Segel est un parent par alliance de Martin Schwartz.

Conseil d'administration

Le conseil d'administration de la compagnie reconnaît qu'il est responsable en bout de ligne de la saine gestion des affaires de la compagnie afin de protéger et de valoriser l'avoir des actionnaires, y compris la viabilité financière de l'entreprise.

Le conseil d'administration assume lui-même certaines responsabilités et en délègue à chacun de ses comités. Le conseil d'administration établit les politiques de la compagnie, évalue leur mise en application par la direction et les résultats atteints.

Le conseil d'administration assume la responsabilité de gérance de la production des états financiers annuels et intérimaires, des plans stratégiques, des plans d'affaires, des plans de relève et de la politique de communications. De plus, il se penche sur les enjeux et les événements d'actualité, tel la détermination des principaux risques liés aux affaires de la compagnie et la mise en œuvre de systèmes adéquats pour la gestion de ces risques. Le conseil d'administration vérifie si la direction s'acquitte de ses obligations en matière d'établissement de rapports financiers et de contrôle interne.

Le conseil d'administration se réunit au moins quatre fois par année et, au besoin, convoque d'autres réunions.

Comités du conseil d'administration

Le conseil d'administration a établi deux comités permanents et leur a délégué certaines responsabilités. Le conseil d'administration a également chargé chacun des comités d'exécuter certaines fonctions de nature consultative et de faire des recommandations et de rendre compte au conseil d'administration.

Comité de vérification

Le comité de vérification rencontre le chef de la direction financière de la compagnie et les vérificateurs indépendants pour étudier et se renseigner sur les questions touchant la présentation de l'information financière, le système de comptabilité interne, les procédures financières et le contrôle financier ainsi que le plan et les procédés de vérification, et soumet au conseil d'administration une recommandation quant à la nomination des vérificateurs. Ce comité étudie également les états financiers trimestriels et les états financiers annuels pour en recommander l'approbation au conseil d'administration. Chaque année, le comité de vérification se penche, de concert avec la direction, sur les plans et les objectifs financiers de la compagnie et soumet un compte rendu au conseil d'administration. Le comité assure la liaison entre les administrateurs, les vérificateurs externes, les vérificateurs internes et les dirigeants de la compagnie responsables des questions d'ordre financier. Le comité est composé de trois membres, soient : du Dr Laurent Picard, son président, de Bruce Kaufman et de Maurice Tousson. En tout temps au cours de l'exercice terminé le 30 décembre 2001, de même qu'en date des présentes, aucun des membres du comité de vérification n'est un dirigeant ou un employé de la compagnie ou de l'une de ses filiales.

Comité des ressources humaines et de régie d'entreprise

Le comité des ressources humaines et de régie d'entreprise a pour mandat de proposer au conseil d'administration des candidats aux postes de direction, d'étudier les modalités d'emploi, y compris celles ayant trait à la rémunération et à la recommandation d'octrois aux termes du régime d'options d'achat d'actions de 1998 de la compagnie. Le comité est également chargé d'étudier les pratiques de la compagnie en matière de régie d'entreprise et d'en rendre compte au conseil d'administration, de même que de proposer des candidats potentiels au poste d'administrateur. Ce comité se compose de trois membres, soient : de Bruce Kaufman, du Dr Laurent Picard et de Maurice Tousson. En tout temps au cours de l'exercice terminé le 30 décembre 2001, de même qu'en date des présentes, aucun des membres du comité de vérification n'est un dirigeant ou un employé de la compagnie ou de l'une de ses filiales.

LIGNES DIRECTRICES EN MATIÈRE DE RÉGIE D'ENTREPRISE

Les 14 lignes directrices qui suivent ont été établies par la Bourse de Toronto relativement à la régie d'entreprise et des pratiques de la compagnie à l'égard de chacune d'entre elles.

1. <u>Le conseil d'administration devrait assumer expressément la responsabilité de gérance de la compagnie et, en particulier, la responsabilité des questions suivantes :</u>

a) <u>adoption d'un processus de planification stratégique</u>

Les réunions du conseil d'administration se penchent, à l'occasion, sur des questions importantes relatives au processus de planification stratégique.

Le conseil d'administration étudie les objectifs du chef de la direction et donne une orientation en vue du développement d'une stratégie d'entreprise.

b) <u>identification des principaux risques et mise en œuvre de systèmes de gestion du risque</u>

À l'occasion, le conseil d'administration identifie les principaux risques de la compagnie. Au besoin, le conseil d'administration mettra en œuvre des systèmes pour gérer ces risques.

c) <u>planification de la relève et supervision des hauts dirigeants</u>

Le conseil d'administration se penche sur les questions de structure organisationnelle et de planification de la relève et en discute, au besoin.

La compagnie surveille le rendement des hauts dirigeants en fonction des objectifs et des budgets approuvés par le conseil d'administration.

d) <u>politique en matière de communication</u>

La compagnie estime qu'il est important d'entretenir de bonnes relations avec les épargnants. Toute demande d'information de la part d'un actionnaire reçoit une réponse prompte du dirigeant de la compagnie compétent. Le comité de vérification et le conseil d'administration approuvent les états financiers trimestriels et annuels avant qu'ils ne soient transmis aux actionnaires.

e) <u>intégrité des systèmes de contrôle interne et d'information de gestion de la compagnie</u>

Le conseil d'administration, par la surveillance qu'il exerce et la mise sur pied d'un comité de vérification et d'un comité des ressources humaines et de régie d'entreprise, a établi un système efficace d'encadrement pour la mise en œuvre des stratégies d'entreprise. Le comité de vérification est chargé de veiller à ce que les rapports financiers soient conformes aux principes comptables. Le comité des ressources humaines et de régie d'entreprise est charger d'étudier les questions ayant trait à la rémunération et à l'emploi et de faire des recommandations au conseil d'administration à cet égard.

2. Le conseil doit être constitué en majorité d'administrateurs «non reliés» (indépendants de la direction et non susceptibles de conflits d'intérêts)

Le conseil d'administration estime que trois administrateurs sur sept sont des administrateurs «non reliés».

3. Information à divulguer à l'égard de chaque administrateur qu'il ou qu'elle soit un administrateur relié ou non, et analyse à l'appui de cette conclusion.

Le conseil d'administration estime que Martin Schwartz, Jeff Segel, Alan Schwartz et Jeffrey Schwartz, tous des hauts dirigeants de la compagnie, sont «reliés» à la direction.

4. a) Nommer un comité chargé des mises en candidature/de l'évaluation des administrateurs

Le conseil d'administration et le président sont chargés de proposer des candidats aux fins d'élection, de combler des postes vacants au conseil d'administration et d'évaluer la performance des administrateurs.

b) Composé exclusivement d'administrateurs qui ne sont pas membres de la direction et en majorité d'administrateurs non reliés

Sans objet.

5. Mise en œuvre d'une marche à suivre aux fins de l'évaluation de l'efficacité du conseil, des comités du conseil et des différents administrateurs

La compagnie n'a pas instauré de politique officielle en ce qui a trait à l'évaluation de l'efficacité du conseil d'administration, de ses comités et de chaque administrateur. Les administrateurs peuvent, à l'occasion, faire des observations sur l'efficacité des activités du conseil d'administration.

6. Fournir un programme d'orientation et de formation aux nouveaux administrateurs

La compagnie offre à ces nouveaux administrateurs et membres de ses comités un programme d'orientation consistant en des réunions informelles avec les membres de la haute direction, complétées de séances d'information sur les principaux secteurs d'activités de la compagnie.

7. Revoir la taille du conseil en vue d'en améliorer l'efficacité

Le conseil d'administration compte actuellement sept administrateurs. À l'assemblée, les actionnaires devront se prononcer sur sept mises en candidature aux postes d'administrateurs. Le conseil d'administration est d'avis qu'un conseil d'administration comptant sept membres est de taille suffisante pour offrir une diversité d'opinions et d'expérience ainsi que pour s'acquitter efficacement de ses fonctions.

8. Revoir la rémunération des administrateurs compte tenu du risque et des responsabilités

Le mandat du comité des ressources humaines et de régie d'entreprise est de revoir le montant de la rémunération des administrateurs et de formuler des propositions au conseil d'administration à cet égard. À cette fin, le comité tient compte du temps consacré à la fonction d'administrateur et des honoraires et des responsabilités comparables.

9. Les comités devraient généralement se composer d'administrateurs non reliés et ne faisant pas partie de la direction

Le comité de vérification et le comité des ressources humaines et de régie d'entreprise sont composés uniquement de membres non reliés qui ne font pas partie de la direction.

10. Nommer un comité chargé de mettre au point la démarche à suivre en ce qui concerne les questions de régie d'entreprise

Le conseil d'administration a constitué un comité des ressources humaines et de régie d'entreprise chargé d'étudier les questions de régie d'entreprise et d'en rendre compte au conseil d'administration.

11. a) Définir les limites des responsabilités de la direction en établissant le mandat du :

i) Conseil

Aucun mandat spécifique n'est assigné au conseil d'administration étant donné que le conseil d'administration jouit d'un pouvoir absolu. Toute responsabilité qui n'est pas déléguée à un membre de la haute direction ou à un comité du conseil d'administration demeure la responsabilité du conseil d'administration.

ii) Chef de la direction

Le mandat du chef de la direction est énoncé dans les objectifs écrits dressés chaque année. Ces objectifs comprennent le mandat général de maximiser l'avoir des actionnaires.

b) Le conseil doit approuver les objectifs de la compagnie que le chef de la direction doit atteindre

Chaque année, le conseil d'administration approuve les objectifs du chef de la direction pour la compagnie.

12. Mettre en place des structures et des méthodes assurant l'indépendance du conseil par rapport à la direction

Les réunions du conseil d'administration sont présidées par le président et chef de la direction de la compagnie, M. Martin Schwartz. Le conseil d'administration est d'avis qu'il est préférable de confier la tâche d'établir l'ordre du jour et de s'assurer que l'information pertinente est transmise aux membres du conseil d'administration, élément clé d'une pratique efficace en matière de régie d'entreprise, à une personne ayant une connaissance approfondie de la compagnie et de ses activités. Étant donné que les réunions du conseil d'administration sont présidées par le président et chef de la direction de la compagnie, le conseil d'administration a donné mandat au comité des ressources humaines et de régie d'entreprise, présidé par M. Bruce Kaufman, un administrateur non relié de la compagnie, d'assurer l'indépendance du conseil d'administration par rapport à la direction. En outre, le conseil d'administration peut se réunir au besoin sans la présence de la direction.

13. Nommer un comité de vérification dont le mandat sera défini avec précision

Le comité de vérification a le mandat de : i) surveiller les fonctions de vérification externes et la préparation des états financiers; et ii) rencontrer les vérificateurs externes sans la présence de la direction. Tous les membres du comité de vérification sont des administrateurs ne faisant pas partie de la direction.

14. Mettre en œuvre un système permettant à un administrateur donné d'engager des conseillers externes, aux frais de la compagnie

Au besoin, le président de la compagnie peut autoriser chaque administrateur à retenir les services de conseillers externes, aux frais de la compagnie.

APPROBATION DES ADMINISTRATEURS

Le conseil d'administration de la compagnie a approuvé le contenu et l'envoi de la présente circulaire de procuration.

FAIT à Montréal (Québec), le 24 avril 2002.

Le vice-président, Finances et secrétaire,

Jeffrey Schwartz

Jeffrey Schwartz

QUEBECOR MERRILL
CANADA INC
Imprimé au Canada
P5625MTL02

LIEUX D'EXPLOITATION

Groupe Juvénile Dorel

Amérique du Nord
Bruce Cazenave
Président et chef de la direction
2525 State Street
Columbus, Indiana, USA 47201

Canton Commerce Center
45 Dan Road
Canton, Massachusetts, USA 02021

220 River Drive
Cartersville, Georgia, USA 30210

804, rue Deslauriers
Saint-Laurent (Québec) Canada H4N 1X1

Europe
Kees Spreeuwenberg
Président et chef de la direction
Grasbeemd 28
5705 DG Helmond, Holland

Isopad House, Shenley Road
Borehamwood, Hertfordshire
United Kingdom WD6 1TE

Groupe Mobilier de Maison
Cosco Home & Office
Tom Szczurek, président
2525 State Street
Columbus, Indiana, USA 47201

Dorel Mobilier de Maison
12345, boul. Albert-Hudon, bureau 100
Montréal (Québec) Canada H1G 3L1

Dorel Asia Ltd.
16/F, Tal Building
49 Austin Road
Kowloon, Hong Kong

Groupe Prêt-à-assembler
Robert Klassen
Président et chef de la direction

Ameriwood Industries
305 East South First Street
Wright City, Missouri, USA 63390

202 Spaulding Street
Dowagiac, Michigan, USA 49047

458 Second Avenue
Tiffin, Ohio, USA 44883

Ridgewood Industries
3305 Loyalist Street
Cornwall, Ontario, Canada K6H 6W6

Salles d'exposition
1365 Midway Boulevard, Unit 27
Suite 100
Mississauga, Ontario, Canada L5T 2J5

Commerce and Design Building
201 West Commerce Street, 9th Floor
Highpoint, North Carolina, USA 27261

SIÈGE SOCIAL

Les Industries Dorel Inc.
1255, avenue Greene, bureau 300
Westmount (Québec) Canada H3Z 2A4

AVOCATS

Heenan Blaikie S.R.L.
1250, boul. René-Lévesque Ouest
Bureau 2500
Montréal (Québec) Canada H3B 4Y1

VÉRIFICATEURS

Canada :

Goldsmith Miller Hersh
1411, rue du Fort, bureau 200
Montréal (Québec) Canada H3H 2N6

États-Unis :

Deloitte & Touche S.R.L.
111 Monument Circle
Bank One Tower, Suite 2000
Indianapolis, Indiana, USA 46204-5120

Pays-Bas :

Moret Ernst & Young
Prof. Dr. Dorgelolaan 12
5613 AM Eindhoven, P.O. Box 455
Pays-Bas

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RELATIONS AVEC
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Maison Brison
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3201, boul. Graham
Ville Mont-Royal (Québec)
Canada H3R 1K1
Tél. : (514) 731-0000
Téléc. : (514) 731-4525
Courriel : brison1@maisonbrison.com

INSCRIPTION BOURSIÈRE
Symboles des actions ordinaires :
(DII.A) (DII.B) Bourse de Toronto
(DIIBF) NASDAQ

ASSEMBLÉE ANNUELLE DES ACTIONNAIRES
Le jeudi 30 mai 2002, 11 h
Hotel Omni, Salon Pierre-de-Coubertin : 1050, rue Sherbrooke Ouest, Montréal (Québec) Canada

998 2000 2001

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